   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 9, 1997



                                                      REGISTRATION NO. 333-32249

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               STAR BUFFET, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                            5812                               -
 (STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL            (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)           IDENTIFICATION NO.)

              440 LAWNDALE DRIVE, SALT LAKE CITY, UTAH 84115-2917
                                 (801) 463-5500
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ROBERT E. WHEATON
                     CHIEF EXECUTIVE OFFICER AND PRESIDENT
                               STAR BUFFET, INC.
                               440 LAWNDALE DRIVE
                        SALT LAKE CITY, UTAH 84115-2917
                                 (801) 463-5500
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

              C. CRAIG CARLSON, ESQ.                              PETER LILLEVAND, ESQ.
              J. MICHAEL VAUGHN, ESQ.                               IAIN MICKLE, ESQ.
         STRADLING YOCCA CARLSON & RAUTH,                  ORRICK, HERRINGTON & SUTCLIFFE LLP
            A PROFESSIONAL CORPORATION                      OLD FEDERAL RESERVE BANK BUILDING
       660 NEWPORT CENTER DRIVE, SUITE 1600                        400 SANSOME STREET
          NEWPORT BEACH, CALIFORNIA 92660                    SAN FRANCISCO, CALIFORNIA 94111
                  (714) 725-4000                                     (415) 392-1122

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED SEPTEMBER 9, 1997


                                2,500,000 SHARES

                                      LOGO
                                  COMMON STOCK
                            ------------------------


     Of the 2,500,000 shares of Common Stock offered hereby, 1,900,000 shares are being sold by Star Buffet, Inc. ("Star Buffet" or the "Company") and 600,000 shares are being sold by CKE Restaurants, Inc. ("CKE" or the "Selling Stockholder"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholder. Following completion of this offering, CKE will own approximately 44.4% of the outstanding shares of Common Stock (approximately 41.0% if the Underwriters' over-allotment option is exercised in full).



     Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price of the Common Stock will be between $10.00 and $12.00 per share. See "Underwriting" for a discussion of factors to be considered in determining the initial public offering price. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "STRZ," subject to official notice of issuance.


   SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR CERTAIN FACTORS THAT SHOULD BE
    CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
         EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
  UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.
- --------------------------------------------------------------------------------

- -------------------------------------------------------------------------------------------------
                                                                                   PROCEEDS TO
                           PRICE TO         UNDERWRITING        PROCEEDS TO          SELLING
                            PUBLIC           DISCOUNT(1)        COMPANY(2)       STOCKHOLDER(2)
- -------------------------------------------------------------------------------------------------
Per Share............          $                  $                  $                  $
- -------------------------------------------------------------------------------------------------
Total(3).............          $                  $                  $                  $
=================================================================================================

(1) See "Underwriting" for a description of the indemnification arrangements with the Underwriters.

(2) Before deducting expenses estimated at $700,000, of which $532,000 are payable by the Company and $168,000 are payable by the Selling Stockholder.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to an additional 375,000 shares of Common Stock at the Price to Public, less the Underwriting Discount, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting
    Discount and Proceeds to Company will be $          , $          and
    $          , respectively. See "Underwriting."
                            ------------------------

     The Common Stock is offered by the several Underwriters named herein, subject to prior sale, when, as and if delivered to and accepted by them. The Underwriters reserve the right to reject orders in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of certificates representing the Common Stock will be made on or about
            , 1997.


EQUITABLE SECURITIES CORPORATION


                            EVEREN SECURITIES, INC.


                                                    CRUTTENDEN ROTH INCORPORATED


          , 1997

             [MAP DEPICTING LOCATION OF THE COMPANY'S RESTAURANTS]


     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN ACTIVITIES THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF COMMON STOCK FOLLOWING THIS OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE COMMON STOCK OR MAINTAIN THE PRICE OF THE COMMON STOCK AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and financial statements, including notes thereto, included elsewhere in this Prospectus. Unless otherwise indicated, all information contained in this Prospectus assumes
(i) the consummation of the Formation Transactions described below under the heading "The Formation Transactions" and (ii) that the Underwriters' over-allotment option is not exercised. The restaurant holdings of Summit Family Restaurants Inc. ("Summit") include 16 HomeTown Buffet restaurants operated by HTB Restaurants, Inc., a wholly-owned subsidiary of Summit ("HTB"), and two Casa Bonita Mexican-themed restaurants. Summit was acquired by CKE on July 15, 1996. The operations of HTB prior to July 15, 1996 are referred to herein as the Predecessor Company. The two Casa Bonita restaurants were acquired by CKE on October 1, 1996. The combined operations of HTB subsequent to July 15, 1996 and the two Casa Bonita restaurants subsequent to October 1, 1996 are referred to herein as the Successor Company. For purposes hereof and unless the context requires otherwise, the terms "Company" and "Star Buffet" refer to Star Buffet, Inc. and the operations of the Predecessor Company and the Successor Company.

                                  THE COMPANY


     The Company, through its subsidiaries, owns and operates 16 franchised HomeTown Buffet restaurants, two Mexican-themed restaurants operated under the Casa Bonita name and has entered into a definitive agreement to acquire seven additional buffet restaurants which operate under the "JJ North's Grand Buffet" name (collectively, the "North's Restaurants"). The Company's restaurants, including the North's Restaurants, are located in nine western states and are focused upon providing customers with a wide variety of fresh, high quality food at modest prices in a warm, friendly atmosphere.


     The Company's strategic objective is to become a leading national operator of regional buffet restaurants through (i) acquisitions of existing buffet restaurants which management believes can benefit from the Company's management practices, (ii) new restaurant openings, particularly by acquiring existing restaurant locations which can be converted to buffet restaurants operated or under development by the Company and (iii) minority investments in or strategic alliances with other regional buffet restaurant chains. The Company's growth strategy is designed to capitalize on the opportunities management perceives in the fragmented buffet segment of the restaurant industry.

     The Company believes that regional buffet concepts have certain advantages in their market area over national buffet concepts due to their name recognition and ability to meet the specific taste preferences of their customers, but generally lack the management resources, purchasing power and capital to expand and capitalize on their regional market strength. The Company believes that its ability to reduce administrative expenses and achieve other strategic and financial benefits through increased purchasing power, shared product development and marketing efficiencies and its greater access to capital will provide the Company with significant competitive advantages.


     The Company plans to actively seek acquisition opportunities which exist due to the fragmentation of the buffet, cafeteria and grill-buffet segments of the restaurant industry, which are comprised of a substantial number of regional chains. The Company believes that most of these regional chains are privately owned and may be available for acquisition because they lack the financial and operational structure to compete with larger regional and national chains. Management believes that the Company will be able to offer these operators an attractive alternative by allowing them, in many cases, the opportunity to continue managing their business after acquisition and to increase their focus on customer service and quality rather than administration and finance. Following acquisition, management intends to integrate and improve the operations and profitability of regional buffet chains by (i) enhancing food quality and service levels, (ii) implementing operational cost controls and management incentive structures and (iii) leveraging CKE's relationship to reduce overhead expenses. Acquisitions, however, also involve a number of special risks that could adversely affect the Company's business, financial condition and results of operations, including the diversion of management's attention, the assimilation of the operations and personnel of the acquired restaurants, the amortization of acquired intangible assets and the potential loss of key employees. See "Risk Factors -- Risks Associated with Expansion and Acquisitions."


     The Company has benefited from its relationship with CKE through its access to certain operating systems and strategies which CKE successfully implemented in its Carl's Jr. chain. For the fifty-two weeks ended July 14, 1997, HTB's HomeTown Buffet restaurants experienced a 1.7% increase in same-store sales, following a 9.2% decline in same-store sales during the fiscal year ended December 18, 1995. In addition, management lowered food costs to 35.3% of total revenues during the sixteen weeks ended May 19, 1997 from 36.9% of total revenues for the sixteen weeks ended May 20, 1996. The Company believes that its ability to accomplish these cost reductions and operational improvements is due to the Company's customer focus and management practices. The Company believes that its ability to deliver high quality food to customers with superior service in clean and friendly environments has been central to its success at improving customer perceptions and sales.


     As part of CKE's desire to focus its management efforts and capital resources on quick-service restaurants, CKE has determined that the expansion of the Company will be enhanced through the creation of a separate publicly traded company focused on the buffet segment. After the completion of this offering, CKE will own approximately 44.4% of the outstanding Common Stock (approximately 41.0% if the Underwriters' over-allotment option is exercised in full). Pursuant to a three-year management service agreement (the "Service Agreement"), CKE will provide the Company with multi-unit infrastructure support, including purchasing, accounting, administrative, financial and real estate services. The Company plans to leverage its relationship with CKE by utilizing CKE's proven operating systems and corporate infrastructure. Management believes that the services provided by CKE will enable the Company to focus its resources on operational improvements, cost control and concept and brand development. See "Risk Factors -- Control by and Dependence on CKE," "Business -- Relationship with CKE" and "Certain Transactions."


     The Company's corporate headquarters is located at 440 Lawndale Drive, Salt Lake City, Utah 84115-2917, and its telephone number is (801) 463-5500.

                              RECENT DEVELOPMENTS

     North's Restaurants. On July 24, 1997, CKE entered into an Asset Purchase Agreement (the "Acquisition Agreement") with North's Restaurants, Inc. ("North's") to acquire the North's Restaurants and the trademarks, menus, restaurant designs and other intangible assets used in connection with North's restaurant operations. These seven restaurants are located in Idaho, Oregon, Utah and Washington. For the twelve months ended December 31, 1996, the North's Restaurants generated revenues of $10.8 million and income from operations of $37,000.

     Prior to the completion of this offering, CKE will assign to the Company all of CKE's rights and certain of its obligations under the Acquisition Agreement. The Company intends to acquire the North's Restaurants (the "North Acquisition") simultaneously with the completion of this offering. The aggregate consideration to be paid by the Company for the North's Restaurants will be $4.5 million, subject to adjustment. The closing of the North Acquisition is subject to the satisfaction of certain conditions. See "Business -- The North Acquisition."


     The performance of the North's Restaurants has been adversely affected in recent years by operational difficulties and inadequate capital resources, the effects of which were compounded by increased competition in the industry. The Company believes that it can meaningfully improve the same-store sales and profitability levels at the North's Restaurants and has developed a plan to integrate the North's Restaurants into the Company and improve their operations by implementing certain of the strategies developed by CKE which HTB has used to improve the operations of its HomeTown Buffet restaurants. See "Risk
Factors -- Risks Associated with the North Acquisition."


     Stacey's Buffet. On July 18, 1997, CKE signed a non-binding letter of intent (the "LOI") with Stacey's Buffet, Inc. ("Stacey's") for a strategic alliance between the Company and Stacey's. Stacey's operates

24 buffet restaurants, 19 of which are located in Florida. For the fiscal year ended January 1, 1997, Stacey's reported revenues of $38.8 million and an operating loss of $1.9 million.

     The transactions contemplated by the LOI are subject to the negotiation of definitive agreements and approval of Stacey's and the Company's Boards of Directors. The LOI contemplates an arrangement whereby the Company would (i) provide certain purchasing, administrative and management services to 23 of the Stacey's buffet restaurants, (ii) loan Stacey's $2.0 million for remodeling or reconcepting several of Stacey's restaurants and (iii) receive management fees equal to 3.5% of Stacey's revenues and a warrant to purchase 30% of Stacey's fully diluted common stock. The Company would also have the right to designate two members of Stacey's five-member board of directors.


     The Company believes that the transactions contemplated by the LOI provide the Company with an opportunity to leverage its management expertise to improve Stacey's operations. The Company believes that Stacey's operations have suffered in recent years due to operational difficulties and inadequate capital resources. The Company believes that its management practices and purchasing economies could have a significant positive impact on Stacey's operations. The Company intends to work with Stacey's to implement labor and other cost saving programs developed by CKE and to convert certain units to the Company's prototype buffet restaurant. See "Risk Factors -- Risks Associated with Minority Investments."

                           THE FORMATION TRANSACTIONS

     The Company was incorporated as a Delaware corporation on July 28, 1997. Prior to the completion of this offering, CKE will contribute to the Company all of the issued and outstanding shares of capital stock of Summit in exchange for 2,600,000 shares of Common Stock of the Company (the "Summit Exchange"). Summit is the parent corporation of HTB, which operates 16 HomeTown Buffet restaurants as a franchisee of HomeTown Buffet, Inc. (the "HomeTown Franchisor"). Summit was acquired by CKE in July 1996, at which time it was the owner, operator and franchisor of 101 JB's Restaurants and the owner and operator of six Galaxy Diner restaurants. Prior to the Summit Exchange, Summit will sell substantially all of its net assets, including its JB's Restaurant system and Galaxy Diner restaurants, but excluding the shares of capital stock of HTB owned by Summit, to JB's Restaurants, Inc., a newly formed subsidiary of CKE ("JB's"), in exchange for a promissory note in a principal amount equal to CKE's net book value of those assets as of the date of sale (the "JB's Note"). JB's will continue to operate the JB's Restaurants and related franchise system and the Galaxy Diner restaurants and assume all of Summit's liabilities, other than liabilities incurred which specifically relate to the restaurant operations of HTB and the two Casa Bonita restaurants. Immediately following completion of such sale, and prior to the Summit Exchange, Summit will assign the JB's Note and its rights to payment thereunder to CKE as a dividend. In addition, prior to the Summit Exchange, Taco Bueno, Inc., an indirect wholly-owned subsidiary of CKE formerly known as Casa Bonita Incorporated ("Taco Bueno"), will sell substantially all of the net assets relating to its two Casa Bonita restaurants to Summit in exchange for a promissory note in the principal amount equal to CKE's net book value of those assets (which is estimated at $495,000 as of May 19, 1997) as of the date of sale (the "Casa Bonita Note"). Summit will continue to operate the Casa Bonita restaurants and assume all of Taco Bueno's liabilities relating to those restaurant operations. These transactions are collectively referred to herein as the "Formation Transactions." See "Certain Transactions."

                                  THE OFFERING


Common Stock offered by the Company..............  1,900,000 shares
Common Stock offered by the Selling
  Stockholder....................................  600,000 shares
Common Stock to be outstanding after this
  offering.......................................  4,500,000 shares(1)
Use of proceeds..................................  The Company intends to use approximately
                                                   $7.9 million of the net proceeds of this
                                                   offering to pay a declared and unpaid cash
                                                   dividend to CKE, approximately $2.0
                                                   million for the loan to Stacey's
                                                   contemplated by the LOI, approximately
                                                   $1.7 million to acquire equipment under
                                                   certain operating leases, approximately
                                                   $500,000 to finance the cash portion of
                                                   the consideration to be paid for the North
                                                   Acquisition and $495,000 to repay the Casa
                                                   Bonita Note. The remaining net proceeds
                                                   are expected to be used to finance the
                                                   development or acquisition of additional
                                                   buffet restaurants and for working capital
                                                   and other general corporate purposes. See
                                                   "Use of Proceeds."
Proposed Nasdaq National Market symbol...........  STRZ
Risk Factors.....................................  See "Risk Factors" for certain factors that should be considered by prospective
                                                   purchasers of the Common Stock.


- ---------------

(1) Excludes 602,500 shares of Common Stock reserved for issuance upon the exercise of stock options to be granted under the Company's 1997 Stock Incentive Plan to certain employees and non-employee directors of the Company upon the closing of this offering. Also excludes warrants to acquire up to 150,000 shares of Common Stock that may be purchased in connection with the North Acquisition. Such options and warrants will have an exercise price per share equal to the initial public offering price. See "Management--1997 Stock Incentive Plan" and "Business--The North Acquisition."

              SUMMARY COMBINED HISTORICAL AND UNAUDITED PRO FORMA
                    FINANCIAL AND RESTAURANT OPERATING DATA
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


     The following table presents summary combined historical financial and restaurant operating data of the Predecessor Company and the Successor Company. The Successor Company has adopted a fiscal year ending on the last Monday in January. The Predecessor Company and the Casa Bonita restaurants historically have operated on different fiscal year end dates. For purposes of presentation and for purposes of comparing the historical fifty-two week fiscal 1994 and 1995 results of the Predecessor Company to the combined results of operations of the Company, the following table includes a 52-week period comprised of the results of operations of HTB from January 30, 1996 to July 15, 1996 (Predecessor Company) and July 16, 1996 to January 27, 1997 combined with the results of operations of the two Casa Bonita restaurants from October 1, 1996 to January 27, 1997 (Successor Company). The following data is derived from, and should be read in conjunction with, the historical financial statements and unaudited pro forma combined condensed financial statements, and the notes thereto, included elsewhere in this Prospectus.



                         PREDECESSOR              SUCCESSOR
               --------------------------------   ---------                                        SIXTEEN WEEKS ENDED
                                                   TWENTY-                              -----------------------------------------
                 FIFTY-TWO WEEKS       THIRTY       EIGHT
                      ENDED            WEEKS        WEEKS      FIFTY-TWO WEEKS ENDED    PREDECESSOR    SUCCESSOR       MAY 19,
               -------------------     ENDED        ENDED          JAN. 27, 1997        -----------   -----------       1997
               DEC. 19,   DEC. 18,    JULY 15,    JAN. 27,    -----------------------     MAY 20,       MAY 19,     -------------
                 1994       1995        1996        1997      COMBINED   PRO FORMA(1)      1996          1997       PRO FORMA(1)
               --------   --------   ----------   ---------   --------   ------------   -----------   -----------   -------------
COMBINED
 STATEMENT OF
 EARNINGS
 DATA:
Total
 revenues....  $ 30,871   $ 36,741    $ 23,207     $23,632    $42,488      $ 53,318       $12,909       $16,581        $19,717
Income from
operations...       961        242         691       1,051      1,576         1,711           495         1,710          1,641
Income before
 income
 taxes.......       758         50         546         945      1,357           921           411         1,648          1,404
Net income...  $    457   $     28    $    330     $   551    $   801      $    553       $   246       $   989        $   842
Net income
 per common
 share.......                                                              $   0.12                                    $  0.19
Common shares
 used in
 computing
 per share
 amounts (in
thousands)...                                                                 4,500                                      4,500
RESTAURANT
 OPERATING
 DATA:
Average annual sales per
 restaurant:
 HomeTown
   Buffet....  $  2,627   $  2,455                            $ 2,466
 Casa
   Bonita....        --         --                              5,887
Percentage
 increase
 (decrease)
 in
 comparable
 store
 sales(2):
 HomeTown
   Buffet....       4.3%      (9.2)%                             (0.4)%                      (3.1)%         2.2%
 Casa
   Bonita....        --         --                                8.8 %                        --           0.4%
Number of
 restaurants
 open (at end
 of period):
 HomeTown
   Buffet....        14         16                                 16            16            16            16             16
 Casa
   Bonita....        --         --                                  2             2            --             2              2
 North's
 Restaurants...       --        --                                 --             7            --            --              7
                -------    -------                            -------       -------       -------       -------        -------
   Total.....        14         16                                 18            25            16            18             25
                =======    =======                            =======       =======       =======       =======        =======



                                                                                                               MAY 19, 1997
                                                                                                         ------------------------
                                                                                                         SUCCESSOR
                                                                                                         ---------
                                                                                                          ACTUAL     PRO FORMA(1)
                                                                                                         ---------   ------------
COMBINED BALANCE SHEET DATA:
 Total assets..........................................................................................   $17,189      $ 35,429
 Total long-term debt and capital lease obligations, including current portion.........................     2,534         9,534
 Stockholders' equity..................................................................................    10,426        20,951


- ---------------

(1) Adjusted to give pro forma effect to this offering, the application of the estimated net proceeds thereof and the North Acquisition. See "Selected Pro Forma Financial Data."



(2) Includes only restaurants open throughout the full periods being compared.

                                  RISK FACTORS


     In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and in "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Growth Strategy" and elsewhere in this Prospectus.


RISKS ASSOCIATED WITH EXPANSION AND ACQUISITIONS

     The Company intends to pursue an aggressive growth strategy, the success of which will depend in part on the ability of the Company to acquire or construct additional buffet restaurants or to convert acquired sites into buffet restaurants, within both existing and new markets. The success of the Company's growth strategy is dependent upon numerous factors, many of which are beyond the Company's control, including the availability of suitable acquisition opportunities, the lease or purchase of suitable sites on acceptable terms, the ability of the Company to obtain necessary governmental permits and approvals, the availability of appropriate financing and general economic conditions. The Company must compete with other restaurant operators for acquisition opportunities and with other restaurant operators, retail stores, companies and developers for desirable site locations. Many of these entities have substantially greater financial and other resources than the Company. There can be no assurance that the Company will be able to identify, negotiate and consummate acquisitions of additional buffet restaurants or new restaurant sites or that acquired restaurants or newly constructed or converted restaurants can be operated profitably and successfully integrated into the Company's operations. Many of its acquired and new restaurants will be located in geographic markets in which the Company has limited or no operating experience. In addition, the Company's acquisition strategy includes the identification of companies or properties that are viewed as underperforming by the Company. This element of the Company's strategy increases the risks involved with the Company's acquisitions.


     Acquisitions involve a number of special risks that could adversely affect the Company's business, financial condition and results of operations, including the diversion of management's attention, the assimilation of the operations and personnel of the acquired restaurants, the amortization of acquired intangible assets and the potential loss of key employees. In particular, the failure to maintain adequate operating and financial control systems or unexpected difficulties encountered during expansion could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that any acquisition will not materially and adversely affect the Company or that any such acquisition will enhance the Company's business. The Company is unable to predict the likelihood of any additional acquisitions (other than the North Acquisition) being proposed or completed in the near future. If the Company determines to make any significant acquisition, the Company may be required to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity or convertible debt securities could result in additional dilution to the Company's stockholders. There can be no assurance that adequate equity or debt financing would be available to the Company for any such acquisitions.


LACK OF COMBINED OPERATING HISTORY

     The Company has only been in existence since July 1997. Prior to the Formation Transactions, the companies comprising the Successor Company operated independently and were not under common control or management until October 1, 1996. Therefore, the operations of the Company have a limited combined operating history upon which investors may evaluate the Company's performance. In view of its limited combined operating history, the Company remains vulnerable to a variety of business risks generally associated with young, growing companies. There can be no assurance that operating results of existing or future restaurants will be comparable to historical results of operations or that the Company will be profitable on a quarterly or annual basis in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CONTROL BY AND DEPENDENCE ON CKE


     CKE will own approximately 44.4% of the Company's outstanding Common Stock following the completion of this offering (approximately 41.0% if the Underwriters' over-allotment option is exercised in full) and will be able to control or significantly influence substantially all matters requiring approval by the stockholders of the Company, including the election of directors and the approval of mergers or other business combination transactions. Such concentration of ownership could discourage or prevent a change in control of the Company. The Company's success is highly dependent on its continued relationship with CKE. Pursuant to the three-year Service Agreement, CKE will provide the Company with multi-unit infrastructure support, including purchasing, accounting, administrative, financial and real estate services. The expiration or termination of the Service Agreement could have a material adverse effect on the Company's business, financial condition and results of operations.



     In addition to the Service Agreement, the Company may enter into additional or modified agreements, arrangements and transactions with CKE. There can be no assurance that conflicts of interest will not occur with respect to the Service Agreement or such future business dealings and similar corporate matters. Conflicts may arise in connection with recruiting, site selection, and acquisition and expansion opportunities. There can be no assurance that any such conflicts will be resolved in a manner favorable to the Company or its non-controlling stockholders. See "Business--Relationship with CKE," "Certain Transactions" and "Principal and Selling Stockholders."


RISKS ASSOCIATED WITH THE NORTH ACQUISITION


     Consummation of the North Acquisition is subject to the satisfaction of certain conditions, such as obtaining lien releases, completion of this offering and other customary closing conditions. Following the North Acquisition, the combined companies will be more complex and diverse than any one of such companies individually, and the combination and continued operation of their distinct business operations will present difficult challenges for the Company's management due to the increased time and resources required in the management effort. The Company and North's Restaurants have different systems and procedures in many operational areas which must be integrated. There can be no assurance that integration will be successfully accomplished. The difficulties of such integration may be increased by the necessity of coordinating geographically diverse organizations. The integration of certain operations following the North Acquisition will require the dedication of management resources which may temporarily distract attention from the day-to-day business of the combined companies. The North's Restaurants have recently experienced declining same-store sales and significant net losses. There can be no assurance that the Company will be able to return the North's Restaurants to profitability. The failure to effectively integrate the operations of the Company and the North's Restaurants or to improve the results of operations of the North's Restaurants could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--The North Acquisition," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Selected Pro Forma Financial Data."


DEPENDENCE UPON AND RESTRICTIONS RESULTING FROM RELATIONSHIP WITH THE HOMETOWN FRANCHISOR

     The performance of HTB's HomeTown Buffet restaurant operations is directly related to the success of the HomeTown Franchisor's buffet restaurant system, including the management and financial condition of the HomeTown Franchisor as well as restaurants operated by the HomeTown Franchisor and other franchisees of HomeTown Buffet restaurants. The inability of HTB's HomeTown Buffet restaurants to compete effectively with other buffet restaurants would have a material adverse effect on the Company's business, financial condition and results of operations. The success of HTB's HomeTown Buffet restaurants depends in part on the effectiveness of the HomeTown Franchisor's marketing efforts, new product development programs, quality assurance and other operational systems over which the Company has no control. For example, adverse publicity involving the HomeTown Franchisor or one or more HomeTown Buffet restaurants operated by HTB, the HomeTown Franchisor or its other franchisees could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Relationship with the HomeTown Franchisor," "--Competition" and "--Legal Proceedings."

     HTB operates each of its HomeTown Buffet restaurants pursuant to a franchise agreement with the HomeTown Franchisor (each, a "Franchise Agreement"). HTB's HomeTown Buffet operations are subject to certain restrictions imposed by the HomeTown Franchisor's policies and procedures as in effect from time to time, which restrictions include limitations on HTB's ability to modify the menu items and decor of its HomeTown Buffet restaurants. In addition, the Company's HomeTown Buffet operations are subject to certain contractual and other restrictions, including the following:


     Noncompetition. Each of the Franchise Agreements includes a provision restricting HTB and certain of its affiliates, during the term of the Franchise Agreement and during the period of two years commencing on the expiration or termination thereof, from engaging in any business similar to the HomeTown Buffet restaurant, including any restaurant business that involves a pure buffet restaurant that does not include waitperson service or the service of separate entree menu items, within 25 miles of the location of any HomeTown Buffet restaurant, or hiring any person from, or soliciting or inducing any person to leave his or her employment with, the HomeTown Franchisor or any HomeTown Buffet restaurant.


     Change of Control of HTB; Issuance of Securities. Each Franchise Agreement provides that HTB shall not sell, assign, transfer or encumber (collectively, a "transfer") any right, license or franchise granted by the Franchise Agreement, or HTB's interest in the respective HomeTown Buffet restaurant, and shall not cause or permit any such transfer to occur by operation of law or otherwise without the express written consent of the HomeTown Franchisor. The issuance or transfer of 20% or more of the stock in HTB, by operation of law or otherwise, constitutes a transfer of the Franchise Agreement requiring the HomeTown Franchisor's consent. If the HomeTown Franchisor's consent is required but not obtained in connection with any such transfer or issuance, the HomeTown Franchisor could attempt to terminate the Franchise Agreements, which attempt, if successful, would have a material adverse effect on the Company's business, financial condition and results of operations.

     Proprietary Information. Each Franchise Agreement includes provisions to the effect that HTB will not use certain proprietary information, such as the HomeTown Franchisor's operating manual, standard recipe manual and standard menu and certain information set forth therein (including trade secrets, know-how methods and techniques), except with respect to the operation of a HomeTown Buffet restaurant, or disclose such proprietary information to any persons not permitted by the Franchise Agreement, and that HTB will conform to the common image and identity created by the foods, products, premiums, novelty items, recipes, ingredients, cooking techniques and processes and the services associated with the HomeTown Buffet restaurant system described in the Franchise Agreement.

     Right of First Refusal. Each Franchise Agreement includes a provision granting the HomeTown Franchisor a right of first refusal to purchase the HomeTown Buffet restaurant and the franchise granted thereby upon substantially the same terms and conditions of any bona fide offer for such franchise or any interest in the ownership thereof or of a substantial portion of the assets of such restaurant which HTB is ready and willing to accept.


     Following CKE's announcement of the Formation Transactions on July 28, 1997, the HomeTown Franchisor and its counsel requested additional information from HTB relating to the Formation Transactions and this offering for the purpose of assessing HTB's compliance with the foregoing contractual and other restrictions. HTB has provided certain of such information to the HomeTown Franchisor, and representatives of HTB and the HomeTown Franchisor have met to discuss the foregoing matters and to explore ways of resolving their differences, including the pending litigation with the HomeTown Franchisor. Although management of the Company believes that the foregoing contractual and other restrictions are not binding upon the Company or any of its subsidiaries other than HTB (and, with respect to certain provisions of the Franchise Agreements, Summit), and that there are limitations under applicable law on the enforceability of certain of such restrictions (such as noncompetition provisions and provisions relating to the termination or renewal of a franchise), there can be no assurance that the HomeTown Franchisor will not pursue claims against the Company or its subsidiaries alleging noncompliance with the Franchise Agreements or other matters. If the Company is forced to defend itself against such claims, whether or not meritorious, the Company may be required to incur substantial expense and diversion of management attention, and there can be no assurance that such claims will not have a material adverse effect on the Company's business, financial condition and results of operations or on its ability to pursue its business plan. The existence of any such litigation could also have a material adverse effect on the trading price of the Company's Common Stock. HTB and the HomeTown Franchisor have recently been, and are currently, involved in arbitration and litigation proceedings with respect to certain matters. See "Business--Legal Proceedings."


FLUCTUATIONS IN QUARTERLY RESULTS


     The Company has in the past experienced, and expects to continue to experience, significant fluctuations in restaurant revenues and results of operations from quarter to quarter. In particular, the Company's quarterly results can vary as a result of acquisitions and minority investments, costs incurred to integrate newly acquired entities, and seasonal patterns. A large number of the Company's restaurants are located in areas which are susceptible to severe winter weather conditions which may have a negative impact on customer traffic and restaurant revenues. Accordingly, the Company believes that period-to-period comparisons of its operating results are not necessarily meaningful and that such comparisons cannot be relied upon as indicators of future performance. There can be no assurance that future seasonal and quarterly fluctuations will not have a material adverse effect on the Company's business, financial condition and results of operations.


COMPETITION


     The restaurant industry is highly competitive. The Company competes on the basis of the quality and value of food products offered, price, service, location and overall dining experience. The Company's primary competitor in the buffet restaurant business is Buffets, Inc., which owns, operates and franchises the HomeTown Buffet and Old Country Buffet restaurant concepts. The Company also competes with a large and diverse group of restaurant chains and individually owned restaurants, including chains and individually owned restaurants that use a buffet format. The number of buffet restaurants with operations generally similar to the Company's has grown considerably in the last several years, and the Company believes competition among buffet restaurants is increasing. As the Company and its principal competitors expand operations in various geographic areas, competition, including competition among buffet restaurants, can be expected to intensify. Such intensified competition could increase the Company's operating costs or adversely affect its revenues. A number of competitors have been in existence longer than the Company and have substantially greater financial, marketing and other resources and wider geographical diversity than does the Company. In addition, the restaurant industry is affected by changes in consumer tastes, national, regional and local economic conditions and market trends. The Company's significant investment in, and long-term commitment to, each of its restaurant sites limits its ability to respond quickly or effectively to changes in local competitive conditions or other changes that could have a material adverse effect on the Company's business, financial condition and results of operations.


RISKS ASSOCIATED WITH MINORITY INVESTMENTS

     As part of its growth strategy, the Company intends to seek minority investments in or strategic alliances with other regional buffet restaurant chains, like Stacey's, that the Company believes can be improved through the implementation of the Company's management practices. Such investments and alliances will not be easily liquidated, and the failure of the Company to improve the operating results of such restaurant chains could adversely affect the Company's ability to recoup or realize a return on its investments. There can be no assurance that the Company will be able to improve the operating results of those restaurant chains in which it makes a minority investment or with which it forms a strategic alliance. See "Business--Growth Strategy" and "--The Stacey's Strategic Alliance."


RISKS ASSOCIATED WITH RESTAURANT INDUSTRY


     Food service businesses are often affected by changes in consumer tastes, national, regional and local economic conditions and demographic trends. The performance of individual restaurants may be adversely affected by factors such as traffic patterns, demographic considerations and the type, number and location of competing restaurants. Multi-unit food service businesses such as the Company's can also be materially and adversely affected by publicity resulting from poor food quality, illness, injury or other health concerns or operating issues stemming from one restaurant or a limited number of restaurants. Dependence on frequent deliveries of fresh produce and groceries subjects food service businesses such as the Company's to the risk that shortages or interruptions in supply, caused by adverse weather or other conditions, could adversely affect the availability, quality and cost of ingredients. The Company's profitability is highly sensitive to increases in food, labor and other operating costs that cannot always be passed on to its guests in the form of higher prices or otherwise compensated for. In addition, unfavorable trends or developments concerning factors such as inflation, increased food, labor and employee benefits costs (including increases in hourly wage and unemployment tax rates), increases in the number and locations of competing buffet restaurants, regional weather conditions and the availability of experienced management and hourly employees may also adversely affect the food service industry in general and the Company's business, financial condition and results of operations in particular. Changes in economic conditions affecting the Company's guests could reduce traffic in some or all of the Company's restaurants or impose practical limits on pricing, either of which could have a material adverse effect on the Company's business, financial condition and results of operations. The success of the Company will depend in part on the ability of the Company's management to anticipate, identify and respond to changing conditions. There can be no assurance that management will be successful in this regard.

DEPENDENCE ON KEY PERSONNEL

     The Company believes that its success will depend in part on the continuing services of its key executives, including Robert E. Wheaton, the Company's Chief Executive Officer and President. The Company does not maintain any key man life insurance. Mr. Wheaton is also an executive officer of CKE and a portion of his time will continue to be devoted to CKE's business. The loss of the services of Mr. Wheaton could have a material adverse effect on the Company's business, financial condition and results of operations, and there can be no assurance that a qualified replacement would be available in a timely manner, if at all. The Company's continued growth will also depend in part on its ability to attract and retain additional skilled management personnel. See "Management."

GOVERNMENT REGULATION

     The restaurant industry is subject to numerous federal, state and local government regulations, including those relating to the preparation and sale of food and building and zoning requirements. In addition, the Company is subject to laws governing its relationship with employees, including minimum wage requirements, overtime, working and safety conditions and citizenship requirements. Many of the Company's employees are paid hourly rates based upon the federal and state minimum wage laws. Recent legislation increasing the minimum wage has resulted in higher labor costs to the Company. An increase in the minimum wage rate, employee benefit costs or other costs associated with employees, could have a material adverse effect on the Company's business, financial condition and results of operations.

NO PRIOR PUBLIC TRADING MARKET

     Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or, if one does develop, that it will be maintained. The initial public offering price, which will be established by negotiations among the Company, the Selling Stockholder and the representatives of the Underwriters, may not be indicative of prices that will prevail in the trading market. See "Underwriting."

LITIGATION


     The Company is from time to time the subject of complaints or litigation from customers alleging illness, injury or other food quality, health or operational concerns. Adverse publicity resulting from such allegations may materially adversely affect the Company and its restaurants, regardless of whether such allegations are valid or whether the Company is liable. The Company also is the subject of complaints or allegations from employees from time to time. An existing or future lawsuit or claim could result in an adverse decision against the Company that could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Legal Proceedings."

POSSIBLE ANTI-TAKEOVER EFFECTS OF CERTAIN CHARTER AND BYLAW PROVISIONS



     Certain provisions of the Company's Certificate of Incorporation and Bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. The Company's Certificate of Incorporation allows the Company to issue up to 1,500,000 shares of currently undesignated Preferred Stock, to determine the preferences and rights and the qualifications, limitations or restrictions granted to or imposed on any unissued series of Preferred Stock, and to fix the number of shares constituting any such series and the designation of such series, without any vote or future action by the stockholders. The Preferred Stock could be issued with voting, liquidation, dividend and other rights superior to the rights of the Common Stock. The Certificate of Incorporation also eliminates the ability of stockholders to call special meetings. The Company's Bylaws require advance notice to nominate a director or take certain other actions. Such provisions may make it more difficult for stockholders to take certain corporate actions and could have the effect of delaying or preventing a change in control of the Company. In addition, the Company is subject to the provisions of Section 203 of the Delaware General Corporation Law, which imposes certain limitations on transactions between a corporation and "interested" stockholders, as defined in such provisions. See "Description of Capital Stock."



EFFECT OF SHARES ELIGIBLE FOR FUTURE SALE ON STOCK PRICE



     Sales of shares of Common Stock in the public market after this offering could materially and adversely affect the market price of the Common Stock. Such sales also might make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that the Company deems acceptable, or at all. Upon the completion of this offering, the Company will have 4,500,000 shares of Common Stock outstanding, of which only the 2,500,000 shares sold in this offering will be freely tradable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), unless purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act. The remaining shares of Common Stock, all of which are owned by CKE, are subject to a lock-up agreement and will be eligible for sale, subject to Rule 144, beginning one year after the date of this Prospectus. In addition, upon the completion of this offering, options to purchase 602,500 shares of Common Stock will be outstanding, of which options to purchase 229,267 will be immediately exerciseable. Shares issuable upon the exercise of any such vested options will be subject to 180-day lock-up agreements and will thereafter be eligible for sale, subject to Rule 701. Equitable Securities Corporation, at any time and without notice, may release all or any part of the shares from these restrictions. See "Shares Eligible for Future Sale."


POSSIBLE VOLATILITY OF STOCK PRICE

     The stock market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. Factors such as fluctuations in the Company's operating results, failure of such operating results to meet the expectations of stock market analysts and investors, changes in stock market analyst recommendations regarding the Company, its competitors and other companies in the restaurant industry, as well as changes in general economic or market conditions and changes in the restaurant industry may have a significant adverse effect on the market price of the Common Stock.

DILUTION


     The initial public offering price is substantially higher than the net tangible book value per share of Common Stock. Investors purchasing shares of Common Stock in this offering will incur immediate and substantial net tangible book value dilution of $6.54 per share, assuming an initial public offering price of $11.00 per share. In the event the Company issues additional Common Stock in the future, including shares which may be issued in connection with future acquisitions, purchasers of Common Stock in this offering may experience further dilution. See "Dilution."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,900,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $11.00 per share are estimated to be $18.9 million ($22.7 million if the Underwriters' over-allotment option is exercised in full). The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholder.


     Of the net proceeds received by the Company from this offering, the Company intends to use (i) approximately $7.9 million to pay a cash dividend to CKE (the "Special Dividend"); (ii) approximately $2.0 million for the loan to Stacey's contemplated by the LOI; (iii) approximately $1.7 million to acquire equipment under certain operating leases; (iv) approximately $500,000 to finance the cash portion of the consideration to be paid for the North Acquisition; and (v) approximately $495,000 to repay the Casa Bonita Note. The Casa Bonita Note was incurred by the Company in connection with the Formation Transactions to acquire the net assets of the two Casa Bonita restaurants from Taco Bueno, is payable on demand and does not bear interest. The remaining portion of the net proceeds will be used to finance the acquisition or development of additional restaurants and for working capital and other general corporate purposes. The Company may use a portion of the net proceeds for acquisitions of or investments in complementary businesses. The Company's management has from time to time made tentative proposals to, and entered into discussions with, other buffet restaurant operators with respect to a variety of business combinations, restaurant acquisitions or other investments; however, no agreements with respect to any such acquisition or investment currently exist other than the North Acquisition and the LOI. The amounts actually expended for each purpose and the timing of such expenditures may vary significantly depending upon numerous factors, including the progress of the Company's expansion plans and the results of operations of the Company's restaurants. Pending such uses, the Company intends to invest the net proceeds from this offering in short-term, investment grade money-market instruments.


                                DIVIDEND POLICY

     Other than the Special Dividend, the Company has never declared or paid dividends on its Common Stock. The Company expects that future earnings, if any, will be retained to finance the operation and expansion of the Company's business and, accordingly, does not intend to declare or pay any cash dividends on the Common Stock in the foreseeable future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of May 19, 1997 and on a pro forma basis to reflect the Formation Transactions and to give effect to the North Acquisition, the Special Dividend and the sale of 1,900,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $11.00 per share and the application of the estimated net proceeds therefrom. The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined financial statements and unaudited pro forma combined condensed financial statements of the Company, and the related notes thereto, included elsewhere in this Prospectus.



                                                                           AS OF MAY 19, 1997
                                                                       ---------------------------
                                                                         ACTUAL         PRO FORMA
                                                                       (UNAUDITED)     (UNAUDITED)
                                                                       -----------     -----------
                                                                             (IN THOUSANDS)
Short-term debt, including current portion of long-term debt and
  capital lease obligations..........................................    $   239         $ 1,639
                                                                         =======         =======
Long-term debt and capital lease obligations, less current portion...    $ 2,295         $ 7,895
Stockholders' equity:
  Preferred Stock: $0.001 par value, 1,500,000 shares authorized, no
     shares outstanding on a pro forma basis.........................                         --
  Common Stock: $0.01 par value, 1,000 shares authorized, 10 shares outstanding (Successor Company); and $0.001 par value,
     18,500,000 shares authorized, 4,500,000 shares outstanding on a
     pro forma basis(1)..............................................         --               5
  Additional paid-in capital.........................................      9,191          19,711
  Retained earnings..................................................      1,235           1,235
                                                                         -------         -------
  Total stockholders' equity.........................................     10,426          20,951
                                                                         -------         -------
          Total capitalization.......................................    $12,721         $28,846
                                                                         =======         =======


- ---------------

(1) Excludes 602,500 shares of Common Stock reserved for issuance upon the exercise of stock options to be granted under the Company's 1997 Stock Incentive Plan to certain employees and non-employee directors of the Company upon the closing of this offering. Also excludes warrants to acquire up to 150,000 shares of Common Stock that may be purchased in connection with the North Acquisition. Such options and warrants will have an exercise price per share equal to the initial public offering price. See "Management--1997 Stock Incentive Plan" and "Business--The North Acquisition."

                                    DILUTION


     The unaudited pro forma net tangible book value of the Company as of May 19, 1997, after giving effect to the Formation Transactions (and assuming the Special Dividend and the Casa Bonita Note have been paid), was approximately $1.7 million, or approximately $0.67 per share. Such unaudited pro forma net tangible book value per share represents the tangible net worth (tangible assets less total liabilities, assuming the Special Dividend and the Casa Bonita Note have been paid) of the Company. The number of outstanding shares used for the per share calculation was 2,600,000 shares, giving effect to the Formation Transactions but prior to this offering.



     Unaudited pro forma net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in this offering and the unaudited pro forma net tangible book value per share of Common Stock immediately after completion of this offering. After giving effect to the sale of the 1,900,000 shares of Common Stock offered by the Company in this offering at an assumed initial public offering price of $11.00 per share, and deducting the underwriting discount and estimated offering expenses payable by the Company, the Company's unaudited pro forma net tangible book value at May 19, 1997, would have been $20.1 million, or $4.46 per share. This represents an immediate dilution in unaudited pro forma net tangible book value of $6.54 per share to new investors purchasing Common Stock in this offering, as illustrated in the following table:



    Assumed initial public offering price per share......................           $11.00
      Unaudited pro forma net tangible book value per share as of May 19,
         1997............................................................ $ 3.89
      Increase per share attributable to new investors...................   3.79
      Decrease per share attributable to the Special Dividend and the
         Casa Bonita Note................................................  (3.22)
                                                                          ------
    Unaudited pro forma net tangible book value per share after this
      offering...........................................................             4.46
                                                                                    ------
    Dilution per share to new investors..................................           $ 6.54
                                                                                    ======


     The following table sets forth, on an unaudited pro forma basis as of May 19, 1997, the number of shares of Common Stock purchased from the Company, the total consideration and the average price per share paid to the Company by the existing stockholder and by the new investors purchasing shares of Common Stock in this offering (at an assumed initial public offering price of $11.00 per share and before deducting the estimated underwriting discount and offering expenses):


                                       SHARES PURCHASED       TOTAL CONSIDERATION(1)
                                     --------------------     ----------------------    AVERAGE PRICE
                                      NUMBER      PERCENT       AMOUNT       PERCENT      PER SHARE
                                     ---------    -------     -----------    -------    -------------
    Existing Stockholder(2)........  2,600,000      57.8%     $ 2,046,000       8.9%       $  0.79
    New Investors(2)...............  1,900,000      42.2       20,900,000      91.1          11.00
                                     ---------     -----      -----------     -----
              Total................  4,500,000     100.0%     $22,946,000     100.0%
                                     =========     =====      ===========     =====


- ---------------

(1) Based upon (a) the capital and net book value of the assets acquired by the Company in connection with the Formation Transactions, assuming payment of the Special Dividend and the Casa Bonita Note, and (b) the assumed initial public offering price of $11.00 per share paid by new investors.


(2) Sales by the existing stockholder in this offering will reduce the number of shares it holds to 2,000,000 shares, or approximately 44.4% of the outstanding shares of Common Stock, and will increase the number of shares held by new investors to 2,500,000, or approximately 55.6% of the outstanding shares of Common Stock.



     The foregoing tables assume no exercise of the Underwriters' over-allotment option and excludes options to purchase 602,500 shares of Common Stock to be granted to certain employees and non-employee directors of the Company upon the closing of this offering. Also excludes warrants to acquire up to 150,000 shares of Common Stock that may be purchased in connection with the North Acquisition. Such options and warrants will have an exercise price equal to the initial public offering price. See "Management -- 1997 Stock Incentive Plan" and "Business -- The North Acquisition."

                        SELECTED COMBINED FINANCIAL DATA


     The following table presents selected combined historical financial data of the Predecessor Company and the Successor Company. Prior to the Formation Transactions, the companies comprising the Successor Company operated independently and were not under common control or management until October 1, 1996. Accordingly, the data may not be comparable to or indicative of post-combination results. Management believes that a combined presentation of financial information is most meaningful to investors' understanding of the results of operations, financial condition and cash flows of the Successor Company. The Successor Company has adopted a fiscal year ending on the last Monday in January. The Predecessor Company and the Casa Bonita restaurants historically have operated on different fiscal year end dates. For purposes of presentation and for purposes of comparing the historical 52-week fiscal 1994 and 1995 results of the Predecessor Company to the combined results of operations of the Company, the following table includes a 52-week period comprised of the results of operations of the Predecessor Company for the 24-week period ended July 15, 1996 combined with the results of operations of the Successor Company for the 28-week period ended January 27, 1997. The Company's first fiscal quarter consists of 16 weeks, while each of the remaining quarters consists of 12 weeks.



     The Selected Combined Financial Data for the fifty-two weeks ended December 19, 1994 and December 18, 1995, for the thirty weeks ended July 15, 1996 (Predecessor Company) and for the twenty-eight weeks ended January 27, 1997 (Successor Company) have been derived from combined financial statements, which appear elsewhere in this Prospectus and have been audited by KPMG Peat Marwick LLP, independent auditors. The Selected Combined Financial Data for the fiscal years ended December 21, 1992 and December 20, 1993 have been derived from unaudited combined financial statements of the Predecessor Company not included elsewhere in this Prospectus. The Selected Combined Financial Data for the sixteen weeks ended May 20, 1996 and May 19, 1997 have been derived from unaudited combined financial statements of the Predecessor Company and the Successor Company, respectively, appearing elsewhere in this Prospectus. The unaudited combined financial statements have been prepared on the same basis as the audited combined financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the combined financial position and combined results of operations for the periods presented. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and unaudited pro forma combined condensed financial statements, and the notes thereto, included elsewhere in this Prospectus.

                        SELECTED COMBINED FINANCIAL DATA

                             (DOLLARS IN THOUSANDS)


                                                                                  SUCCESSOR
                                               PREDECESSOR                        ---------                SIXTEEN WEEKS ENDED
                           ----------------------------------------------------    TWENTY-    COMBINED   ------------------------
                                                                        THIRTY      EIGHT     FIFTY-TWO
                                     FIFTY-TWO WEEKS ENDED              WEEKS       WEEKS      WEEKS     PREDECESSOR    SUCCESSOR
                           -----------------------------------------    ENDED       ENDED      ENDED     -----------    ---------
                           DEC. 21,   DEC. 20,   DEC. 19,   DEC. 18,   JULY 15,   JAN. 27,    JAN. 27,     MAY 20,       MAY 19,
                             1992       1993       1994       1995       1996       1997        1997        1996          1997
                           --------   --------   --------   --------   --------   ---------   --------   -----------    ---------
                               (UNAUDITED)                                                               (UNAUDITED)
COMBINED STATEMENT OF
  EARNINGS DATA:
Total revenues............  $5,213    $13,167    $30,871    $36,741    $23,207     $23,632    $42,488      $12,909       $16,581
                           -------    -------    -------    -------    -------     -------    -------      -------       -------
Costs and expenses:
  Food costs..............   1,886      4,918     11,469     13,769      8,569       8,285     15,258        4,760         5,369
  Labor costs.............   1,617      3,732      9,089     10,878      6,810       7,514     13,054        3,740         5,169
  Occupancy and other
    expenses..............     824      2,695      6,769      8,954      5,030       5,173      9,249        2,727         3,343
  General and
    administrative........     467        980      1,762      1,666      1,193         621      1,618          707           367
  Depreciation and
    amortization..........     168        384        821      1,232        914         988      1,733          480           623
                           -------    -------    -------    -------    -------     -------    -------      -------       -------
        Total costs and
          expenses........   4,962     12,709     29,910     36,499     22,516      22,581     40,912       12,414        14,871
                           -------    -------    -------    -------    -------     -------    -------      -------       -------
Income from operations....     251        458        961        242        619       1,051      1,576          495         1,710
Interest expense..........      54        110        203        192        145         106        219           84            62
                           -------    -------    -------    -------    -------     -------    -------      -------       -------
Income before income
  taxes...................     197        348        758         50        546         945      1,357          411         1,648
Income taxes..............      80        139        301         22        216         394        556          165           659
                           -------    -------    -------    -------    -------     -------    -------      -------       -------
Net income................  $  117    $   209    $   457    $    28    $   330     $   551    $   801      $   246       $   989
                           =======    =======    =======    =======    =======     =======    =======      =======       =======



                                          PREDECESSOR                                         SUCCESSOR  PREDECESSOR    SUCCESSOR
                           -----------------------------------------                          --------   -----------    ---------
                           DEC. 21,   DEC. 20,   DEC. 19,   DEC. 18,                          JAN. 27,     MAY 20,       MAY 19,
                             1992       1993       1994       1995                              1997        1996          1997
                           --------   --------   --------   --------                          --------   -----------    ---------
                               (UNAUDITED)                                                                     (UNAUDITED)
COMBINED BALANCE SHEET
  DATA:
Total assets..............  $5,424    $ 9,026    $13,003    $16,283                           $16,783      $15,826       $17,189
Total long-term debt and
  capital lease
  obligations, including
  current portion.........     446      5,076      6,714     11,150                             2,609       13,683         2,534
Stockholder's equity......   1,244      2,134      1,801      1,806                             9,742        2,143        10,426

                       SELECTED PRO FORMA FINANCIAL DATA

     The following unaudited pro forma combined condensed financial information is based upon the historical combined financial statements of the Predecessor Company and Successor Company and has been prepared to illustrate the effects of this offering and the North Acquisition.


     The unaudited pro forma combined condensed balance sheet as of May 19, 1997 gives effect to the North Acquisition and application of the estimated net proceeds from this offering as if such transactions had been completed on May 19, 1997 and was prepared based upon the combined balance sheet of the Successor Company as of May 19, 1997 and the balance sheet of North's Restaurants as of March 31, 1997. The historical combined condensed statement of operations for the period ended January 27, 1997 is comprised of the results of operations of the Predecessor Company for the 24-week period ended July 15, 1996 and the results of operations of the Successor Company for the 28-week period ended January 27, 1997 (the "Combined Results") and gives effect to the transactions described above as if such transactions had been completed on January 30, 1996. The unaudited pro forma combined condensed statement of operations for the period ended January 27, 1997 was prepared based upon the Combined Results and the statement of operations of North's Restaurants for the 52-week period ended December 31, 1996. The unaudited pro forma combined condensed statement of operations for the sixteen weeks ended May 19, 1997 was prepared based upon the combined results of the Successor Company for the sixteen weeks ended May 19, 1997 and the statement of operations of North's Restaurants for the sixteen weeks ended April 7, 1997.


     The unaudited pro forma combined condensed financial information has been provided for comparative purposes only and does not purport to be indicative of results which would actually have been obtained had the North Acquisition been effected on the date indicated or of results which may be obtained in the future. These unaudited pro forma combined condensed financial statements should be read in conjunction with the combined financial statements, including the notes thereto, which appear elsewhere in this Prospectus.

     The unaudited pro forma adjustments are based upon information set forth in this Prospectus and certain assumptions included in the notes to the unaudited pro forma combined condensed financial statements. The Company is performing an ongoing evaluation regarding the nature and scope of its restaurant operations and various short- and long-term strategic considerations, including whether, and to what extent, integration, consolidation or other modification of its restaurant operations is appropriate following the North Acquisition. The Company believes the pro forma assumptions are reasonable under the circumstances.


     The unaudited pro forma combined condensed financial statements do not give effect to the transactions with Stacey's contemplated by the LOI and, accordingly, do not include net fee revenues and interest income, if any, which may be generated from the Company's strategic alliance with Stacey's. In addition, the unaudited pro forma combined condensed statements of operations do not include interest income, if any, which may arise from notes receivable from North's.


     The North Acquisition will be accounted for by the purchase method of accounting. Accordingly, the Company's cost to acquire the North's Restaurants (the "Purchase Consideration"), calculated to be $4.5 million (subject to adjustment), will be allocated to the assets acquired and liabilities assumed according to their estimated fair values. The final allocation of the Purchase Consideration is dependent upon certain valuations and other studies that have not progressed to a stage where there is sufficient information to make such an allocation in the accompanying unaudited pro forma combined condensed financial statements.

                               STAR BUFFET, INC.

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                               AS OF MAY 19, 1997
                             (DOLLARS IN THOUSANDS)


                                                                     HISTORICAL
                                                              ------------------------
                                                              SUCCESSOR     NORTH'S
                                                               COMPANY    RESTAURANTS
                                                               MAY 19,     MARCH 31,      PRO FORMA         PRO FORMA
                                                                1997          1997       ADJUSTMENTS         COMBINED
                                                              ---------   ------------   ------------       ----------
Current assets:
  Cash.......................................................  $   405      $     36       $  8,325A,D,K     $  8,766
  Short-term investments.....................................      180            --                              180
  Trade receivables..........................................      206            10                              216
  Inventories................................................      384            69                              453
  Prepaid expenses...........................................       20             4             55E               79
  Deferred taxes, net........................................      118            --                              118
                                                               -------       -------       --------           -------
     Total current assets....................................    1,313           119          8,380             9,812
Notes receivable.............................................       --            --          3,000A            3,000
Property and equipment, net..................................   13,260         4,443          1,700K           19,403
Capitalized leases, net......................................    2,297            --                            2,297
Deposits and other assets....................................        8            18                               26
Franchise fees...............................................      311            --                              311
Costs in excess of net assets of business acquired, net......       --            --            580J              580
                                                               -------       -------       --------           -------
          Total assets.......................................  $17,189      $  4,580       $ 13,660          $ 35,429
                                                               =======       =======       ========           =======
Current liabilities:
  Accounts payable...........................................  $ 2,200      $    353       $                 $  2,553
  Accrued liabilities........................................    2,029           307             55E            2,391
  Current portion of notes payable...........................       --            --          1,400A            1,400
  Current portion of North's debt for which North's
     Restaurants, Inc. is jointly and severally liable.......       --        11,646        (11,646)B              --
  Current maturities of capital lease obligations............      239            --                              239
                                                               -------       -------       --------           -------
     Total current liabilities...............................    4,468        12,306        (10,191)            6,583
Notes payable................................................       --            --          5,600A            5,600
North's debt for which North's Restaurants, Inc. is jointly
  and severally liable.......................................       --         1,400         (1,400)B              --
Capital lease obligations....................................    2,295            --                            2,295
                                                               -------       -------       --------           -------
          Total liabilities..................................    6,763        13,706         (5,991)           14,478
                                                               -------       -------       --------           -------
Total stockholders' equity...................................   10,426        (9,126)        19,651C,D         20,951
                                                               -------       -------       --------           -------
          Total liabilities and stockholders' equity.........  $17,189      $  4,580       $ 13,660          $ 35,429
                                                               =======       =======       ========           =======


   See accompanying notes to unaudited pro forma combined condensed financial information.

                               STAR BUFFET, INC.

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

                 FOR THE 52-WEEK PERIOD ENDED JANUARY 27, 1997

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                       HISTORICAL
                     -------------------------------------------------------------------------------
                                PREDECESSOR
                     ----------------------------------     SUCCESSOR
                                             ADJUSTED     -------------    COMBINED
                      THIRTY    SIX WEEK    TWENTY-FOUR   TWENTY-EIGHT     FIFTY-TWO
                      WEEKS      PERIOD        WEEKS          WEEKS          WEEKS        NORTH'S
                      ENDED       ENDED        ENDED          ENDED          ENDED      RESTAURANTS
                     JULY 15,   JAN. 29,     JULY 15,       JAN. 27,       JAN. 27,       DEC. 31,      PRO FORMA       PRO FORMA
                       1996      1996(1)       1996           1997           1997           1996       ADJUSTMENTS      COMBINED
                     --------   ---------   -----------   -------------   -----------   ------------   -----------      ---------
Total revenues...... $ 23,207    $(4,351)     $18,856        $23,632        $42,488       $ 10,830       $               $53,318
                      -------     ------      -------        -------        -------        -------         -----         -------
Costs and expenses:
  Food costs........    8,569     (1,596)       6,973          8,285         15,258          4,013                        19,271
  Labor costs.......    6,810     (1,270)       5,540          7,514         13,054          3,290                        16,344
  Occupancy and
    other
    expenses........    5,030       (954)       4,076          5,173          9,249          1,885          (746)K        10,388
  General and
    administrative
    expenses........    1,193       (196)         997            621          1,618            970           350I          2,938
  Depreciation and
    amortization....      914       (169)         745            988          1,733            635           298J,K        2,666
                      -------     ------      -------        -------        -------        -------         -----         -------
        Total costs
          and
         expenses...   22,516     (4,185)      18,331         22,581         40,912         10,793           (98)         51,607
                      -------     ------      -------        -------        -------        -------         -----         -------
Income from
  operations........      691       (166)         525          1,051          1,576             37            98           1,711
Interest (income)
  expense, net......      145        (32)         113            106            219            554            17E,F,G        790
                      -------     ------      -------        -------        -------        -------         -----         -------
Income (loss) before
  income taxes......      546       (134)         412            945          1,357           (517)           81             921
Income tax expense
  (benefit).........      216        (54)         162            394            556           (174)          (14)H           368
                      -------     ------      -------        -------        -------        -------         -----         -------
Net income (loss)... $    330    $   (80)     $   250        $   551        $   801       $   (343)      $    95         $   553
                      =======     ======      =======        =======        =======        =======         =====         =======
Net income per
  common share......                                                        $  0.31                                      $  0.12
                                                                            =======                                      =======
Common shares used
  in computing per
  share amounts.....                                                          2,600                                        4,500
                                                                            =======                                      =======


- ---------------

(1) Adjustments necessary to present a 24-week period ended July 15, 1996.

   See accompanying notes to unaudited pro forma combined condensed financial information.

                               STAR BUFFET, INC.

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                   FOR THE 16-WEEK PERIOD ENDED MAY 19, 1997
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                         HISTORICAL
                                                   -----------------------
                                                   SUCCESSOR     NORTH'S
                                                    COMPANY    RESTAURANTS
                                                    MAY 19,     APRIL 7,      PRO FORMA        PRO FORMA
                                                     1997         1997       ADJUSTMENTS       COMBINED
                                                   ---------   -----------   -----------       ---------
Total revenues...................................   $16,581      $ 3,136        $               $19,717
                                                    -------       ------        -----           -------
Costs and expenses:
  Food costs.....................................     5,369        1,187                          6,556
  Labor costs....................................     5,169          944                          6,113
  Occupancy and other expenses...................     3,343          587         (207)K           3,723
  General and administrative expenses............       367          346          108I              821
  Depreciation and amortization..................       623          149           91J,K            863
                                                    -------       ------        -----           -------
          Total costs and expense................    14,871        3,213           (8)           18,076
                                                    -------       ------        -----           -------
Income (loss) from operations....................     1,710          (77)           8             1,641
Interest (income) expense, net...................        62          184           (9)E,F,G         237
                                                    -------       ------        -----           -------
Income (loss) before income taxes................     1,648         (261)          17             1,404
Income tax expense...............................       659           --          (97)H             562
                                                    -------       ------        -----           -------
Net income (loss)................................   $   989      $  (261)       $ 114           $   842
                                                    =======       ======        =====           =======
Net income per common share......................   $  0.38                                     $  0.19
                                                    =======                                     =======
Common shares used in computing per share
  amounts........................................     2,600                                       4,500
                                                    =======                                     =======


   See accompanying notes to unaudited pro forma combined condensed financial information.

           NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL
                                  INFORMATION


A To record the acquisition of North's Restaurants for an aggregate purchase price of $4.5 million, subject to adjustment. The purchase price will be paid in the form of $500,000 cash, assumption of $7.0 million of North's debt (the current portion of which is $1.4 million), and the recording of a $3.0 million note receivable from North's.



B To eliminate the North's debt of $13.046 million, which will not be assumed by the Company, except as noted in Footnote A.



C   To eliminate North's Restaurants' division deficit of $9.126 million.



D To reflect the estimated net cash proceeds of $18.905 million from the sale of 1,900,000 shares of Common Stock offered by the Company at an assumed initial public offering price of $11.00 per share (less the underwriting discount and estimated offering expenses payable by the Company), the payment of the Special Dividend of $7.885 million and the repayment of the Casa Bonita Note in the amount of $495,000 which represents the net assets sold in the Formation Transactions. See "Certain Transactions."



E To record debt issuance costs of $55,000 related to the assumption of $7.0 million of North's debt and related amortization of debt issue costs over five years of $11,000 for the fiscal year ended January 27, 1997 and $3,000 for the sixteen weeks ended May 19, 1997.



F To record interest expense on $7.0 million of North's debt assumed in the acquisition of North's Restaurants at a variable rate assumed to be 8% in the amount of $560,000 for the fiscal year ended January 27, 1997 and $172,000 for the sixteen weeks ended May 19, 1997. A 0.125% increase/decrease in the estimated interest rate incrementally increases/decreases income before taxes by $9,000 and $3,000 for the fiscal year ended January 27, 1997 and the sixteen weeks ended May 19, 1997, respectively.



G To eliminate the historical interest expense recorded by North's of $554,000 and $184,000 for the twelve months ended December 31, 1996 and the sixteen weeks ended April 7, 1997, respectively, for related indebtedness which would not have been in existence at the beginning of such periods as this debt will not be assumed by the Company.



H To record the income tax effects of the pro forma adjustments and combination of the entities at a pro forma tax rate of 40.0%.



I To record the impact of management fees payable pursuant to the Service Agreement with CKE. These fees amount to $350,000 and $108,000 for the year ended January 27, 1997 and the sixteen weeks ended May 19, 1997, respectively.



J To record $580,000 for the excess of consideration paid over the preliminary estimate of the fair value of net assets acquired, to be amortized over 40 years, and to record goodwill amortization of $15,000 and $4,000 for the fiscal year ended January 27, 1997 and the sixteen weeks ended May 19, 1997, respectively.



K To record the purchase and buyout of certain HTB operating equipment leases in the amount of $1.7 million, the related depreciation expense using an estimated useful life of six years and the reduction in rent expense in the amount of $283,000 and ($746,000), respectively, for the fiscal year ended January 27, 1997, and $87,000 and ($207,000), respectively, for the sixteen weeks ended May 19, 1997.



L   Reconciliation to Unaudited Pro Forma Combined Condensed Financial
Information Adjustments
          Balance Sheet:



         (1)  Cash: (A) ($500,000); (D) $18,905,000, ($7,885,000), ($495,000);


            (K) ($1,700,000) = $8,325,000



         (2)  Stockholders' Equity: (C) $9,126,000; (D)
              $10,525,000 = $19,651,000



         Statement of Operations (52-week period ended January 27, 1997):



         (1)  Depreciation and amortization: (J) $15,000; (K)
              $283,000 = $298,000



         (2)  Interest (income) expense, net: (E) $11,000; (F) $560,000; (G)
              ($554,000) = $17,000



         Statement of Operations (16-week period ended May 19, 1997):



         (1)  Depreciation and amortization: (J) $4,000; (K) $87,000 = $91,000



         (2)  Interest (income) expense, net: (E) $3,000; (F) $172,000; (G)
              ($184,000) = ($9,000)



M There are no material adjustments necessary to convert the Predecessor Company financial information to the new accounting basis.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in connection with the information set forth under "Selected Combined Financial Data," "Selected Pro Forma Financial Data" and the financial statements of the Company and the accompanying notes thereto included elsewhere in this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below, in "Risk Factors," "Business--Growth Strategy" and elsewhere in this Prospectus.

OVERVIEW

     Prior to the Formation Transactions, the HomeTown Buffet and Casa Bonita restaurants were operated as part of separate subsidiaries of CKE. Prior to their acquisition by CKE, these restaurants were operated as part of other restaurant operating companies. The historical results of operations reflect operations in these ownership forms and may not be indicative of their operations as part of the Company. In particular, general and administrative expenses reflect allocations from prior owners and may not be meaningful as a basis of comparison to the general and administrative expenses the Company will incur. See "Risk Factors--Lack of Combined Operating History."

     The results of operations of the Casa Bonita restaurants have been included in the Company's results of operations since the date of CKE's acquisition. The financial statements therefore include results of operations of the Casa Bonita restaurants since October 1, 1996, and the addition of revenues, expenses and other components associated with the Casa Bonita restaurants is one of the principal reasons for the significant differences when comparing results of operations to prior periods, which do not include results of operations of the Casa Bonita restaurants.

     The North's Restaurants will be acquired simultaneously with this offering and will be accounted for as a purchase transaction. The historical results of operations of the Company do not include the operations of the North's Restaurants. Due to the inclusion of the North's Restaurants following this offering, the Company's historical results of operations and period-to-period comparisons may not be meaningful or indicative of future results. See "Risk Factors--Risks Associated with the North Acquisition."

     The Company expects to continue to acquire restaurants and may construct new restaurants. To the extent that the Company acquires underperforming or unprofitable restaurants or opens new restaurants, the Company's results of operations may be negatively affected due to the initial costs associated with such restaurants.


     The Successor Company adopted a fiscal year ending on the last Monday in January. The Predecessor Company and the Casa Bonita restaurants historically have operated on different fiscal year end dates. For purposes of presentation and for purposes of comparing the historical 52-week fiscal 1994 and 1995 results of the Predecessor Company to the combined results of operations of the Company, the following discussion includes a 52-week period comprised of the results of operations of the Predecessor Company for the 24-week period ended July 15, 1996 combined with the results of operations of the Successor Company for the 28-week period ended January 27, 1997. The Company's first fiscal quarter consists of 16 weeks, while each of the remaining fiscal quarters consists of 12 weeks.


COMPONENTS OF INCOME FROM OPERATIONS

     Total revenues include a combination of food and beverage sales and are net of applicable state and city sales taxes.

     Food costs primarily consist of the costs of food and beverage items. Various factors beyond the Company's control, including adverse weather and natural disasters, may affect food costs. Accordingly, the

Company may incur periodic fluctuations in food costs. Generally, these temporary increases are absorbed by the Company and not passed on to customers; however, management may adjust menu prices to compensate for increased costs of a more permanent nature.

     Labor costs include restaurant management salaries, bonuses, hourly wages for unit level employees, various health, life and dental insurance programs, vacations and sick pay and payroll taxes.

     Occupancy and other expenses are primarily fixed in nature and generally do not vary with restaurant sales volume. Rent, insurance, property taxes, utilities, maintenance and advertising account for the major expenditures in this category.

     General and administrative expenses include all corporate and administrative functions that serve to support the existing restaurant base and provide the infrastructure for future growth. Management, supervisory and staff salaries, employee benefits, data processing, training and office supplies are the major items of expense in this category. Following this offering, CKE will provide the Company with certain administrative and other services. See "Business--Relationship with CKE."


     The Company records depreciation on its property and equipment on a straight-line basis over their estimated useful lives.


RESULTS OF OPERATIONS


     The following table summarizes the Company's results of operations as a percentage of total revenues for the 52 weeks ended December 19, 1994 ("Fiscal 1994") and December 18, 1995 ("Fiscal 1995") and the combined 52 weeks ended January 27, 1997 ("Fiscal 1997") as well as the sixteen week periods ended May 20, 1996 and May 19, 1997. References to "Fiscal 1998" refer to the fiscal year ending January 26, 1998.



                                               PREDECESSOR
                                          ---------------------                       SIXTEEN WEEKS ENDED
                                                                     COMBINED      -------------------------
                                             FIFTY-TWO WEEKS         FIFTY-TWO
                                                  ENDED                WEEKS       PREDECESSOR     SUCCESSOR
                                          ---------------------        ENDED       -----------     ---------
                                          DEC. 19,     DEC. 18,      JAN. 27,        MAY 20,        MAY 19,
                                            1994         1995          1997           1996           1997
                                          --------     --------      ---------     -----------     ---------
Total revenues..........................    100.0%       100.0%        100.0%         100.0%         100.0%
                                            -----        -----         -----          -----          -----
Costs and expenses:
  Food costs............................     37.2         37.5          35.9           36.9           32.4
  Labor costs...........................     29.4         29.6          30.7           29.0           31.2
  Occupancy and other expenses..........     21.9         24.4          21.8           21.1           20.2
  General and administrative............      5.7          4.5           3.8            5.5            2.2
  Depreciation and amortization.........      2.7          3.4           4.1            3.7            3.7
                                            -----        -----         -----          -----          -----
          Total costs and expenses......     96.9         99.4          96.3           96.2           89.7
                                            -----        -----         -----          -----          -----
Income from operations..................      3.1          0.6           3.7            3.8           10.3
Interest expense........................      0.6          0.5           0.5            0.6            0.3
                                            -----        -----         -----          -----          -----
Income before income taxes..............      2.5          0.1           3.2            3.2           10.0
Income taxes............................      1.0          0.0           1.3            1.3            4.0
                                            -----        -----         -----          -----          -----
Net income..............................      1.5%         0.1%          1.9%           1.9%           6.0%
                                            =====        =====         =====          =====          =====

COMPARISON OF SIXTEEN WEEKS ENDED MAY 19, 1997 TO SIXTEEN WEEKS ENDED MAY 20,
1996

     Total revenues increased $3.7 million, or 28.4%, from $12.9 million in the sixteen weeks ended May 20, 1996 to $16.6 million in the sixteen weeks ended May 19, 1997. The increase was primarily attributable to the inclusion of the results of Casa Bonita in the first quarter of Fiscal 1998, which results were not included in the first quarter of Fiscal 1997 comparable period.

     Food costs increased $609,000, or 12.8%, from $4.8 million in the sixteen weeks ended May 20, 1996 to $5.4 million in the sixteen weeks ended May 19, 1997. Food costs as a percentage of total revenues declined from 36.9% in the sixteen weeks ended May 20, 1996 to 32.4% in the sixteen weeks ended May 19, 1997. The decline as a percentage of total revenues was attributable to an overall improvement in food cost at HTB since the acquisition of Summit by CKE and the inclusion of Casa Bonita since its acquisition by CKE, which operates at a lower level of food cost.

     Labor costs increased $1.4 million, or 38.2%, from $3.7 million in the sixteen weeks ended May 20, 1996 to $5.2 million in the sixteen weeks ended May 19, 1997. Labor costs as a percentage of total revenues increased from 29.0% in the sixteen weeks ended May 20, 1996 to 31.2% in the sixteen weeks ended May 19, 1997. The increase as a percentage of total revenues is primarily attributable to the inclusion of Casa Bonita in the first quarter of Fiscal 1998, which operates at a higher level of labor costs than HTB's HomeTown Buffet restaurants.

     Occupancy and other expenses increased $616,000, or 22.6%, from $2.7 million in the sixteen weeks ended May 20, 1996 to $3.3 million in the sixteen weeks ended May 19, 1997. Occupancy and other expenses as a percentage of total revenues decreased from 21.1% in the sixteen weeks ended May 20, 1996 to 20.2% in the sixteen weeks ended May 19, 1997. The decrease as a percentage of total revenues is primarily attributable to the inclusion of Casa Bonita in the first quarter of Fiscal 1998 which operates at a lower level of occupancy and other expenses due to the relatively fixed nature of certain of these expenses and the higher average sales volumes of the Casa Bonita restaurants.

     General and administrative expenses decreased $340,000, or 48.1%, from $707,000 in the sixteen weeks ended May 20, 1996 to $367,000 in the sixteen weeks ended May 19, 1997. General and administrative expenses as a percentage of total revenues decreased from 5.5% in the sixteen weeks ended May 20, 1996 to 2.2% in the sixteen weeks ended May 19, 1997. The decrease as a percentage of total revenues is a result of the elimination of certain costs following acquisition by CKE and the inclusion of $259,000 of non-recurring severance costs in the sixteen weeks ended May 20, 1996. Pursuant to the Service Agreement, CKE will provide the Company with multi-unit infrastructure support, including accounting and administrative, financial, purchasing and real estate services. See "Business--Relationship with CKE."

     Depreciation and amortization increased $143,000, or 29.8%, from $480,000 in the sixteen weeks ended May 20, 1996 to $623,000 in the sixteen weeks ended May 19, 1997, and remained constant as a percentage of total revenues. The increase in absolute dollars was attributable to the inclusion of the Casa Bonita restaurants.

     Income from operations increased $1.2 million, or 245.5%, from $495,000 in the sixteen weeks ended May 20, 1996 to $1.7 million in the sixteen weeks ended May 19, 1997. Income from operations as a percentage of total revenues increased from 3.8% in the sixteen weeks ended May 20, 1996 to 10.3% in the sixteen weeks ended May 19, 1997. The increase in dollars and as a percentage of total revenues is attributable to the cost reduction efforts implemented by CKE following its acquisitions of Summit and the Casa Bonita restaurants and inclusion of Casa Bonita in the first quarter of Fiscal 1998.

COMPARISON OF FISCAL 1997 TO FISCAL 1995


     Due to the inclusion of Casa Bonita since the date of acquisition on October 1, 1996 by CKE, the comparison of these periods may not be meaningful or indicative of future results.

     Total revenues in Fiscal 1997 increased $5.7 million, or 15.6%, from $36.7 million in Fiscal 1995 to $42.5 million in Fiscal 1997. The increase was primarily attributable to the inclusion of Casa Bonita since October 1, 1996.



     Food costs increased $1.5 million, or 10.8%, from $13.8 million in Fiscal 1995 to $15.3 million in Fiscal 1997. Food costs as a percentage of total revenues declined from 37.5% in Fiscal 1995 to 35.9% in Fiscal 1997. The decline as a percentage of total revenues was attributable to an overall improvement in food cost since the acquisition of Summit by CKE and the inclusion of Casa Bonita, which operates at a lower level of food cost.



     Labor costs increased $2.2 million, or 20.0%, from $10.9 million in Fiscal 1995 to $13.1 million in Fiscal 1997. Labor costs as a percentage of total revenues increased from 29.6% in Fiscal 1995 to 30.7% in Fiscal 1997. The increase as a percentage of total revenues was primarily attributable to the inclusion of the two Casa Bonita restaurants since their acquisition on October 1, 1996 which operate at a higher level of labor costs than the Company's HomeTown Buffet restaurants.



     Occupancy and other expenses increased $295,000, or 3.3%, from $9.0 million in Fiscal 1995 to $9.2 million in Fiscal 1997. Occupancy and other expenses as a percentage of total revenues decreased from 24.4% in Fiscal 1995 to 21.8% in Fiscal 1997. The decrease as a percentage of total revenues was primarily attributable to the inclusion of Casa Bonita since its acquisition which operates at a lower level of occupancy and other expenses due to the relatively fixed nature of certain of these expenses and the high average volumes of the Casa Bonita restaurants.



     General and administrative expenses decreased $48,000, or 2.9%, from $1.7 million in Fiscal 1995 to $1.6 million in Fiscal 1997. General and administrative expenses as a percentage of total revenues decreased from 4.5% in Fiscal 1995 to 3.8% in Fiscal 1997. The decrease as a percentage of total revenues was a result of the inclusion of Casa Bonita which operated with relatively lower general and administrative costs and the elimination of certain costs following acquisition by CKE.



     Depreciation and amortization increased $501,000, or 40.7%, from $1.2 million in Fiscal 1995 to $1.7 million in Fiscal 1997. Depreciation and amortization as a percentage of total revenues increased from 3.4% in Fiscal 1995 to 4.1% in Fiscal 1997. The increase as a percentage of total revenues was attributable to two restaurant openings in late Fiscal 1995 for which restaurant equipment was purchased rather than leased.



     Income from operations increased $1.3 million, or 551.2%, from $242,000 in Fiscal 1995 to $1.6 million in Fiscal 1997. Income from operations as a percentage of total revenues increased from 0.6% in Fiscal 1995 to 3.7% in Fiscal 1997. The increase in dollars and as a percentage of total revenues was attributable to certain cost reductions accomplished by CKE following its acquisition of Summit and the inclusion of Casa Bonita in the Fiscal 1997 results.


COMPARISON OF FISCAL 1995 TO FISCAL 1994

     Total revenues increased $5.9 million, or 19.0%, from $30.9 million in Fiscal 1994 to $36.7 million in Fiscal 1995. The increase was attributable to the opening of two additional restaurants during Fiscal 1995 and the full-year impact of seven restaurants which were opened during Fiscal 1994.

     Food costs increased $2.3 million, or 20.1%, from $11.5 million in Fiscal 1994 to $13.8 million in Fiscal 1995. Food costs as a percentage of total revenues increased from 37.2% in Fiscal 1994 to 37.5% in Fiscal 1995. The increase was attributable to the opening of two new restaurants during Fiscal 1995. New restaurants initially operate at a higher level of food costs than established restaurants.

     Labor costs increased $1.8 million, or 19.7%, from $9.1 million in Fiscal 1994 to $10.9 million in Fiscal 1995. Labor costs as a percentage of total revenues increased from 29.4% in Fiscal 1994 to 29.6% in Fiscal 1995. The increase was attributable to the opening of new restaurants which initially operate at a higher level of labor costs.

     Occupancy and other expenses increased $2.2 million, or 32.3%, from $6.8 million in Fiscal 1994 to $9.0 million in Fiscal 1995. Occupancy and other expenses as a percentage of total revenues increased from 21.9% in Fiscal 1994 to 24.4% in Fiscal 1995. The increase was attributable to the opening of seven additional restaurants during Fiscal 1994 which initially experienced significantly higher sales volumes than the sales generated by the existing restaurants open during Fiscal 1995.

     General and administrative expenses decreased $96,000, or 5.4%, from $1.8 million in Fiscal 1994 to $1.7 million in Fiscal 1995. General and administrative expenses as a percentage of total revenues decreased from 5.7% in Fiscal 1994 to 4.5% in Fiscal 1995. The decrease as a percentage of total revenues was attributable to the increase in revenue and the relatively fixed nature of these expenses.

     Depreciation and amortization increased $411,000, or 50.1%, from $821,000 in Fiscal 1994 to $1.2 million in Fiscal 1995. Depreciation and amortization expense as a percentage of total revenues increased from 2.7% in Fiscal 1994 to 3.4% in Fiscal 1995. The increase as a percentage of total revenues was due to the opening of seven additional restaurants during Fiscal 1994 which initially experienced significantly higher sales volumes than the sales generated by the existing restaurants open during Fiscal 1995.

     Income from operations decreased $719,000, or 74.8%, from $961,000 in Fiscal 1994 to $242,000 in Fiscal 1995. Income from operations as a percentage of total revenues decreased from 3.1% in Fiscal 1994 to 0.7% in Fiscal 1995.

IMPACT OF INFLATION


     The impact of inflation on the cost of food, labor, equipment, and construction could affect the Company's operations. Many of the Company's employees are paid hourly rates based on federal and state minimum wage laws. Recent legislation increasing the minimum wage has resulted in higher labor costs to the Company. In addition, most of the Company's leases require the Company to pay taxes, insurance, maintenance, repairs and utility costs, and these costs are subject to inflationary pressures. The Company may attempt to offset the effect of inflation through periodic menu price increases, economies of scale in purchasing and cost controls and efficiencies at existing restaurants. Management believes that inflation has had no significant impact on costs during the last three years, primarily because the largest single item of expense, food costs, has remained relatively stable during this period.


LIQUIDITY AND CAPITAL RESOURCES


     The Predecessor and Successor Companies have historically financed their operations primarily through a combination of cash on hand, cash provided from operations and available borrowings under bank lines of credit. As of May 19, 1997, the Company had $405,000 in cash.



     Cash provided by operations was approximately $2.7 million, $1.6 million, $2.8 million and $1.4 million in Fiscal 1994, Fiscal 1995 and Fiscal 1997 and the sixteen weeks ended May 19, 1997, respectively.



     The Company does not currently have a bank line of credit or other working capital facility available to it. The Company intends to obtain a bank credit facility to support its working capital requirements. Management anticipates that the credit facility will contain customary affirmative and negative covenants, including maintaining certain minimum working capital, net worth and financial ratios and restrictions on the Company's ability to pay dividends on the Common Stock. There can be no assurance that the Company will be able to arrange a credit facility when required or on terms acceptable to the Company.


     The Company intends to expand its operations through the opening of new restaurants and acquisitions of regional buffet restaurant chains. In addition, the Company may expand through the purchase of existing restaurant sites which would be converted to one of the Company's restaurant concepts. Management estimates the cost of opening its prototype restaurant to be approximately $1.5 million to $1.7 million assuming leased real estate. In many instances, management believes that existing restaurant locations can be acquired and converted to the Company's prototype concept at a lower cost than new unit openings. Management believes that the cost of converting an existing restaurant facility to the Company's prototype concept is approximately $400,000 to $500,000 per unit. These costs consist primarily of exterior and interior appearance modifications and certain kitchen and food service equipment. There can be no assurance that the Company will be able to acquire additional restaurant chains or locations or, if acquired, that these restaurants will have a positive contribution to the Company's results of operations.

     The Company believes that the net proceeds from this offering, together with existing cash balances and funds expected to be generated from operations, will provide the Company with sufficient funds to finance its operations for at least the next 12 months. The Company may require additional funds to support its working capital requirements or for other purposes, including acquisitions, and may seek to raise such additional funds through public or private equity and/or debt financings or from other sources. No assurance can be given that additional financing will be available or that, if available, such financing will be obtainable on terms favorable to the Company.


NEW ACCOUNTING PRONOUNCEMENTS

     In March 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"), effective for fiscal years ending after December 15, 1997. SFAS 128 introduces and requires the presentation of "basic" earnings per share which represents net earnings divided by the weighted average shares outstanding excluding all common stock equivalents. Dual presentation of "diluted" earnings per share, reflecting the dilutive effects of all common stock equivalents, will also be required. The diluted presentation is similar to the current presentation of fully diluted earnings per share. Management has not determined whether the adoption of SFAS 128 will have a material impact on the Company's combined financial position or results of operations.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS 130 requires all items that are required to be recognized under accounting standards as components of comprehensive income to be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS 130 does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period covered by that financial statement. SFAS 130 requires an enterprise to (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS 130 is effective for fiscal years beginning after December 15, 1997. Management has not determined whether the adoption of SFAS 130 will have a material impact on the Company's combined financial position or results of operations.


     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes standards for public business enterprises to report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. This statement supersedes FASB Statement No. 14, Financial Reporting for Segments of a Business Enterprise, but retains the requirement to report information about major customers. It amends FASB Statement No. 94, Consolidation of All Majority-Owned Subsidiaries, to remove the special disclosure requirements for previously unconsolidated subsidiaries.



     SFAS 131 requires, among other items, that a public business enterprise report a measure of segment profit or loss, certain specific revenue and expense items, and segment assets, information about the revenues derived from the enterprise's products or services, and major customers. SFAS 131 also requires that the enterprise report descriptive information about the way that the operating segments were determined and the products and services provided by the operating segments. SFAS 131 is effective for financial statements for periods beginning after December 15, 1997. In the initial year of application, comparative information for earlier years is to be restated. SFAS 131 need not be applied to interim financial statements in the initial year of its application, but comparative information for interim periods in the initial year of application is to be reported in financial statements for interim periods in the second year of application. Management has not determined whether the adoption of SFAS 131 will have a material impact on the Company's segment reporting.

                                    BUSINESS

GENERAL


     The Company, through its subsidiaries, owns and operates 16 franchised HomeTown Buffet restaurants, two Mexican-themed restaurants operated under the Casa Bonita name and has entered into a definitive agreement to acquire seven additional buffet restaurants which operate under the "JJ North's Grand Buffet" name. The Company's restaurants, including the North's Restaurants, are located in nine western states and are focused upon providing customers with a wide variety of fresh, high quality food at modest prices in a warm, friendly atmosphere. The Company's strategic objective is to become a leading national operator of regional buffet restaurants through the acquisition of established regional concepts and the development of additional restaurants within existing or new markets.



     The Company was formed on July 28, 1997 as a wholly-owned subsidiary of CKE, an operator, franchisor and licensor of over 4,000 branded restaurants in the United States and abroad. See "Certain Transactions." The Company has benefited from its relationship with CKE through its access to certain operating systems and strategies which CKE successfully implemented in its Carl's Jr. chain. Since acquiring Summit in July 1996, these systems and procedures have been successful at increasing the overall revenues and profitability of HTB's HomeTown Buffet restaurants. As part of CKE's desire to focus its management efforts and capital resources on quick-service restaurants, CKE has determined that the expansion of the Company will be enhanced through the creation of a separate publicly traded company focused on the buffet restaurant segment. After the completion of this offering, CKE will beneficially own approximately 44.4% of the outstanding Common Stock (approximately 41.0% if the Underwriters' over-allotment option is exercised in full).


OPERATING STRATEGY

     Since the acquisition of Summit by CKE in July 1996, HTB's HomeTown Buffet restaurants have experienced significant reductions in operating costs and improvements in same-store revenues. The Company believes that its ability to accomplish these cost reductions and operational improvements is due to the Company's customer focus and management practices.

     Customer Focus. The Company believes that its ability to deliver high quality food to customers with superior service in clean and friendly environments has been central to its success at improving customer perceptions and sales at its buffet restaurants. The key elements of management's focus include:

     - High Quality Food. The Company seeks to differentiate itself by providing higher quality and better tasting food than its competitors. Food items are prepared frequently and in small batches to ensure the correct temperature, texture and flavor. Management limits the number of items prepared each day and frequently rotates selected specialty items to maintain customer interest while ensuring that the Company's signature items are offered at the highest possible quality.

     - Superior Service. The Company provides a level of customer service which it believes has helped it establish a higher level of customer satisfaction than its competitors. Customers are greeted by an employee who seats the customers and explains the features of the restaurant and menu offerings. In addition, the restaurants' managers seek to visit each customer table during peak meal periods to ensure guest satisfaction. The Company's restaurants are inspected by independent "mystery shoppers" several times each month, and restaurants not performing up to Company standards receive additional inspection surveys until appropriate standards are restored.

     - Clean and Friendly Environment. The Company strives to offer a pleasant, customer friendly environment at its restaurants by providing attractive, updated restaurant decors and by emphasizing cleanliness in all areas of its operations. Further, through regular maintenance, the Company seeks to enhance the customer dining experience by keeping its restaurants clean and pleasant.

     Management Practices. The Company's management team has developed and implemented a series of management practices, many of which were developed by CKE, that have improved the operations of HTB's HomeTown Buffet restaurants. Management believes that many of these practices and policies can be applied to the North's Restaurants as well as other buffet restaurants. The key elements of these management practices are:

     - Restaurant Management. The Company has developed food, labor and customer service management practices and reporting mechanisms that allow management to effectively monitor restaurant-level operations, benchmark restaurant performance statistics and communicate best-practices across its restaurant operations. Management supports these practices through the use of its restaurant-level incentive and bonus programs oriented toward motivating employees. The Company believes that these incentive and bonus programs, as well as its traditional recognition programs, foster an environment where employees are encouraged to share their ideas and cost saving suggestions with management.

     - Cost Management. The Company's relationship with CKE has enabled it to maintain a lean corporate management structure. The Company believes that it can continue to leverage its corporate infrastructure and Service Agreement with CKE in order to achieve additional synergies in purchasing, information systems, finance and accounting, benefits and human resource management. The Company is committed to controlling costs at all levels of its operations. Through effective management of the Company's product mix, production quantities and staffing, the Company has significantly reduced its food, labor and other operating costs.

     - Brand Management. The Company promotes its restaurants and enhances its brand awareness through local promotions and advertising programs which convey a targeted, consistent message and build customer awareness and loyalty. The Company primarily utilizes local marketing representatives to promote the restaurants to local organizations and groups seeking facilities and services offered by buffet restaurants.

     The successful implementation of these management practices is best exemplified by the recent increases in same-store sales and operating margins at HTB's HomeTown Buffet restaurants. For the fifty-two weeks ending July 14, 1997, HTB's HomeTown Buffet restaurants experienced a 1.7% increase in same-store sales, following a 9.2% decline in same-store sales during the fiscal year ended December 19, 1995. In addition, management lowered food costs to 35.3% of total revenues during the sixteen weeks ended May 19, 1997 from 36.9% of total revenues for the sixteen weeks ended May 20, 1996.

GROWTH STRATEGY

     The Company's strategic objective is to become a leading national operator of regional buffet restaurants through (i) acquisitions of existing buffet restaurants which management believes can benefit from the Company's management practices, (ii) new restaurant openings, particularly by acquiring existing restaurant locations which can be converted to buffet restaurants operated or under development by the Company and (iii) minority investments in or strategic alliances with other regional buffet restaurant chains. The Company's growth strategy is designed to capitalize on the opportunities management perceives in the fragmented buffet segment of the restaurant industry.

     Acquisition Strategy. Management believes that the Company will be able to capitalize on the successful attributes of acquired buffet chains while increasing their focus on customer service and quality. Management believes that a number of acquisition opportunities exist due to the fragmentation of the buffet, cafeteria and grill-buffet segments of the restaurant industry, which are comprised of a substantial number of regional chains. The Company believes that most of these regional chains are privately owned and may be available for acquisition because they lack the financial and operational structure to compete with larger regional and national chains. Following acquisition, management intends to integrate and improve the operations and profitability of the chain through the implementation of the following key strategies:


     - Enhance Food Quality and Service Levels. Management believes that, due to the limited capital and management resources of many regional chains, such restaurants often offer poor food quality and an insufficient level of customer service. Management intends to increase the chains' customer focus and utilize the management practices which have proven successful at other CKE restaurants.

     - Implement Operational Cost Controls and Management Incentive Structures. Management believes that the management practices which have successfully lowered food, labor and other operating costs at other CKE restaurants can be implemented in other regional buffet chains. In addition, the Company believes that its management incentive programs can increase the customer service and profitability of acquired restaurants.

     - Leverage CKE Relationship to Reduce Overhead Expenses. The Company intends to achieve operating efficiencies by eliminating certain administrative functions and redundant operations. Management believes that significant savings can result through the implementation of CKE's purchasing, financial services, information systems and accounting functions.


     Acquisitions, however, involve a number of special risks that could adversely affect the Company's business, financial condition and results of operations, including the diversion of management's attention, the assimilation of the operations and personnel of acquired restaurants, the amortization of acquired intangible assets and the potential loss of key employees. See "Risk Factors -- Risks Associated with Expansion and Acquisitions."


     New Restaurant Opening Strategy. In order to increase the Company's presence in existing markets, or when acquisition opportunities are not available, the Company intends to expand through new restaurant openings. While the Company may construct new restaurant facilities, management intends to seek opportunities to convert locations currently occupied by other buffet, family dining or budget steakhouse restaurant concepts. The Company has developed its prototype design and menu for new restaurant openings which management believes will offer customers a dining environment and experience superior to existing buffet restaurants. Management believes that this design can be easily implemented at restaurants acquired by the Company.

     In recent years, a number of chains in the family dining and budget steakhouse segments of the restaurant industry have experienced operational difficulties and declining performance. Management believes that these difficulties are the result of increasing competition for these concepts from the rapid growth of lower priced casual dining chains and casual steakhouses which offer superior product quality and service at only moderately higher prices. Many of these family dining restaurants and budget steakhouses occupy desirable locations and provide opportunities to acquire desirable restaurant locations at attractive prices. Management believes that these locations can be acquired at lower prices or leased at rates lower than those available from a comparable undeveloped site.

     Minority Investments. Management intends to seek minority investments in other restaurant chains, like Stacey's, that the Company believes can be improved through the implementation of the Company's management practices. Management believes that minority investments can provide an attractive investment opportunity for the Company and may lower the acquisition cost of such chain should it ultimately be acquired by the Company.

THE NORTH ACQUISITION

     On July 24, 1997, CKE entered into an Asset Purchase Agreement with North's, an operator and franchisor of 24 buffet restaurants in the western United States, to acquire certain of the North's Restaurants which are located in Idaho, Oregon, Utah and Washington, as well as the trademarks, menus, restaurant designs and other intangible assets used in connection with North's Restaurants.


     The Company believes the North Acquisition is a significant first step in its strategy of growth through acquisitions. The Company believes the increased credibility and visibility resulting from the North Acquisition will position the Company to pursue aggressively its strategy of growth through acquisitions as regional buffet chains are pressured to consolidate. The performance of the North's Restaurants has been adversely affected by operational difficulties and inadequate capital resources, the effects of which were compounded by increased competition in the industry. These difficulties resulted in net losses for the year ended June 30, 1996 and the six months ended December 31, 1996, despite increasing revenues. See "Risk Factors -- Risks Associated with the North Acquisition." The Company believes that it can meaningfully improve the same-store sales and profitability levels at the North's Restaurants and has developed a plan to integrate the North's Restaurants into the Company and improve their operations by implementing the strategies which were used to improve the operations of other CKE restaurants. The key elements of these strategies are as follows:



     - Improve Food Quality. The Company believes that it can improve the quality of the food served at the North's Restaurants by implementing certain management practices utilized by other CKE restaurants. The Company intends to limit the number of items offered each day, frequently rotate selected specialty items and prepare items frequently and in small batches to ensure the correct temperature, texture and flavor.



     - Enhance Service Quality. The Company believes that the level of service provided at North's Restaurants falls below that provided at the Company's HomeTown Buffet restaurants. To address this situation, the Company will selectively utilize certain policies which were successfully implemented at other CKE restaurants to improve the quality of their service.



     - Implement Management Practices. The Company believes there is a significant opportunity to improve restaurant-level margins, which are lower than restaurant-level margins at HTB's HomeTown Buffet restaurants, by implementing labor scheduling and other management practices and incentive and bonus programs utilized by other CKE restaurants.



     The aggregate consideration to be paid by the Company for the North's Restaurants will be $4.5 million, subject to adjustment, consisting of $4.0 million of assumed liabilities and $500,000 in cash. Pursuant to the Acquisition Agreement, the Company agreed to use reasonable commercial efforts to secure a term loan of up to $3.0 million for North's, the proceeds of which are to be used to repay certain indebtedness of North's, and a credit line of up to $750,000 for North's, the proceeds of which North's may draw upon for working capital requirements. The Company anticipates that it will satisfy its obligation to secure the $3.0 million term loan for North's by assuming an additional $3.0 million of North's existing bank debt, in which case North's will agree to repay the principal amount thereof to the Company. The $7.0 million aggregate principal amount of indebtedness expected to be assumed by the Company in connection with the North Acquisition will bear interest at a variable rate and will be fully amortized over a five-year term. North's repayment obligations with respect to the $3.0 million portion of such assumed indebtedness will, if incurred, bear interest at a variable rate and will become payable over a five-year period commencing twelve months after the closing of the North Acquisition. In addition, the Company has agreed to offer to North's the right to purchase, upon the completion of this offering, 150,000 warrants at $3.50 per warrant. Each warrant will entitle the holder to purchase one share of Common Stock at an exercise price per share equal to the initial public offering price.



     Pursuant to the Acquisition Agreement, the Company and CKE have agreed to
(a) license to North's certain intellectual property rights, which are to be acquired by the Company as part of the North Acquisition, for use in the remaining restaurants operated by North's and its franchisees, and new restaurants, if any, developed by North's; (b) enter into a business services agreement with North's pursuant to which CKE will provide certain purchasing, marketing, human resources, payroll and accounting services to North's; and (c) negotiate in good faith to enter into a development agreement pursuant to which North's would have the right to develop restaurants based on the buffet concept which the Company has developed. CKE also received an option to purchase the assets of nine additional restaurants operated by North's. There can be no assurance that the HomeTown Franchisor will not assert a claim that the Company's ability to exercise this option conflicts with the noncompetition provision in the Franchise Agreements since a majority of these nine restaurants are located within approximately 25 miles of an existing HomeTown Buffet restaurant. See "Risk Factors -- Dependence Upon and Restrictions Resulting from Relationship with the HomeTown Franchisor." Prior to the completion of this offering, CKE will assign to the Company its rights and certain of its obligations under the Acquisition Agreement to the Company. The Company has also agreed to enter into an employment agreement with John F. North, Jr., the President of North's, at such time as the Company shall have acquired a total of 10 restaurants from North's. In addition, CKE has agreed to vote for the election of John F. North, Jr. to the Company's Board of Directors for one full term. Following the completion of this offering, the Company has agreed to grant to John F. North, Jr. fully vested options to purchase a number of shares of the Company's Common Stock, representing one percent of the outstanding shares on a fully diluted basis as of the date of the grant, at an exercise price equal to the initial public offering price. In addition, if the Company exercises its option to purchase additional North's restaurants, the Company has agreed to issue to James E. North and John F. North, Jr., collectively, options to purchase between .6667% and 2%, depending on the number of additional restaurants acquired, of the Company's outstanding shares of Common Stock on a fully diluted basis as of the date of grant. The exercise price of any such options will be based on the last reported sales price of the Common Stock on the date of grant.


     The Acquisition Agreement contains certain customary representations, warranties, covenants and indemnification provisions. In addition, the consummation of the North Acquisition is subject to certain conditions, including obtaining lien releases from North's creditors, the consummation of this offering and other customary closing conditions.

THE STACEY'S STRATEGIC ALLIANCE

     On July 18, 1997, CKE signed a non-binding letter of intent with Stacey's for a strategic alliance between the Company and Stacey's. Stacey's operates 24 buffet restaurants, 19 of which are located in Florida. For the fiscal year ended January 1, 1997, Stacey's reported revenues of $38.8 million and an operating loss of $1.9 million.

     The transactions contemplated by the LOI are subject to the negotiation of definitive agreements and approval of Stacey's and the Company's Boards of Directors. The LOI contemplates an arrangement whereby the Company would (i) provide certain purchasing, administrative and management services to a majority of the Stacey's buffet restaurants, (ii) loan Stacey's $2.0 million for remodeling or reconcepting several of Stacey's restaurants and (iii) receive management fees equal to 3.5% of Stacey's revenues and a warrant to purchase 30% of Stacey's fully diluted common stock. The Company would also have the right to designate two members of Stacey's five-member board of directors.

     The Company believes that the transactions contemplated by the LOI provide the Company with an opportunity to leverage its management expertise to improve Stacey's operations. The Company believes that Stacey's operations have suffered in recent years due to operational difficulties and inadequate capital resources. The Company believes that its management practices and purchasing economies could have a significant positive impact on Stacey's operations. The Company intends to work with Stacey's to implement labor and other cost saving programs developed by CKE and to convert certain units to the Company's prototype buffet restaurant.

RESTAURANTS

  HomeTown Buffet

     HTB's HomeTown Buffet restaurants offer fixed price lunch, dinner and weekend breakfast menus that entitle each customer to unlimited servings of all menu items and beverages. Prices are approximately $5.50 for lunch and approximately $7.45 for dinner, and may vary depending on restaurant location. The restaurants offer reduced prices to children under age 12 and to senior citizens.

     At HTB's buffet restaurants, customers pay for the meal upon entering the restaurant and are generally seated by restaurant personnel before proceeding to the food service area. The restaurants generally utilize "scatter bar" formats with approximately eight buffet islands located throughout the food service area. Each buffet island contains different courses or types of menu items. The "scatter bar" format enables guests to avoid waiting in long food lines. The food service areas are designed to be accessible from all dining areas. The large dining areas of the HomeTown Buffet restaurants are often divided into separate rooms which may be used for special functions. In addition to the public areas, each restaurant has a food preparation and storage area, including a fully-equipped kitchen.

     HomeTown Buffet restaurants seek to differentiate themselves from other buffet and cafeteria restaurants by the quality and variety of their food offerings. Menus emphasize traditional American "home cooking" and include soups, salads, entrees, vegetables, non-alcoholic beverages and desserts. Customers can choose from multiple entree choices, including fried and baked chicken and fish, roast beef, turkey and ham. Additional entrees, such as lasagna, barbecued ribs and other regional or seasonal dishes, are featured on particular days of the week. In addition to entrees, each meal includes two freshly-prepared soups, assorted vegetable and potato dishes, hot bread and an extensive salad bar. Dessert selections include pudding, assorted cobblers, cakes, cookies and soft-serve frozen dairy desserts and various sundae toppings.

     HTB uses high-quality ingredients, including fresh seasonal fruits and vegetables, in its menu offerings, and all menu items are prepared in small batches throughout the day. The items are served promptly in relatively small serving pans in order to ensure that all items are fresh, visually appealing and served at the proper temperature. HTB regularly tests new menu items and upgrades ingredients and cooking methods in order to improve the quality and consistency of its food offerings.

     HTB's typical restaurant format is approximately 9,200 square feet with seating for approximately 350 customers. The restaurant design is based upon standardized construction plans, with modifications made for each particular site.

     The chart below sets forth certain data with respect to the HTB HomeTown Buffet restaurants:


                                                    FIFTY-TWO WEEKS ENDED               SIXTEEN WEEKS
                                           ----------------------------------------         ENDED
                                            DEC.                                      -----------------
                                             20,     DEC. 19,   DEC. 18,   JAN. 27,   MAY 20,   MAY 19,
                                            1993       1994       1995       1997      1996      1997
                                           -------   --------   --------   --------   -------   -------
Number of restaurants open (end of
  period)................................        7         14         16         16        16        16
Revenues (in thousands)..................  $13,167   $ 30,871   $ 36,741   $ 39,455   $12,909   $13,174
Percentage increase (decrease) in
  comparable store sales(1)..............      N/A       4.3%     (9.2)%     (0.4)%    (3.1)%      2.2%
Average weekly customer count per
  restaurant.............................    8,201      9,177      8,150      8,117     8,648     8,769
Average check(2).........................  $  5.29   $   5.57   $   5.69   $   5.79   $  5.80   $  5.85


- ---------------

(1) Includes only restaurants open throughout the full periods being compared.

(2) Net of discounts and promotions.

  Casa Bonita

     The Company's two Casa Bonita restaurants are located in Denver, Colorado and Tulsa, Oklahoma and contain 42,000 and 26,000 square feet, respectively. The restaurants are designed to recreate the atmosphere of a Mexican village at night. The restaurants also feature entertainment daily, including strolling mariachis, authentic Mexican dancers, magicians and games. The restaurant's entertainment, combined with high quality, authentic Mexican food, is designed to attract a diverse customer base, including tourists and local customers. In addition to typical Mexican menu offerings, these restaurants feature all-you-can-eat dinners which offer customers unlimited servings of selected menu items.

     The Company focuses on three primary target audiences in its advertising and promotional programs for its Casa Bonita restaurants: (i) local customers;
(ii) tourists; and (iii) groups and parties. The Company markets aggressively to attract tourists by placing advertisements in local tourist and special event guides and by otherwise promoting each Casa Bonita restaurant as a local attraction. With its large dining areas and private rooms, the Company also promotes Casa Bonita as an ideal setting for banquets, private parties and other group events.

     The chart below sets forth certain data with respect to the Company's Casa Bonita restaurants:


                                                                                    SIXTEEN WEEKS
                                                     FIFTY-TWO WEEKS ENDED              ENDED
                                                 ------------------------------   -----------------
                                                 DEC. 19,   DEC. 18,   JAN. 27,   MAY 20,   MAY 19,
                                                   1994       1995       1997      1996      1997
                                                 --------   --------   --------   -------   -------
    Number of restaurants (end of period)......         2          2          2        2         2
    Revenues (in thousands)....................  $ 10,856   $ 10,823   $ 11,774   $3,315    $3,407
    Percentage increase (decrease) in
      comparable store sales...................    (1.2)%     (0.3)%       6.3%     2.0%      2.8%



SITE SELECTION, RESTAURANT LOCATIONS AND PROPERTIES



     The Company and CKE entered into a Service Agreement pursuant to which the Company will utilize the services of CKE to assist management with respect to site selection and other real estate related activities. In selecting new restaurant locations, management considers target population density, local competition, household income levels and trade area demographics, as well as specific location characteristics, such as visibility, accessibility, parking capacity and traffic volume. An important factor in the site selection process is the convenience of the potential location to both lunch and dinner customers and the occupancy cost of the proposed site. In addition, management considers the success of chain restaurants in the area. Potential site locations are identified by Company personnel, consultants and independent real estate brokers. Executive management visits and approves or disapproves any proposed restaurant site.


     Upon consummation of the North Acquisition, the Company will operate 25 restaurants in nine states. The following table reflects the locations of the Company's restaurants.

                                                               NUMBER OF RESTAURANTS
                                                    -------------------------------------------
                                                    HOMETOWN
                          STATE                      BUFFET    JJ NORTH'S   CASA BONITA   TOTAL
        ------------------------------------------  --------   ----------   -----------   -----
        Arizona...................................      8          --            --          8
        Colorado..................................      2          --             1          3
        Idaho.....................................     --           3            --          3
        New Mexico................................      2          --            --          2
        Oklahoma..................................     --          --             1          1
        Oregon....................................     --           1            --          1
        Utah......................................      3           1            --          4
        Washington................................     --           2            --          2
        Wyoming...................................      1          --            --          1
                                                       --          --            --         --
                  Total...........................     16           7             2         25
                                                       ==          ==            ==         ==

     The Company's restaurants are primarily freestanding locations. The Company prefers to lease its restaurant facilities in order to reduce the initial costs of development. In addition, the Company seeks to obtain construction allowances from the landlord in order to defray the cost of improvements.

     The Company currently leases the restaurant sites for all of its restaurants. The leases expire on dates ranging from 2000 to 2014 with the majority of the leases providing for renewal options. All leases provide for specified periodic rental payments, and most call for additional rental based upon revenue volume. Most of the leases require the Company to maintain the property and to pay for the cost of insurance and taxes.

     The Company's headquarters is located in 15,512 square feet of leased office space in Salt Lake City, Utah. The base lease for this property expires in 2000. The Company has the option to lease this property for an additional five-year term upon the expiration of such lease.

HTB RESTAURANT OPERATIONS AND MANAGEMENT

     HomeTown Buffet restaurant management is under the direction of Joseph J. Hollencamp, Senior Vice President of HTB, who oversees staffing, training, restaurant operations and local store marketing. The Senior Vice President relies on the support of corporate administrative services and a team of two regional managers who supervise eight restaurants each.

     The management staff of a typical restaurant consists of one General Manager, one Service Manager, one Kitchen Manager, one Assistant Service Manager and one Assistant Kitchen Manager. Individual restaurants typically employ between 70 and 110 non-management hourly employees (made up of a mix of part- and full-time workers), depending on restaurant size and traffic.

     HTB attempts to attract and train high quality employees at all levels of restaurant operations. Generally, restaurant management has been recruited from outside the Company and has had significant prior restaurant experience. The Company has in place strict operating standards and believes that strong standardized training processes are an important aspect of its operations. All management employees (including Assistant Managers), regardless of former experience, participate in a four- to seven-week formal course of training at one of the Company's training sites. Additional periodic training is provided as required. Non-management employees are trained at the local restaurant site.

     The General Manager of a restaurant has responsibility for day-to-day operation of the restaurant and acts independently to maximize restaurant performance, subject to Company-established management policies. The General Manager makes personnel decisions and determines orders for produce and dairy products as well as centrally-contracted food items and other supplies. The Company's management compensation program includes bonuses based on restaurant profit performance.

RELATIONSHIP WITH THE HOMETOWN FRANCHISOR

     HTB was the first franchisee of the HomeTown Franchisor and entered into an initial franchise agreement and a Multiple Unit Development Agreement with the HomeTown Franchisor in October 1991.

     Each of the Franchise Agreements has a 20-year term (with two five-year renewal options) and provides for a one-time payment to the HomeTown Franchisor of an initial franchise fee and a continuing royalty fee at a variable rate of between 2% and 4% of gross sales. HTB provides weekly sales reports to the HomeTown Franchisor as well as periodic and annual financial statements.

     HTB is obligated to operate its Hometown Buffet restaurants in compliance with the HomeTown Franchisor's operating and recipe manuals, but is not required to purchase food products or other supplies through the HomeTown Franchisor's suppliers.


     The HomeTown Franchisor may terminate a franchise agreement for a number of reasons, including the failure to pay royalty fees when due, failure to comply with applicable laws or repeated failure to comply with one or more requirements of the Franchise Agreement. Many state franchise laws limit the ability of a franchisor to terminate or refuse to renew a franchise. Generally, a franchisor may terminate a franchise agreement only if franchisee violates a material and substantial provision of the agreement and fails to remedy the violation within a specified period. See "Risk Factors--Dependence Upon and Restrictions Resulting from Relationship with the HomeTown Franchisor" and "Business--Legal Proceedings."


RELATIONSHIP WITH CKE


     In connection with the Formation Transactions, CKE and the Company will enter into the Service Agreement pursuant to which CKE will provide the Company with certain multi-unit retail infrastructure support for a period of three years in exchange for an annual fee of $350,000, which fee may be increased up to

10% per year based upon increases in CKE's cost of providing such services. Such services will consist of (i) accounting and administrative services, such as maintaining accounting records, performing accounting activities, preparing financial reports, operating and maintaining the information technology system, establishing and administering certain employee benefits and complying with reporting obligations thereunder; (ii) financial services, including the identification and analysis of possible transactions and related financial and strategic advice, assistance in budget and forecast preparation, consultations and advice as to presentations, discussions and disclosures to financial analysts and the financial press and advice concerning crisis management and control; (iii) real estate services, including site analysis and other real estate matters and (iv) purchasing services.

COMPETITION


     The restaurant industry is highly competitive. The Company competes on the basis of the quality and value of food products offered, price, service, location and overall dining experience. The Company's primary competitor in the buffet restaurant business is Buffets, Inc., which owns, operates and franchises the HomeTown Buffet and Old Country Buffet restaurant concepts. The Company also competes with a large and diverse group of restaurant chains and individually owned restaurants, including chains and individually owned restaurants that utilize a buffet format. The number of buffet restaurants with operations generally similar to the Company's has grown considerably in the last several years and the Company believes competition among buffet restaurants is increasing. As the Company and its principal competitors expand operations in various geographic areas, competition, including competition among buffet restaurants with concepts similar to the Company's concepts, can be expected to intensify. Such intensified competition could increase the Company's operating costs or adversely affect its revenues. A number of competitors have been in existence longer than the Company and have substantially greater financial, marketing and other resources and wider geographical diversity than the Company. In addition, the restaurant industry is affected by changes in consumer tastes, national, regional and local economic conditions and market trends. The performance of individual restaurants may be affected by factors such as traffic patterns, demographic considerations and the type, number and location of competing restaurants. The Company's significant investment in and long-term commitment to each of its restaurant sites limits its ability to respond quickly or effectively to changes in local competitive conditions or other changes that could have a material adverse effect on the Company's operations. The Company's continued success is dependent to a substantial extent on its reputation for providing high quality and value and this reputation may be affected not only by the performance of its restaurants but also by the performance of franchisor-owned restaurants and restaurants operated by other franchisees, over which the Company has no control.


GOVERNMENT REGULATION

     The restaurant industry is subject to numerous federal, state and local government regulations, including those relating to the preparation and sale of food and building and zoning requirements. In addition, the Company is subject to laws governing its relationship with employees, including minimum wage requirements, overtime, working and safety conditions and citizenship requirements. Many of the Company's employees are paid hourly rates based upon the federal and state minimum wage laws. Recent legislation increasing the minimum wage has resulted in higher labor costs to the Company. An increase in the minimum wage rate, employee benefit costs or other costs associated with employees, could have a material adverse effect on the Company's business, financial condition and results of operations.

EMPLOYEES

     As of July 28, 1997, the Company employed approximately 1,640 persons, of whom approximately 1,560 were restaurant employees, and approximately 80 were restaurant management, supervisory and corporate personnel. Restaurant employees include both full-time and part-time workers and all are paid on an hourly basis. No Company employees are covered by collective bargaining agreements. The Company believes that its relations with its employees are generally good.

LEGAL PROCEEDINGS


     On August 9, 1996, HTB, Summit and CKE filed a complaint in the United States District Court for the District of Utah, Central Division against Buffets, Inc. and the HomeTown Franchisor, alleging violations of federal and state antitrust laws, claims for unfair business practices, claims for tortious interference with contract, and claims for breach of contract and breach of the covenant of good faith and fair dealing. The litigation is continuing and is not scheduled for trial until August 1998.



     HTB's HomeTown Buffet restaurants were opened pursuant to the terms of a Multiple Unit Agreement entered into with the HomeTown Franchisor in October 1991, under which HTB was granted exclusive rights to develop and operate up to 27 HomeTown Buffet restaurants as a franchisee in eight western states, subject to HTB's compliance with a development schedule. In July 1996, the HomeTown Franchisor provided written notice to HTB of termination of the Multiple Unit Agreement, based upon HTB's alleged breach of its development obligations. As a result of an award entered in favor of the HomeTown Franchisor in a binding arbitration proceeding, which award was unsuccessfully appealed by HTB, HTB has no contractual or other right to develop any additional HomeTown Buffet restaurants. Although the loss of exclusive development rights exposes HTB to increased competitive risks relating to the HomeTown Franchisor's expansion and development activities, the Company does not believe that the result of these arbitration proceedings will have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Dependence Upon and Restrictions Resulting from Relationship with the HomeTown Franchisor."



     The Company is from time to time the subject of complaints or litigation from customers alleging illness, injury or other food quality, health or operational concerns. Adverse publicity resulting from such allegations may materially adversely affect the Company and its restaurants, regardless of whether such allegations are valid or whether the Company is liable. The Company also is the subject of complaints or allegations from employees from time to time. The Company believes that the lawsuits, claims and other legal matters to which it has become subject in the course of its business are not material to the Company's business, financial condition or results of operations, but an existing or future lawsuit or claim could result in an adverse decision against the Company that could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Litigation."

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information regarding the Company's directors, director nominees and executive officers:


                       NAME              AGE                       POSITION
            ---------------------------  ---     --------------------------------------------
            William P. Foley II(1)(2)    52      Chairman of the Board
            Robert E. Wheaton(2)         45      Chief Executive Officer, President and
                                                 Director
            Theodore Abajian             33      Chief Financial Officer
            C. Thomas Thompson(2)        47      Director
            Stuart W. Clifton(3)         53      Director Nominee
            Jack M. Lloyd(3)             47      Director Nominee
            Thomas G. Schadt(1)          56      Director Nominee
            Norman N. Habermann(1)(3)    64      Director Nominee
            John F. North, Jr.           48      Director Nominee


- ---------------

(1) Member of Compensation Committee

(2) Member of Executive Committee

(3) Member of Audit Committee


     William P. Foley II has served as the Chairman of the Board of the Company since its formation in July 1997. Mr. Foley has been the Chief Executive Officer of CKE since October 1994, the Chairman of the Board of Directors of CKE since March 1994, and has served as a director of CKE since December 1993. Since 1981, Mr. Foley has been Chairman of the Board, President (until January 1995) and Chief Executive Officer of Fidelity National Financial, Inc., a company engaged in title insurance and related services. Mr. Foley is also the Chairman of the Board of Checkers Drive-In Restaurants, Inc. and a member of the Boards of Directors of Rally's Hamburgers, Inc., DataWorks Corporation, Micro General Corporation and GB Foods Corporation.


     Robert E. Wheaton has served as the Chief Executive Officer and President and as a director of the Company since its formation in July 1997. Mr. Wheaton has served as an Executive Vice President of CKE since January 1996. From April 1995 to January 1996, he served as Vice President and Chief Financial Officer of Denny's Inc., a subsidiary of Flagstar Corporation. From 1991 to 1995, Mr. Wheaton served as President and Chief Executive Officer, and from 1989 to 1991 as Vice President and Chief Financial Officer of The Bekins Company.


     Theodore Abajian has served as the Chief Financial Officer of the Company since its formation in July 1997. Mr. Abajian has been the Vice President and Controller of Summit since 1994. From 1983 to 1994, he held several positions with Family Restaurants, Inc., including Director of Financial Analysis, Planning and Reporting for the family restaurant division, which included 350 Carrows and Coco's restaurants.



     C. Thomas Thompson has been a director of the Company since its formation in July 1997. Mr. Thompson has served as the President and Chief Operating Officer of CKE since October 1994. Mr. Thompson has been a franchisee of CKE since 1984, and currently operates 15 Carl's Jr. Restaurants in the San Francisco Bay Area. Mr. Thompson also currently serves as Vice Chairman of the Board and Chief Executive Officer of Checkers Drive-In Restaurants, Inc. and a member of the Board of Directors of Rally's Hamburgers, Inc. Mr. Thompson has more than 20 years of experience in the restaurant industry. He previously held positions with Jack-in-the-Box and Pacific Fresh Restaurants, a full-service restaurant chain in the Bay Area.


     Stuart W. Clifton will serve as a director of the Company following this offering. Since 1987, Mr. Clifton has been the Chief Executive Officer and President and a member of the Board of Directors of DataWorks Corporation, a supplier of information systems to manufacturing companies.

     Thomas G. Schadt will serve as a director of the Company following this offering. Mr. Schadt has been the Chief Executive Officer of a privately-held beverage distribution company, Bear Creek, L.L.C., since 1995. From 1976 to 1994, he held several positions with Pepsico, Inc., most recently, Vice President of Food Service.


     Norman N. Habermann will serve as a director of the Company following this offering. Since February 1994, Mr. Habermann has been the President of Scobrett Associates, Inc., which is involved in venture capital and consulting activities. From December 1986 to January 1994, Mr. Habermann was President and Chief Executive Officer of the Restaurant Enterprises Group, Inc. and its predecessors. From November 1994 until its acquisition by CKE in July 1996, Mr. Habermann was a director of Summit. Mr. Habermann also serves as a director of International Food & Beverage, Inc.


     Jack M. Lloyd will serve as a director of the Company following this offering. Mr. Lloyd has served as Chairman of the Board of DenAmerica Corp. since July 9, 1996 and as President, Chief Executive Officer and a director of DenAmerica Corp. since March 29, 1996. Mr. Lloyd served as Chairman of the Board and Chief Executive Officer of Denwest Restaurant Corp. ("DRC") from 1987 until the March 1996 merger of DRC and DenAmerica and served as President of DRC from 1987 until November 1994. Mr. Lloyd engaged in commercial and residential real estate development and property management as President of First Federated Investment Corporation during the early and mid-1980's. Mr. Lloyd also currently serves as a director of Action Performance Companies, Inc.


     John F. North, Jr. will serve as a director of the Company following this offering. Mr. North is the co-founder of JJ North's Grand Buffet and, since 1978, has served as the President and Co-Chairman of the Board of Directors of North's Restaurants, Inc.


BOARD COMMITTEES AND COMPENSATION

     The Audit Committee of the Board of Directors, which will be formed upon completion of this offering, will consist of Messrs. Clifton, Lloyd and Habermann. The Audit Committee will recommend to the Board of Directors the independent public accountants to be selected to audit the Company's annual financial statements and approves any special assignments given to such accountants. The Audit Committee will also review the planned scope of the annual audit and the independent accountants' letter of comments and management's response thereto, any major accounting changes made or contemplated and the effectiveness and efficiency of the Company's internal accounting staff.

     The Compensation Committee of the Board of Directors, which will be formed upon completion of this offering, will consist of Messrs. Foley, Habermann and Schadt. The Compensation Committee will establish remuneration levels for executive officers of the Company, review management organization and development and review executive compensation and significant employee benefit programs.

     The Executive Committee of the Board of Directors, which consists of Messrs. Foley, Wheaton and Thompson, exercises the powers and authority of the full Board of Directors on all matters, to the maximum extent permitted by law, between meetings of the Board, other than those functions which may from time to time be assigned to specific committees of the Board.

     Following consummation of this offering, the Company's non-employee directors will receive $2,000 per meeting of the Board of Directors and $500 per meeting of any committees thereof. In addition, in connection with their joining the Company's Board of Directors, each of Messrs. Clifton, Lloyd, Schadt and Habermann will be granted options to purchase 7,500 shares of Common Stock at an exercise price equal to the initial public offering price under the 1997 Stock Incentive Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


     Currently, no executive officer of the Company, except for Mr. Foley, who is Chairman of the Board of the Company and will serve as a member of the Compensation Committee thereof, serves as a member of the compensation committee or as a director of any other entity, one of whose executive officers serves on the Compensation Committee or is a director of the Company. Mr. Foley is the Chairman of the Board and Chief Executive Officer of CKE.

EXECUTIVE COMPENSATION


     The Company was incorporated on July 28, 1997, and its activities to date have been limited to corporate organizational matters, the Formation Transactions and this offering. The Company's executive officers have been employed by CKE or its subsidiaries, and all or substantially all of their compensation paid prior to the Formation Transactions was paid by CKE or its subsidiaries primarily for services rendered to CKE or its subsidiaries other than Summit and HTB. Following the Formation Transactions, the Company expects to pay Robert E. Wheaton, the Chief Executive Officer and President of the Company, an allocated annual base salary of $187,000. In addition the Company expects to pay annual base salaries of $95,000 to Theodore Abajian, the Company's Chief Financial Officer, and $90,000 to Joseph J. Hollencamp, Senior Vice President, Operations, of HTB.


1997 STOCK INCENTIVE PLAN


     On September   , 1997, the Company's 1997 Stock Incentive Plan (the "1997
Plan") was adopted by the Company's stockholders and Board of Directors
effective as of September   , 1997. The 1997 Plan covers an aggregate of 750,000
shares of Common Stock. The 1997 Plan provides for the granting of "incentive stock options," within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), nonstatutory options and restricted stock grants to directors, officers, employees and consultants of the Company, except that incentive stock options may not be granted to non-employee directors or consultants. The purpose of the 1997 Plan is to provide participants with incentives which will encourage them to acquire a proprietary interest in, and continue to provide services to, the Company. The 1997 Plan is administered by the Board of Directors, which has sole discretion and authority, consistent with the provisions of the 1997 Plan, to determine which eligible participants will receive options, the time when options will be granted, the terms of options granted and the number of shares which will be subject to options granted under the 1997 Plan. No options have been issued under the 1997 Plan.


     Upon completion of the offering made hereby, the Company intends to grant options to purchase an aggregate of 602,500 shares of Common Stock under the 1997 Plan, at an exercise price equal to the initial public offering price, to the persons and in the amounts set forth below:

                                                                            NUMBER OF
                                       NAME                                  OPTIONS
        ------------------------------------------------------------------  ---------
        William P. Foley II...............................................   143,543
        Robert E. Wheaton.................................................   239,237
        C. Thomas Thompson................................................    95,695
        John F. North, Jr. ...............................................    54,775
        Theodore Abajian..................................................    15,000
        Joseph J. Hollencamp..............................................    12,500
        Charlotte Miller..................................................     4,250
        Stuart W. Clifton.................................................     7,500
        Jack M. Lloyd.....................................................     7,500
        Thomas G. Schadt..................................................     7,500
        Norman N. Habermann...............................................     7,500
        Other employees...................................................     7,500
                                                                            --------
                  Total...................................................   602,500
                                                                            ========

LIMITATIONS ON DIRECTORS' LIABILITY AND INDEMNIFICATION

     The Company's Bylaws provide that the Company will indemnify its directors and officers and may indemnify its employees and other agents to the fullest extent permitted by law. The Company believes that indemnification under its Bylaws covers at least negligence and gross negligence by indemnified parties, and permits the Company to advance litigation expenses in the case of stockholder derivative actions or other actions, against an undertaking by the indemnified party to repay such advances if it is ultimately determined that the indemnified party is not entitled to indemnification.

     In addition, the Company's Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty as a director to the Company and its stockholders. This provision in the Certificate of Incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

     The Company has entered into separate indemnification agreements with its directors and executive officers. These agreements require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from actions not taken in good faith or in a manner the indemnitee believed to be opposed to the best interests of the Company) to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified and to obtain directors' insurance if available on reasonable terms. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. The Company believes that its Certificate of Incorporation and Bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

                              CERTAIN TRANSACTIONS


     The Company will enter into a three-year Service Agreement, pursuant to which CKE will provide the Company with certain multi-unit infrastructure support, including accounting and administration, purchasing services, financial services and real estate services, in exchange for which CKE will receive an annual management fee in the amount of $350,000, which may be increased up to 10% per year by CKE based upon increases in CKE's cost of providing such services. See "Risk Factors -- Control by and Dependence on CKE" and
"Business -- Relationship with CKE."


     Prior to this offering, the Company declared the Special Dividend to the Selling Stockholder in an aggregate amount equal to $7.9 million. The Company intends to pay the Special Dividend in September 1997 with a portion of the net proceeds of this offering. See "Use of Proceeds."


     Pursuant to a Contribution Agreement (the "Contribution Agreement") that is being entered into between CKE, the Company and Summit in connection with the Formation Transactions, CKE will transfer to the Company all of the issued and outstanding shares of capital stock of Summit (after giving effect to other asset transfers among Summit, JB's and Taco Bueno described below) in exchange for 2,600,000 shares of Common Stock. Prior to the Summit Exchange to be effected pursuant to the Contribution Agreement, Summit will acquire the two Casa Bonita restaurants from Taco Bueno, and Summit will transfer to JB's all of its assets, other than HTB, and all of its liabilities, other than those relating to HTB and the two Casa Bonita restaurants, in each of the foregoing cases for a purchase price equal to CKE's book value of the net assets transferred. Summit's restaurant holdings upon consummation of the Summit Exchange will include the 16 HomeTown Buffet restaurants operated by HTB (which will remain a direct wholly-owned subsidiary of Summit) and the two Casa Bonita Mexican theme restaurants being acquired from Taco Bueno. The assets of Summit being transferred to JB's primarily consist of all assets relating to Summit's JB's Restaurant system and Galaxy Diner restaurants, which include accounts receivable, inventories, property and equipment, real and personal property leases, franchise agreements and other contractual rights, and intangible assets, including trademarks, trade secrets, menus, and related properties. In addition, Summit will assign to JB's all of its interests in other real properties not currently used for restaurant operations, except for certain office leases. JB's has agreed with Summit to assume and be solely responsible for any liabilities that may arise from or which relate to the restaurant operations and assets of Summit transferred to JB's.



     CKE has also agreed to indemnify and hold the Company harmless from any income tax liability attributable to periods ending on or before the consummation of this offering. For periods ending after the consummation of this offering, the Company will pay its income tax liability directly to the appropriate taxing authorities. CKE generally will control audits and administrative and judicial proceedings with respect to periods ending on or before the consummation of this offering, although CKE cannot compromise or settle any issue that increases the Company's liability without the Company's prior written consent. The Company generally will control all other audits and administrative and judicial proceedings.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Common Stock as of the date of this Prospectus, and as adjusted to give effect to the sale of the shares of Common Stock offered hereby, by (i) each person who is known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) each director and director nominee of the Company, (iii) each of the Company's executive officers, (iv) the Selling Stockholder, and (v) all directors, director nominees and executive officers of the Company as a group.


                                       BENEFICIAL OWNERSHIP                          BENEFICIAL OWNERSHIP
                                      PRIOR TO THIS OFFERING         NUMBER          AFTER THIS OFFERING
          NAME AND ADDRESS            -----------------------       OF SHARES       ----------------------
        OF BENEFICIAL OWNERS           SHARES      PERCENTAGE     BEING OFFERED      SHARES     PERCENTAGE
- ------------------------------------  ---------    ----------     -------------     ---------   ----------
CKE Restaurants, Inc................  2,600,000      100.0%          600,000        2,000,000       44.4%
  1200 North Harbor Boulevard
  Anaheim, CA 92801
William P. Foley II.................     47,548(1)     1.8                --           47,548        1.0
Robert E. Wheaton...................     79,746(1)     3.0                --           79,746        1.7
Theodore Abajian....................      5,000(1)       *                --            5,000          *
C. Thomas Thompson..................     31,898(1)     1.2                --           31,898          *
Stuart W. Clifton...................      7,500(1)       *                --            7,500          *
Jack M. Lloyd.......................      7,500(1)       *                --            7,500          *
Thomas G. Schadt....................      7,500(1)       *                --            7,500          *
Norman N. Habermann.................      7,500(1)       *                --            7,500          *
John F. North, Jr...................     54,775(1)     2.1                             54,775        1.2
All directors, director nominees and
  executive officers as a group
  (9 persons).......................    229,267        8.1%               --          229,267        4.8%


- ---------------

 *  Less than one percent.


(1) Represents options to purchase Common Stock to be granted upon the completion of this offering which will become immediately exercisable. See "Management--1997 Stock Incentive Plan."

                          DESCRIPTION OF CAPITAL STOCK


     The authorized capital stock of the Company consists of 18,500,000 shares of Common Stock, par value $0.001 per share, and 1,500,000 shares of Preferred
Stock, par value $0.001 per share. As of September   , 1997, there will be
2,600,000 shares of Common Stock outstanding, all of which will be held by the Selling Stockholder, and no shares of Preferred Stock outstanding.


COMMON STOCK


     Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders and do not have cumulative voting rights. Subject to preferences that may be applicable to the holders of outstanding shares of Preferred Stock, if any, at the time holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock shall be entitled to assets of the Company remaining after payment of the Company's liabilities and the liquidation preference, if any, of any outstanding Preferred Stock. All outstanding shares of Common Stock, are, and the shares of Common Stock offered by the Company hereby will be, when issued and paid for, fully paid and nonassessable. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.


PREFERRED STOCK


     The Board of Directors has the authority, without further vote or action by the stockholders, to provide for the issuance of up to 1,500,000 shares of Preferred Stock from time to time in one or more series with such designations, rights, preferences and privileges and limitations on the Board of Directors may determine, including the consideration received therefor. The Board of Directors also will have the authority to determine the number of shares comprising each series, dividend rates, redemption provisions, liquidation preferences, sinking fund provisions, conversion rights and voting rights without approval by the holders of Common Stock. Although it is not possible to state the effect that any issuance of Preferred Stock might have on the rights of holders of Common Stock, the issuance of Preferred Stock may have one or more of the following effects: (i) to restrict the payment of dividends on the Common Stock, (ii) to dilute the voting power and equity interests of holders of Common Stock, (iii) to prevent holders of Common Stock from participating in any distribution of the Company's assets upon liquidation until any liquidation preferences granted to holders of Preferred Stock are satisfied, or (iv) to require approval by the holders of Preferred Stock for certain matters such as amendments to the Company's Certificate of Incorporation or any reorganization, consolidation, merger or other similar transaction involving the Company. As a result, the issuance of Preferred Stock may, under certain circumstances, have the effect of delaying, discouraging or preventing bids for the Common Stock at a premium over the market price thereof, or a change in control of the Company, and could have a material adverse effect on the market price for the Common Stock. See "Risk Factors -- Possible Anti-Takeover Effects of Certain Charter and Bylaw Provisions."


DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested" stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless either
(i) prior to the date at which the person becomes an interested stockholder, the board of directors approves such transaction or business combination, (ii) the stockholder acquires more than 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in certain employee stock plans) upon consummation of such transaction, or (iii) the business combination is approved by the board of directors and by two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) at a meeting of stockholders (and not by written consent). A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to such interested stockholder. For purposes of Section 203, an "interested" stockholder is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

     The Certificate of Incorporation also eliminates the ability of stockholders to call special meetings and requires advance notice to nominate a director or take certain other actions. These provisions may be deemed to have a potential anti-takeover effect and may delay or prevent a change of control of the Company.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for the Common Stock. Future sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices and adversely affect the Company's ability to raise additional capital in the capital markets at a time and price favorable to the Company.


     Upon completion of this offering, the Company will have 4,500,000 shares of Common Stock outstanding. Of these shares, the 2,500,000 shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, unless they are purchased by "affiliates" of the Company as that term is used under the Securities Act. The remaining 2,000,000 shares, all of which will be owned by CKE, will be "restricted securities" as defined in Rule 144 under the Securities Act ("Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act, which is summarized below. Sales of Restricted Shares in the public market, or the availability of such shares for sale, could adversely affect the market price of the Common Stock.



     All officers and directors of the Company have agreed with the Underwriters that they will not sell any Common Stock owned or subsequently acquired by them for a period of 180 days after the date of this Prospectus, and the Selling Stockholder has agreed with the Underwriters that it will not sell any shares of Common Stock beneficially owned by it, other than in connection with this offering, for one year after the date of this Prospectus, in each case without the prior written consent of Equitable Securities Corporation (the "Lock-up Agreements").


     In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock (approximately 45,000 shares immediately after this offering) or the average weekly trading volume during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and availability of current public information about the Company. A person who is not an affiliate, has not been an affiliate within three months prior to the sale and has beneficially owned the Restricted Shares for a least two years is entitled to sell such shares under Rule 144(k) as currently in effect without regard to any of the limitations described above.


     The Company intends to file a registration statement on Form S-8 under the Securities Act to register shares of Common Stock reserved for issuance under its 1997 Stock Incentive Plan, thus permitting the resale of shares issued under such plan by non-affiliates in the public market without restriction under the Securities Act. Such registration statement will become effective immediately upon filing, which is expected shortly after the closing of this offering. As of the completion of this offering, options to purchase 602,500 shares of Common Stock will be outstanding under the Company's 1997 Stock Incentive Plan, 595,000 of which will be subject to the Lock-up Agreements as described above.

                                  UNDERWRITING


     The Underwriters named below (the "Underwriters"), for whom Equitable Securities Corporation, EVEREN Securities, Inc. and Cruttenden Roth Incorporated are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions of an underwriting agreement (the "Underwriting Agreement"), to purchase from the Company and the Selling Stockholder the numbers of shares of Common Stock set forth below opposite their respective names:



                                                                             NUMBER
                                   UNDERWRITER                             OF SHARES
        -----------------------------------------------------------------  ----------
        Equitable Securities Corporation.................................
        EVEREN Securities, Inc...........................................
        Cruttenden Roth Incorporated.....................................

                                                                           ----------
                  Total..................................................   2,500,000
                                                                           ==========


     The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to the approval of certain legal matters by counsel and to various other conditions. The nature of the Underwriters' obligations is such that they are committed to purchase all of the shares of Common Stock offered hereby if any are purchased.

     The Underwriters propose to offer the shares of Common Stock being purchased directly to the public at the initial offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a
concession not in excess of $          per share. The Underwriters may allow,
and such dealers may reallow, a concession not in excess of $          per share
to certain other dealers. After this offering, the offering price and other selling terms may be changed.


     The Company has granted the Underwriters a 30-day option to purchase up to an additional 375,000 shares of Common Stock at the public offering price less the underwriting discount set forth on the cover page of this Prospectus to cover over-allotments, if any. If the Underwriters exercise their over-allotment option to purchase any of the 375,000 additional shares of Common Stock from the Company, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by each of them as shown in the above table bears to the 2,500,000 shares of Common Stock offered hereby. The Underwriters may exercise this option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby.


     Prior to this offering, there has been no market for the Common Stock. The initial public offering price will be determined by negotiations among the Company, the Selling Stockholder and the Representatives. The factors to be considered in determining such initial public offering price include the financial and operational history and trends of the Company, the history of and the prospects for the industry in which the Company competes, an assessment of the Company's management, its past and present operations, its past and present earnings and the trend of such earnings, the general condition of the securities markets at the time of this offering and the price-earnings multiples and market prices of publicly traded securities of comparable companies. The Representatives have informed the Company that the Underwriters do not intend to confirm sales of Common Stock to any accounts over which they exercise discretionary authority. The Representatives intend to make a market in the Common Stock after completion of the offering.

     Subject to certain exceptions, CKE and its subsidiaries for a period of one year, and the Company and its directors and executive officers for a period of 180 days, after the date of this Prospectus have agreed not to offer, pledge, issue, sell, contract to sell, grant any option for the sale of or otherwise dispose of any shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock without the prior written consent of Equitable Securities Corporation on behalf of the Representatives, provided, however, the Company may grant stock options, and issue shares of Common Stock upon the exercise of certain outstanding stock options granted, under the Company's 1997 Stock Incentive Plan.



     The Company and the Selling Stockholder have agreed to indemnify the Underwriters and controlling persons, if any, against, certain liabilities, including liabilities under the Securities Act or to contribute to the payments the Underwriters or any controlling persons may be required to make in respect thereof.


     The Underwriters have advised the Company that, pursuant to Regulation M under the Securities Act, certain persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Common Stock. A "syndicate covering transaction" is the bid for or the purchase of the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with this offering. A "penalty bid" is an arrangement permitting the Underwriters to reclaim the selling concession otherwise accruing to an Underwriter or dealer in connection with this offering if the Common Stock originally sold by such Underwriter or dealer is purchased by the Underwriters in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or dealer. The Underwriters have advised the Company that such transactions may be affected on the Nasdaq Stock Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS


     The validity of the Common Stock offered hereby will be passed upon for the Company by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Orrick, Herrington & Sutcliffe LLP, San Francisco, California.


                                    EXPERTS

     The balance sheet of Star Buffet, Inc. as of July 28, 1997 has been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The combined balance sheets of HTB Restaurants, Inc. as of December 18, 1995 (Predecessor Company) and January 27, 1997 (Successor Company), and the related combined statements of earnings and retained earnings and cash flows for the 52-week periods ended December 19, 1994 and December 18, 1995 and the 30-week period ended July 15, 1996 (Predecessor Company) and the 28-week period ended January 27, 1997 (Successor Company), have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The statement of earnings of Casa Bonita Restaurants (a division of Casa Bonita Incorporated) for the nine months ended September 30, 1996 has been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The balance sheets of North's Restaurants (a division of North's Restaurants, Inc.) as of June 30, 1995 and 1996 and December 31, 1996 and the related statements of operations and division's equity and cash flows for each of the years in the three-year period ended June 30, 1996 and for the six months ended December 31, 1996, have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     A Registration Statement on Form S-1, including amendments thereto, relating to the Common Stock offered hereby has been filed by the Company with the Securities and Exchange Commission (the "Commission"). This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement and exhibits. A copy of the Registration Statement may be inspected by anyone without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Avenue, Suite 1400, Chicago, Illinois 60661. Copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and its public reference facilities in New York, New York and Chicago, Illinois, upon the payment of the prescribed fees. The Registration Statement is also available through the Commission's Website on the World Wide Web at the following address: http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
STAR BUFFET, INC.
  Independent Auditors' Report.........................................................   F-2
  Balance Sheet as of July 28, 1997....................................................   F-3
  Note to Balance Sheet................................................................   F-4

HTB RESTAURANTS, INC.
  Independent Auditors' Report.........................................................   F-5
  Combined Balance Sheets as of December 18, 1995 (Predecessor Company), January 27,
     1997 (Successor Company) and May 19, 1997 (unaudited).............................   F-6
  Combined Statements of Earnings and Retained Earnings for the 52 Weeks Ended December
     19, 1994 and December 18, 1995, the 30 Weeks Ended July 15, 1996 (Predecessor
     Company) and the 28 Weeks Ended January 27, 1997 (Successor Company) and the 16
     Weeks Ended May 20, 1996 and May 19, 1997 (unaudited).............................   F-7
  Combined Statements of Cash Flows for the 52 Weeks Ended December 19, 1994 and
     December 18, 1995, the 30 Weeks Ended July 15, 1996 (Predecessor Company) and the
     28 Weeks Ended January 27, 1997 (Successor Company) and the 16 Weeks Ended May 20,
     1996 and May 19, 1997 (unaudited).................................................   F-8
  Notes to Combined Financial Statements...............................................   F-9

CASA BONITA RESTAURANTS
  Independent Auditors' Report.........................................................  F-16
  Statement of Earnings for the Nine Months Ended September 30, 1996...................  F-17
  Notes to Financial Statement.........................................................  F-18

NORTH'S RESTAURANTS
  Independent Auditors' Report.........................................................  F-21
  Balance Sheets as of June 30, 1995 and 1996, December 31, 1996 and March 31, 1997
     (unaudited).......................................................................  F-22
  Statements of Operations and Division's Equity for Each of the Years in the
     Three-year Period Ended June 30, 1996 and for the Six Months Ended December 31,
     1996 and for the Three Months Ended March 31, 1997 (unaudited)....................  F-23
  Statements of Cash Flows for Each of the Years in the Three-year Period Ended June
     30, 1996 and for the Six Months Ended December 31, 1996 and for the Three Months
     Ended March 31, 1997 (unaudited)..................................................  F-24
  Notes to Financial Statements........................................................  F-25

                          INDEPENDENT AUDITORS' REPORT

The Stockholder and Board of Directors
Star Buffet, Inc.:


     We have audited the accompanying balance sheet of Star Buffet, Inc. (a wholly-owned subsidiary of CKE Restaurants, Inc.) as of July 28, 1997. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.


     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit of a balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet. An audit of a balance sheet also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Star Buffet, Inc. at July 28, 1997, in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Orange County, California
July 28, 1997

                               STAR BUFFET, INC.

              (A WHOLLY-OWNED SUBSIDIARY OF CKE RESTAURANTS, INC.)


                                 BALANCE SHEET
                                 JULY 28, 1997

                                     ASSETS


Total assets......................................................................  $     --
                                                                                    ========
                            LIABILITIES AND STOCKHOLDER'S EQUITY

Total liabilities.................................................................  $     --
                                                                                    --------
Stockholder's Equity
  Preferred Stock, $0.001 par value; 1,500,000 shares authorized; no shares issued
     or outstanding...............................................................        --
  Common Stock, $0.001 par value; 18,500,000 shares authorized; no shares issued
     or outstanding...............................................................        --
  Additional paid-in capital......................................................        --
  Common stock subscribed (2,600,000 shares)......................................    26,000
  Less stock subscription receivable..............................................   (26,000)
                                                                                    --------
Total liabilities and stockholder's equity........................................  $     --
                                                                                    ========


                    See accompanying note to balance sheet.

                               STAR BUFFET, INC.

              (A WHOLLY-OWNED SUBSIDIARY OF CKE RESTAURANTS, INC.)


                             NOTE TO BALANCE SHEET

                                 JULY 28, 1997

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Description of Business


     Star Buffet, Inc. (the Company) was incorporated in the State of Delaware on July 28, 1997 as a wholly-owned subsidiary of CKE Restaurants, Inc. ("CKE"). The Company has filed a Registration Statement with the Securities and Exchange Commission with respect to an initial public offering of 2,500,000 shares of common stock, of which 1,900,000 shares of common stock are to be sold by the Company.



     Prior to the completion of such offering, CKE will contribute to the Company all of the issued and outstanding shares of capital stock of Summit Family Restaurants Inc. ("Summit") in exchange for 2,600,000 shares of common stock of the Company (the "Summit Exchange"). Summit is the parent corporation of HTB Restaurants, Inc. ("HTB"), which operates 16 HomeTown Buffet restaurants as a franchisee of HomeTown Buffet, Inc. Summit was acquired by CKE in July 1996, at which time it was the owner, operator and franchisor of 101 JB's Restaurants and the owner and operator of six Galaxy Diner restaurants. Prior to the Summit Exchange, Summit will sell substantially all of its net assets, including its JB's Restaurant system and Galaxy Diner restaurants, but excluding the shares of capital stock of HTB owned by Summit, to JB's Restaurants, Inc., a newly formed subsidiary of CKE ("JB's"), in exchange for a promissory note in a principal amount equal to CKE's net book value of those assets as of the date of sale (the "JB's Note"). JB's will continue to operate the JB's Restaurants and related franchise system and the Galaxy Diner restaurants and assume all of Summit's liabilities, other than liabilities incurred which specifically relate to the restaurant operations of HTB and the two Casa Bonita restaurants. Immediately following completion of such sale, and prior to the Summit Exchange, Summit will assign the JB's Note and its rights to payment thereunder to CKE as a dividend. In addition, prior to the Summit Exchange, Taco Bueno, Inc., an indirect wholly-owned subsidiary of CKE formerly known as Casa Bonita Incorporated ("Taco Bueno"), will sell substantially all of the net assets relating to its two Casa Bonita restaurants to Summit in exchange for a promissory note with a principal amount equal to CKE's net book value of those assets as of the date of sale. Summit will continue to operate the Casa Bonita restaurants and will assume all of Taco Bueno's liabilities relating to those restaurant operations.


  Fiscal Year

     The Company will utilize a 52- or 53-week accounting period which ends on the last Monday of January each year.

                          INDEPENDENT AUDITORS' REPORT

The Stockholder and Board of Directors
HTB Restaurants, Inc.:


     We have audited the accompanying combined balance sheets of HTB Restaurants, Inc. (a wholly-owned subsidiary of Summit Family Restaurants Inc.) as of December 18, 1995 (Predecessor Company) and January 27, 1997 (Successor Company) and the related combined statements of earnings and retained earnings and cash flows for the 52-week periods ended December 19, 1994 and December 18, 1995 and the 30-week period ended July 15, 1996 (Predecessor Company) and the 28-week period ended January 27, 1997 (Successor Company). These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of HTB Restaurants, Inc. as of December 18, 1995 (Predecessor Company) and January 27, 1997 (Successor Company) and the results of its operations and its cash flows for the 52-week periods ended December 19, 1994 and December 18, 1995 and the 30-week period ended July 15, 1996 (Predecessor Company) and the 28-week period ended January 27, 1997 (Successor Company) in conformity with generally accepted accounting principles.

     As discussed in note 1 to the combined financial statements, effective July 15, 1996, CKE Restaurants, Inc. acquired all of the outstanding common stock of Summit Family Restaurants Inc. in a business combination accounted for as a purchase. As a result of the acquisition, the combined financial information for the period after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.

                                          KPMG PEAT MARWICK LLP

Orange County, California
July 22, 1997, except as to

note 9 which is as

of July 28, 1997

                             HTB RESTAURANTS, INC.

         (A WHOLLY-OWNED SUBSIDIARY OF SUMMIT FAMILY RESTAURANTS INC.)


                            COMBINED BALANCE SHEETS

                                     ASSETS


                                                       PREDECESSOR     SUCCESSOR                   PRO FORMA
                                                         COMPANY        COMPANY      SUCCESSOR     SUCCESSOR
                                                       ------------   -----------     COMPANY       COMPANY
                                                       DECEMBER 18,   JANUARY 27,   -----------   -----------
                                                           1995          1997         MAY 19,       MAY 19,
                                                       ------------   -----------      1997          1997
                                                                                    -----------   -----------
                                                                                    (UNAUDITED)   (UNAUDITED)
                                                                                                   (NOTE 8)
Current assets:
  Cash...............................................  $    117,000   $   353,000   $   405,000
  Short-term investments.............................            --       180,000       180,000
  Trade receivables..................................        39,000        71,000       206,000
  Inventories........................................       242,000       383,000       384,000
  Prepaid expenses...................................       139,000        84,000        20,000
  Deferred taxes, net (note 4).......................        78,000       193,000       118,000
                                                        -----------   -----------   -----------
          Total current assets.......................       615,000     1,264,000     1,313,000
                                                        -----------   -----------   -----------
Property and equipment, at cost, less accumulated
  depreciation and amortization (note 2).............    12,617,000    12,430,000    13,260,000
                                                        -----------   -----------   -----------
Real property and equipment under capitalized leases,
  at cost, less accumulated amortization (notes 2 and
  3).................................................     2,304,000     2,396,000     2,297,000
                                                        -----------   -----------   -----------
Deposits and other assets............................       280,000       375,000         8,000
                                                        -----------   -----------   -----------
Intangible assets, at cost, less accumulated
  amortization:
  Franchise fees.....................................       356,000       318,000       311,000
  Equipment lease acquisition costs..................        93,000            --            --
                                                        -----------   -----------   -----------
          Total intangible assets....................       449,000       318,000       311,000
Deferred taxes, net (note 4).........................        18,000            --            --
                                                        -----------   -----------   -----------
                                                       $ 16,283,000   $16,783,000   $17,189,000
                                                        ===========   ===========   ===========
                                    LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Accounts payable -- trade (note 6).................  $  2,229,000   $ 2,226,000   $ 2,200,000
  Accrued liabilities (note 6):
     Payroll and related taxes.......................       667,000     1,207,000     1,069,000
     Sales and property taxes........................       371,000       632,000       510,000
     Rent, insurance and other.......................        60,000       367,000       450,000
  Current maturities of capital lease obligations
     (note 3)........................................       198,000       239,000       239,000
                                                        -----------   -----------   -----------
          Total current liabilities..................     3,525,000     4,671,000     4,468,000
                                                        -----------   -----------   -----------
Long-term debt, net of current maturities:
  Capital lease obligations (note 3).................     2,276,000     2,370,000     2,295,000
  Intercompany payable (notes 4 and 6)...............     8,676,000            --            --
                                                        -----------   -----------   -----------
          Total long-term debt.......................    10,952,000     2,370,000     2,295,000
Stockholder's equity (note 8):
  Common stock, $0.01 par value. Authorized 1,000
     shares;
     issued and outstanding 10 shares................             0             0             0   $     8,000
  Additional paid-in capital.........................     1,000,000     9,191,000     9,191,000    10,418,000
  Retained earnings..................................       806,000       551,000     1,235,000            --
                                                        -----------   -----------   -----------   -----------
          Total stockholder's equity.................     1,806,000     9,742,000    10,426,000    10,426,000
Commitments and contingencies (notes 3 and 7)
Subsequent event (note 9)
                                                        -----------   -----------   -----------
                                                       $ 16,283,000   $16,783,000   $17,189,000
                                                        ===========   ===========   ===========


            See accompanying notes to combined financial statements.

                             HTB RESTAURANTS, INC.

         (A WHOLLY-OWNED SUBSIDIARY OF SUMMIT FAMILY RESTAURANTS INC.)


             COMBINED STATEMENTS OF EARNINGS AND RETAINED EARNINGS


                                                                                         SUCCESSOR
                                                     PREDECESSOR COMPANY                  COMPANY
                                         -------------------------------------------    -----------    PREDECESSOR     SUCCESSOR
                                           52 WEEKS        52 WEEKS       30 WEEKS       28 WEEKS        COMPANY        COMPANY
                                            ENDED           ENDED           ENDED          ENDED       -----------    -----------
                                         DECEMBER 19,    DECEMBER 18,     JULY 15,      JANUARY 27,     16 WEEKS       16 WEEKS
                                             1994            1995           1996           1997           ENDED          ENDED
                                         ------------    ------------    -----------    -----------      MAY 20,        MAY 19,
                                                                                                          1996           1997
                                                                                                       -----------    -----------
                                                                                                       (UNAUDITED)    (UNAUDITED)
Total revenues.........................  $30,871,000     $36,741,000     $23,207,000    $23,632,000    $12,909,000    $16,581,000
                                         -----------     -----------     -----------    -----------    -----------    -----------
Costs and expenses:
  Food costs...........................   11,469,000      13,769,000       8,569,000      8,285,000      4,760,000      5,369,000
  Labor costs..........................    9,089,000      10,878,000       6,810,000      7,514,000      3,740,000      5,169,000
  Occupancy and other expenses.........    6,769,000       8,954,000       5,030,000      5,173,000      2,727,000      3,343,000
  General and administrative
    expenses...........................    1,762,000       1,666,000       1,193,000        621,000        707,000        367,000
  Depreciation and amortization........      821,000       1,232,000         914,000        988,000        480,000        623,000
                                         -----------     -----------     -----------    -----------    -----------    -----------
        Total costs and expenses.......   29,910,000      36,499,000      22,516,000     22,581,000     12,414,000     14,871,000
                                         -----------     -----------     -----------    -----------    -----------    -----------
Income from operations.................      961,000         242,000         691,000      1,051,000        495,000      1,710,000
Interest expense (notes 2 and 3).......      203,000         192,000         145,000        106,000         84,000         62,000
                                         -----------     -----------     -----------    -----------    -----------    -----------
Income before income taxes.............      758,000          50,000         546,000        945,000        411,000      1,648,000
Income tax expense (note 4)............      301,000          22,000         216,000        394,000        165,000        659,000
                                         -----------     -----------     -----------    -----------    -----------    -----------
Net income.............................      457,000          28,000         330,000        551,000    $   246,000        989,000
                                                                                                       ===========
Retained earnings at beginning of
  period...............................      321,000         778,000         806,000             --                       551,000
Distributions to parent and
  affiliates...........................           --              --              --             --                      (305,000)
                                         -----------     -----------     -----------    -----------                   -----------
Retained earnings at end of period.....  $   778,000     $   806,000     $ 1,136,000    $   551,000                   $ 1,235,000
                                         ===========     ===========     ===========    ===========                   ===========


            See accompanying notes to combined financial statements.

                             HTB RESTAURANTS, INC.

         (A WHOLLY-OWNED SUBSIDIARY OF SUMMIT FAMILY RESTAURANTS INC.)


                       COMBINED STATEMENTS OF CASH FLOWS


                                                                                         SUCCESSOR     PREDECESSOR     SUCCESSOR
                                                      PREDECESSOR COMPANY                 COMPANY        COMPANY        COMPANY
                                           -----------------------------------------    -----------    -----------    -----------
                                             52 WEEKS        52 WEEKS      30 WEEKS      28 WEEKS       16 WEEKS       16 WEEKS
                                              ENDED           ENDED          ENDED         ENDED          ENDED          ENDED
                                           DECEMBER 19,    DECEMBER 18,    JULY 15,     JANUARY 27,      MAY 20,        MAY 19,
                                               1994            1995          1996          1997           1996           1997
                                           ------------    ------------    ---------    -----------    -----------    -----------
                                                                                                       (UNAUDITED)    (UNAUDITED)
Cash flows from operating activities:
  Net income.............................. $   457,000     $    28,000     $ 330,000    $   551,000    $   246,000    $   989,000

  Adjustments to reconcile net income to
    net cash provided by operating
    activities:
    Depreciation and amortization.........     821,000       1,232,000       914,000        988,000        480,000        623,000
    Loss on disposal of assets............      84,000         100,000            --             --             --             --
    Change in operating assets and
      liabilities:
      Receivables.........................     238,000         (22,000)       21,000       (114,000)        23,000       (135,000)
      Inventories.........................     (90,000)        (48,000)       39,000         (5,000)         4,000         (1,000)
      Prepaid expenses and other assets...    (153,000)        138,000      (202,000)       178,000             --         64,000
      Deferred tax assets.................      63,000        (136,000)      (78,000)       100,000             --         75,000
      Accounts payable....................     896,000         183,000      (280,000)       273,000        459,000        (26,000)
      Accrued liabilities.................     400,000         123,000        72,000         27,000        (15,000)      (177,000)
                                           ------------    ------------     --------    ------------   ------------   ------------
        Net cash provided by operating
          activities......................   2,716,000       1,598,000       816,000      1,998,000      1,197,000      1,412,000
                                           ------------    ------------     --------    ------------   ------------   ------------

Cash flows from investing activities:
  Acquisition of intangible assets........    (155,000)       (125,000)           --             --             --             --
  Acquisition of property and equipment...  (6,057,000)     (3,527,000)      (68,000)      (103,000)       (28,000)      (980,000)
  Purchases of short-term investments.....          --              --            --       (180,000)            --             --
                                           ------------    ------------     --------    ------------   ------------   ------------
        Net cash used in investing
          activities......................  (6,212,000)     (3,652,000)      (68,000)      (283,000)       (28,000)      (980,000)
                                           ------------    ------------     --------    ------------   ------------   ------------

Cash flows from financing activities:
  Net activity with parent and
    affiliates............................   2,512,000       1,998,000      (546,000)    (1,326,000)      (781,000)      (305,000)
  Proceeds from sales of assets...........   1,140,000              --            --             --             --             --
  Principal payments on capital leases....     (24,000)        (46,000)     (110,000)      (245,000)      (381,000)       (75,000)
                                           ------------    ------------     --------    ------------   ------------   ------------
        Net cash provided by (used in)
          financing activities............   3,628,000       1,952,000      (656,000)    (1,571,000)    (1,162,000)      (380,000)
                                           ------------    ------------     --------    ------------   ------------   ------------
        Net increase (decrease) in cash...     132,000        (102,000)       92,000        144,000          7,000         52,000
Cash at beginning of period...............      87,000         219,000       117,000        209,000        117,000        353,000
                                           ------------    ------------     --------    ------------   ------------   ------------
Cash at end of period..................... $   219,000     $   117,000     $ 209,000    $   353,000    $   124,000    $   405,000
                                           ============    ============     ========    ============   ============   ============
Supplemental disclosures of cash flow
  information -- cash paid for interest... $   203,000     $   192,000     $ 145,000    $   110,000    $    84,000    $    62,000
                                           ============    ============     ========    ============   ============   ============


     Supplemental disclosure of noncash financing and investing activities: A capital lease obligation of $677,000 was incurred in 1995 when the Company entered into a lease for restaurant equipment.

            See accompanying notes to combined financial statements.

                             HTB RESTAURANTS, INC.

         (A WHOLLY-OWNED SUBSIDIARY OF SUMMIT FAMILY RESTAURANTS INC.)


                     NOTES TO COMBINED FINANCIAL STATEMENTS
                  DECEMBER 18, 1995 (PREDECESSOR COMPANY) AND
                      JANUARY 27, 1997 (SUCCESSOR COMPANY)

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The following significant accounting policies are followed by HTB Restaurants, Inc. (the Company) in preparing and presenting its combined financial statements.

ORGANIZATION AND NATURE OF OPERATIONS


     The Predecessor Company has been a wholly-owned subsidiary of Summit Family Restaurants Inc. (Summit) since October 9, 1991. The Predecessor Company operated 16 buffet style restaurants in five western states as a franchisee of HomeTown Buffet, Inc.


     On July 15, 1996, CKE Restaurants, Inc. (CKE) acquired the outstanding common stock of Summit in a business combination accounted for as a purchase. On October 1, 1996, CKE acquired the outstanding Common Stock of Casa Bonita Incorporated (CBI). CBI operated approximately 110 restaurants primarily located in Texas and Oklahoma, including two casual dining Mexican-themed restaurants located in Denver, Colorado and Tulsa, Oklahoma (the Casa Bonita Restaurants). This transaction was accounted for as a purchase.


     As a result of these acquisitions and the subsequent transaction described in note 9, the financial information of the Company (the Successor Company) combines the results of operations for the Company's 16 buffet restaurants from July 16, 1996 and the results of the Casa Bonita Restaurants from October 1, 1996. Additionally, the financial information for periods after the acquisition is presented on a different cost basis than that for the periods before the acquisition (Predecessor Company) and, therefore, is not comparable.


     The Predecessor Company financial statements are based on the historical cost basis of the Company. The Successor Company financial statements reflect push down accounting based on allocations by CKE.

FISCAL YEAR

     The Successor Company utilizes a fiscal year which ends on the last Monday in January; the period ended January 27, 1997 contains 28 weeks.

     The Predecessor Company utilized a 52/53-week fiscal year which ends in December. The fiscal years ended December 19, 1994 and December 18, 1995 contained 52 weeks. The period ended July 15, 1996 contained 30 weeks.

SHORT-TERM INVESTMENTS

     Short-term investments in the accompanying combined balance sheet (consisting primarily of certificates of deposits, with original maturities of greater than three months) are held-to-maturity securities and, accordingly, have been stated at cost.

INVENTORIES

     Inventories consist of food, beverages and restaurant supplies and are valued at cost, determined by the first-in, first-out method.

PROPERTY AND EQUIPMENT

     Property and equipment and real property under capitalized leases are carried at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over

                             HTB RESTAURANTS, INC.

         (A WHOLLY-OWNED SUBSIDIARY OF SUMMIT FAMILY RESTAURANTS INC.)


               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                  DECEMBER 18, 1995 (PREDECESSOR COMPANY) AND
                      JANUARY 27, 1997 (SUCCESSOR COMPANY)

the following useful lives: buildings and leasehold improvements -- lesser of lease life or 20 years; furniture, fixtures and equipment -- five to eight years; capitalized leases -- lesser of lease life or 20 years. Lease renewal option periods are included in determining leasehold improvement useful lives when, in management's opinion, such renewal options will be exercised.

     Repairs and maintenance are charged to operations as incurred. Remodeling costs are generally capitalized.

INTANGIBLE ASSETS

     Franchise fees are amortized using the straight-line method over the remaining terms of the franchise agreements, which range from nine to 17 years. Lease acquisition costs are amortized using the straight-line method over the respective lease terms.

     Accumulated amortization of these intangible assets totaled $77,000 at December 18, 1995 (Predecessor Company) and $128,000 at January 27, 1997 (Successor Company).

PRE-OPENING COSTS

     Pre-opening costs, which represent expenses incurred for hiring and training personnel relating to new restaurants and expenses for promotion of new store openings, are capitalized and amortized over the restaurant's first year of operation.

FRANCHISE EXPENSES

     Royalty costs and all other franchise costs are charged to operations as incurred.

GENERAL AND ADMINISTRATIVE EXPENSES


     General and administrative expenses include certain expenses directly related to the Company and other corporate overhead. Allocations of expenses are made by Summit (and subsequent to July 15, 1996 by Summit and CKE) for certain corporate services and overhead incurred on behalf of the Company. Total corporate allocations included in general and administrative expenses in the accompanying combined statements of earnings amounted to approximately $912,000, $951,000, $808,000 and $253,000 for the years ended December 19, 1994 and
December 18, 1995 and the period ended July 15, 1996 (Predecessor Company) and the period ended January 27, 1997 (Successor Company), respectively. These allocations were based on, among other things, percentage of revenues, number of stores, number of employees or the amount of capital expenditures in relation to the total of the respective amounts of Summit on a combined basis. Included in the allocation for the period ended January 27, 1997 is $15,000 of general and administrative expenses relating to the two Casa Bonita Restaurants. This allocation was based upon the number of restaurants in the CBI chain. Allocations are made on a basis that management of the Company believes to be reasonable; however, such allocations are not necessarily indicative of the expenses which might have been incurred by the Company had they operated on a stand-alone basis.


INCOME TAXES

     The Company accounts for income taxes using the asset and liability method of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under this method, income tax assets and liabilities are recognized using enacted tax rates for the expected future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and

                             HTB RESTAURANTS, INC.

         (A WHOLLY-OWNED SUBSIDIARY OF SUMMIT FAMILY RESTAURANTS INC.)


               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                  DECEMBER 18, 1995 (PREDECESSOR COMPANY) AND
                      JANUARY 27, 1997 (SUCCESSOR COMPANY)

their respective tax bases. A change in tax rates is recognized in income in the period that includes the enactment date.

     The Company files a consolidated income tax return with Summit; accordingly, many of the tax assets or liabilities may be utilized or paid by its parent based upon the consolidated income tax return. In accordance with the tax allocation policy, current income taxes calculated by a subsidiary on an "as if" filing separately basis and subsidiary tax benefits utilized (including certain prior year benefits) by the consolidated group are recorded as amounts due to or from parent.

ADVERTISING EXPENSES

     Advertising costs are charged to operations as incurred.

USE OF ESTIMATES

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these combined financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(2) PROPERTY AND EQUIPMENT AND REAL PROPERTY UNDER CAPITALIZED LEASES

     The components of property and equipment and real property under capitalized leases are as follows:

                                                                PREDECESSOR       SUCCESSOR
                                                                  COMPANY          COMPANY
                                                                ------------     -----------
                                                                DECEMBER 18,     JANUARY 27,
                                                                    1995            1997
                                                                ------------     -----------
    Property and equipment:
      Buildings and leasehold improvements....................  $ 10,444,000     $10,255,000
      Furniture, fixtures and equipment.......................     4,446,000       3,012,000
                                                                ------------     -----------
                                                                  14,890,000      13,267,000
      Less accumulated depreciation and amortization..........    (2,273,000)       (837,000)
                                                                ------------     -----------
                                                                $ 12,617,000     $12,430,000
                                                                ============     ===========
      Real property and equipment under capitalized leases....  $  2,566,000     $ 2,547,000
      Less accumulated amortization...........................      (262,000)       (151,000)
                                                                ------------     -----------
                                                                $  2,304,000     $ 2,396,000
                                                                ============     ===========

(3) LEASES

     The Company occupies certain restaurants under long-term leases expiring at various dates through 2014. Most restaurant leases have renewal options for terms of 5 to 20 years, and substantially all require the payment of real estate taxes and insurance. Certain leases require for rent to be the greater of a stipulated minimum rent or a specified percentage of sales.

     Rent expense for the years ended December 19, 1994, December 18, 1995, the period ended July 15, 1996 (Predecessor Company) and the period ended January 27, 1997 (Successor Company) was approximately $2,477,000, $3,316,000, $1,617,000 and $1,345,000, respectively. Contingent rentals, measured as a percentage of sales, included in rent expense for the years ended December 19, 1994, December 18, 1995, the

                             HTB RESTAURANTS, INC.

         (A WHOLLY-OWNED SUBSIDIARY OF SUMMIT FAMILY RESTAURANTS INC.)


               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                  DECEMBER 18, 1995 (PREDECESSOR COMPANY) AND
                      JANUARY 27, 1997 (SUCCESSOR COMPANY)

period ended July 15, 1996 (Predecessor Company) and the period ended January 27, 1997 (Successor Company) was approximately $99,000, $46,000, $28,000 and $55,000, respectively.

     Future minimum payments on noncancelable leases as of January 27, 1997 (Successor Company), exclusive of taxes, insurance and percentage rentals are as follows:

                                                                                       FURNITURE,
                                                                                        FIXTURES
                                                                                          AND
                                                              REAL PROPERTY            EQUIPMENT
                                                        --------------------------     ----------
                   TYPE OF PROPERTY                      CAPITAL        OPERATING      OPERATING
- ------------------------------------------------------  ----------     -----------     ----------
Fiscal year ended January 31:
  1998................................................  $  439,000     $ 2,021,000     $  942,000
  1999................................................     439,000       2,052,000        942,000
  2000................................................     405,000       2,103,000        467,000
  2001................................................     235,000       2,083,000         39,000
  2002................................................     235,000       2,017,000             --
  Thereafter..........................................   2,518,000      18,379,000             --
                                                        ----------     -----------     ----------
          Total minimum lease payments................   4,271,000     $28,655,000     $2,390,000
                                                                       ===========     ==========
                                                        ----------
  Less amount representing interest...................  (1,662,000)
                                                        ----------
          Present value of minimum lease payments.....   2,609,000
  Less current portion................................    (239,000)
                                                        ----------
          Capital lease obligations, excluding current
            portion...................................  $2,370,000
                                                        ==========

(4) INCOME TAXES

     Components of income tax expense are as follows:

                   PREDECESSOR COMPANY                      CURRENT      DEFERRED       TOTAL
- ----------------------------------------------------------  --------     ---------     --------
Year ended December 19, 1994:
  Federal.................................................  $189,000     $  50,000     $239,000
  State...................................................    49,000        13,000       62,000
                                                            --------        ------      -------
                                                            $238,000     $  63,000     $301,000
                                                            ========        ======      =======
Year ended December 18, 1995:
  Federal.................................................  $132,000     $(115,000)    $ 17,000
  State...................................................    26,000       (21,000)       5,000
                                                            --------     ---------     --------
                                                            $158,000     $(136,000)    $ 22,000
                                                            ========     =========     ========

                                                            CURRENT      DEFERRED       TOTAL
                                                            --------     ---------     --------
Period ended July 15, 1996:
  Federal.................................................  $226,000     $ (55,000)    $171,000
  State...................................................    68,000       (23,000)      45,000
                                                            --------     ---------     --------
                                                            $294,000     $ (78,000)    $216,000
                                                            ========     =========     ========

                             HTB RESTAURANTS, INC.

         (A WHOLLY-OWNED SUBSIDIARY OF SUMMIT FAMILY RESTAURANTS INC.)


               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                  DECEMBER 18, 1995 (PREDECESSOR COMPANY) AND
                      JANUARY 27, 1997 (SUCCESSOR COMPANY)

                    SUCCESSOR COMPANY                       CURRENT      DEFERRED       TOTAL
- ----------------------------------------------------------  --------     ---------     --------
Period ended January 27, 1997:
  Federal.................................................  $435,000     $(113,000)    $322,000
  State...................................................    56,000        16,000       72,000
                                                            --------     ---------     --------
                                                            $491,000     $ (97,000)    $394,000
                                                            ========     =========     ========

     A reconciliation of "expected" income tax expense computed at the U.S. Federal rate of 34% to actual income tax expense follows:

                                                                                              SUCCESSOR
                                                                                               COMPANY
                                                       PREDECESSOR COMPANY                   ------------
                                          ----------------------------------------------        PERIOD
                                           YEAR ENDED       YEAR ENDED      PERIOD ENDED        ENDED
                                          DECEMBER 19,     DECEMBER 18,       JULY 15,       JANUARY 27,
                                              1994             1995             1996             1997
                                          ------------     ------------     ------------     ------------
Computed "expected" income tax
  expense...............................    $258,000         $ 17,000         $186,000         $321,000
State income taxes, net of Federal
  benefit...............................      41,000            3,000           29,000           50,000
Other...................................       2,000            2,000            1,000           23,000
                                            --------          -------         --------         --------
Actual income tax expense...............    $301,000         $ 22,000         $216,000         $394,000
                                            ========          =======         ========         ========

     The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 18, 1995 (Predecessor Company) and January 27, 1997 (Successor Company) is as follows:

                                                              PREDECESSOR       SUCCESSOR
                                                                COMPANY          COMPANY
                                                              ------------     -----------
                                                              DECEMBER 18,     JANUARY 27,
                                                                  1995            1997
                                                              ------------     -----------
        Deferred tax assets:
          Accrued liabilities...............................    $ 78,000        $  65,000
          Building and equipment, depreciation..............      20,000          128,000
          Credit carryforwards..............................      34,000               --
                                                                --------         --------
                  Total deferred tax assets.................     132,000          193,000
          Less valuation allowance..........................          --               --
                                                                --------         --------
                  Net deferred tax assets...................     132,000          193,000
        Deferred tax liabilities............................      36,000               --
                                                                --------         --------
                  Net deferred tax assets...................    $ 96,000        $ 193,000
                                                                ========         ========

     While there can be no assurance that the Company will generate any earnings or any specific level of earnings in future years, management believes it is more likely than not that the Company will realize the majority of the benefit of the existing net deferred tax assets at January 27, 1997, based on the Company's current, historical and future pretax earnings.

(5) EMPLOYEE BENEFIT PLANS

     Eligible employees participated in the following Summit employee benefit plans until July 15, 1996 (Predecessor Company). Subsequent to July 15, 1996 (Successor Company), eligible employees of the Company may participate in the employee benefit and retirement plans of CKE.

                             HTB RESTAURANTS, INC.

         (A WHOLLY-OWNED SUBSIDIARY OF SUMMIT FAMILY RESTAURANTS INC.)


               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                  DECEMBER 18, 1995 (PREDECESSOR COMPANY) AND
                      JANUARY 27, 1997 (SUCCESSOR COMPANY)

EMPLOYEE STOCK OWNERSHIP PLAN

     Employees participated in Summit's employee stock ownership plan where the Company contributed funds authorized by the Board of Directors of Summit. The plan could purchase shares of Summit's common stock as directed by the Board of Directors. All employees who had one year of service and were over 21 participated in the plan. Participant vesting began after the third year of participation in the plan at 20% per year. Funds contributed to the plan were used to retire debt previously incurred, to pay participants who were entitled to benefits under the plan and to purchase shares of Summit's common stock. Allocated shares within the plan were 92,737 at December 18, 1995 (Predecessor Company). Contributions to the employee stock ownership plan totaled $85,000 for the year ended December 19, 1994 (Predecessor Company). There were no contributions made during the year ended December 18, 1995 (Predecessor Company) and the period ended July 15, 1996 (Predecessor Company). Subsequent to the acquisition of Summit by CKE, Summit commenced actions to terminate this plan.

STOCK OPTION PLANS

     Employees and directors participated in Summit's stock option plans to purchase Summit's common stock were granted at the fair market value at the date of grant. Under the plans, options were for a term of not more than ten years. Incentive stock options granted to employees through April 7, 1994, become exercisable over a four-year period. Incentive stock options granted after April 7, 1994 become exercisable over a five-year period.

     CKE Restaurants, Inc. assumed the options outstanding under Summit's existing stock option plans. Options under these Summit plans became fully vested on July 15, 1996 (Predecessor Company). No further shares may be granted under these plans.

EXECUTIVE LONG-TERM STOCK AWARD PLAN

     Summit had an Executive Stock Award Plan (the Plan) adopted in September 1992 by the Board of Directors and approved in February 1993 by Summit's shareholders. There were 100,000 shares authorized under the Plan to be awarded to key employees of Summit and the Company based on the achievement of certain performance objectives established by the Compensation Committee of the Board of Directors. No shares were awarded under this Plan for the years ended December 19, 1994, December 18, 1995 and the period ended July 15, 1996 (Predecessor Company). This Plan was terminated upon the acquisition of Summit by CKE.

401(K) PLAN

     The Company has a 401(k) plan covering all employees who attained age 21 and completed one year of service. The plan allows participants to allocate up to 10% of their annual compensation before taxes for investment in several investment alternatives. The Company provided contributions of $24,000 and $26,000 during the years ended December 19, 1994 and December 18, 1995 (Predecessor Company), respectively. No contributions were made during the period ended July 15, 1996 (Predecessor Company) or the period ended January 27, 1997 (Successor Company).

(6) RELATED PARTY TRANSACTIONS

     The Company participated in the cash management system of Summit through July 15, 1996 (Predecessor Company). The intercompany amounts to and from Summit are non-interest bearing.

                             HTB RESTAURANTS, INC.

         (A WHOLLY-OWNED SUBSIDIARY OF SUMMIT FAMILY RESTAURANTS INC.)


               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                  DECEMBER 18, 1995 (PREDECESSOR COMPANY) AND
                      JANUARY 27, 1997 (SUCCESSOR COMPANY)

     Subsequent to July 15, 1996 (Successor Company) the Company participated in the cash management systems of CKE and Summit. Certain amounts relating to the Casa Bonita Restaurants are allocated by CBI. Accounts payable -- trade and accrued liabilities aggregating $337,000 and $839,000, respectively, have been allocated by CBI to the Casa Bonita Restaurants and are included in the accompanying January 27, 1997 combined balance sheet. These allocations are based on a percentage of revenues in the CBI chain.

(7) COMMITMENTS AND CONTINGENCIES

     The Company is engaged in ordinary and routine litigation incidental to its business. Management does not anticipate that any resolution will require payments that will have a material effect on the Company's combined statement of operations or financial position or liquidity.


(8) UNAUDITED PRO FORMA FINANCIAL INFORMATION



     The accompanying unaudited pro forma financial information is included for purposes of additional analysis and is prepared in accordance with Staff Accounting Bulletin 1:B.3. The pro forma information reflects the equity section after giving effect to the payment of a special dividend payable to CKE in the amount of $7,885,000; a $495,000 payment to CKE for the net assets of two Casa Bonita restaurants and issuance of a sufficient number of shares of common stock, at an assumed offering price of $11.00 per share, to fund these payments.



(9) SUBSEQUENT EVENT


     On July 28, 1997, CKE formed Star Buffet, Inc. as an indirect wholly-owned subsidiary to acquire the outstanding shares of capital stock of Summit and the Casa Bonita restaurants.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Casa Bonita Incorporated:

     We have audited the accompanying statement of earnings of Casa Bonita Restaurants (a division of Casa Bonita Incorporated) for the nine months ended September 30, 1996. This financial statement is the responsibility of the Division's management. Our responsibility is to express an opinion on this financial statement based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statement referred to above presents fairly, in all material respects, the results of operations of Casa Bonita Restaurants for the nine months ended September 30, 1996 in conformity with generally accepted accounting principles.

                                                           KPMG Peat Marwick LLP

Orange County, California
February 14, 1997

                            CASA BONITA RESTAURANTS
                    (A DIVISION OF CASA BONITA INCORPORATED)

                             STATEMENT OF EARNINGS
                      NINE MONTHS ENDED SEPTEMBER 30, 1996


Total revenues...................................................................  $8,990,724
                                                                                   ----------
Costs and expenses:
  Food costs.....................................................................   2,144,998
  Labor costs....................................................................   2,913,458
  Occupancy and other expenses...................................................   1,860,411
  General and administrative expenses (notes 2 and 6)............................     335,525
  Depreciation and amortization..................................................     460,411
                                                                                   ----------
          Total costs and expenses...............................................   7,714,803
                                                                                   ----------
Income from operations...........................................................   1,275,921
Other income, net................................................................         779
                                                                                   ----------
Earnings before pro forma income tax provision...................................   1,276,700
Pro forma income tax provision (note 3)..........................................     511,000
                                                                                   ----------
Net earnings.....................................................................  $  765,700
                                                                                   ==========


                 See accompanying notes to financial statement.

                            CASA BONITA RESTAURANTS
                    (A DIVISION OF CASA BONITA INCORPORATED)

                          NOTES TO FINANCIAL STATEMENT
                               SEPTEMBER 30, 1996

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     The accompanying financial statement includes the accounts of Casa Bonita Restaurants (the Division), a division of Casa Bonita Incorporated (CBI). The Division operates two casual dining Mexican themed restaurants located in Denver, Colorado and Tulsa, Oklahoma. The Division has no separate legal status or existence.

     CBI was a subsidiary of Beck Holdings, Inc. (BHI or the Parent -- formerly Casa Bonita Holdings, Inc.), which is wholly owned by Beck Restaurants, Inc. (BRI -- formerly Casa Bonita Restaurants, Inc.). CBI operates approximately 110 restaurants primarily located in Texas and Oklahoma.

     CBI maintains a note payable to the Parent. As the Division is not jointly and severally liable for this debt, no debt or related interest expense has been allocated to the Division for the period presented.

     On October 1, 1996, CBI was sold to CKE Restaurants, Inc. (see note 7).

FISCAL YEAR

     The accompanying financial statement covers the nine months (36 weeks) ended September 30, 1996.

INVENTORIES

     Inventories, consisting mainly of food, beverages and supplies, are stated at the lower of cost (first-in, first-out method) or market.

PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost. Depreciation and amortization is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated useful lives, principally on a straight-line basis for financial reporting purposes, while accelerated methods are used for tax purposes. Leasehold improvements are amortized over the lives of the respective leases or the service lives of the improvements, whichever is shorter. Lease renewal option periods are included in determining leasehold improvement useful lives when, in management's opinion, such renewal options will be exercised.

     Leasehold interests are amortized on a straight-line basis over the remaining life of the leases.

     Repairs and maintenance are charged to operations as incurred. Remodeling costs are generally capitalized.

PRO FORMA INCOME TAXES

     Certain of the assets and liabilities comprising the Division are not stand alone taxable entities. The taxable income from the Division was included in the consolidated Federal tax returns of BRI. For the purposes of the accompanying financial statement, a pro forma income tax provision has been provided at 40% of reported pretax earnings.

ADVERTISING EXPENSES

     The Company expenses advertising production costs and media costs as incurred.

                            CASA BONITA RESTAURANTS
                    (A DIVISION OF CASA BONITA INCORPORATED)

                    NOTES TO FINANCIAL STATEMENT (CONTINUED)
                               SEPTEMBER 30, 1996

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

(2) EMPLOYEE RETIREMENT PLANS

     BHI has a qualified defined contribution retirement plan covering eligible employees of BHI and subsidiaries who have reached the age of 21 and completed one year of service. On April 1, 1990, BHI and subsidiaries adopted a nonqualified defined contribution retirement plan for highly compensated employees as defined. Under these plans, CBI makes discretionary contributions each year. Expense is allocated to the Division in the form of contributions by CBI for these plans. The allocation is based on the level of sales and aggregated approximately $16,000 for the nine months ended September 30, 1996.

(3) PRO FORMA TAXES

     The Division reported income before income tax provision for the nine months ended September 30, 1996. For financial reporting purposes, a pro forma tax provision equal to 40% of reported earnings has been provided in the accompanying statement of earnings.

(4) LEASES

     The Division leases its restaurant facilities under operating leases covering initial periods of five to ten years with renewal options of five to ten years. In addition to fixed lease obligations, the Division pays a percentage of sales for various restaurants and additional costs for property taxes and certain other expenses. A summary of rental expense for these operating leases for the nine months ended September 30, 1996 follows:

                Minimum rentals...................................  $101,000
                Contingent rentals................................    51,000
                                                                    --------
                                                                    $152,000
                                                                    ========

(5) CONTINGENCIES

     CBI is engaged in various legal proceedings and has certain unresolved claims pending. The ultimate liability, if any, for the aggregate amounts claimed cannot be determined at this time. Management of CBI and the Division, based upon consultation with legal counsel, is of the opinion that there are no matters pending or threatened which are expected to have a material adverse effect on the Division's financial condition, results of operations or liquidity.

(6) TRANSACTIONS WITH AFFILIATES

     The Division's corporate administrative functions, including accounting, data processing and other corporate services, were combined with the administrative functions of certain affiliates. The cost of these administrative functions was allocated to divisions or affiliates in proportion to the budgeted net revenues of each division or affiliate, number of units, number of employees or the amount of capital expenditures in relation to the total of the respective amounts on a consolidated basis. Employee retirement plan expense is allocated based on the level of sales. Management believes these allocation methods are reasonable; however,

                            CASA BONITA RESTAURANTS
                    (A DIVISION OF CASA BONITA INCORPORATED)

                    NOTES TO FINANCIAL STATEMENT (CONTINUED)
                               SEPTEMBER 30, 1996

such allocated costs may not necessarily be indicative of the cost of obtaining such services if the Division operated on a stand-alone basis. Included in general and administrative expenses for the nine months ended September 30, 1996 is approximately $287,000 of allocated costs.

(7) SALE OF COMPANY

     On August 27, 1996, BHI entered into a Stock Purchase Agreement (the Agreement) with CKE Restaurants, Inc., an unrelated third party, to sell BHI's interest in CBI, including the Division. The final closing of the sale occurred on October 1, 1996 at which time CKE Restaurants, Inc. paid $42 million cash for BHI's interest in CBI.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Summit Family Restaurants Inc.:

     We have audited the accompanying balance sheets of North's Restaurants (a Division of North's Restaurants, Inc.) as of June 30, 1995 and 1996 and December 31, 1996, and the related statements of operations and division's deficit and cash flows for each of the years in the three-year period ended June 30, 1996 and for the six months ended December 31, 1996. These financial statements are the responsibility of North's Restaurants, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North's Restaurants (a Division of North's Restaurants, Inc.) as of June 30, 1995 and 1996 and December 31, 1996, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 1996 and for the six months ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Portland, Oregon
May 8, 1997, except as to note 8,
  which is as of July 24, 1997

                              NORTH'S RESTAURANTS
                   (A DIVISION OF NORTH'S RESTAURANTS, INC.)

                                 BALANCE SHEETS

                                     ASSETS


                                             JUNE 30,      JUNE 30,     DECEMBER 31,    MARCH 31,
                                               1995          1996           1996           1997
                                            -----------   -----------   ------------   ------------
                                                                                       (UNAUDITED)
Cash and cash equivalents.................  $    36,379   $    40,910   $     38,466   $     35,671
Trade accounts receivable.................       52,728         3,414         11,087          9,793
Inventories...............................       45,431        73,111         68,385         69,473
Preopening costs, net.....................       15,414        33,761             --             --
Other current assets......................           --            --          3,534          3,512
                                            -----------   ------------  ------------   ------------
          Total current assets............      149,952       151,196        121,472        118,449
Property and equipment, net (note 2)......    3,868,699     4,727,210      4,530,228      4,443,228
Other assets..............................       16,146        16,106         16,106         18,051
                                            -----------   ------------  ------------   ------------
                                            $ 4,034,797   $ 4,894,512   $  4,667,806   $  4,579,728
                                            ===========   ============  ============   ============

                                LIABILITIES AND DIVISION'S DEFICIT
Current portion of North's Restaurants,
  Inc. company debt for which Division is
  jointly and severally liable (note 3)...  $   872,016   $ 3,892,082   $ 11,463,301   $ 11,646,084
Accounts payable..........................      433,190       354,557        339,901        353,015
Other accrued expenses....................      231,991       293,205        285,494        306,848
                                            -----------   ------------  ------------   ------------
          Total current liabilities.......    1,537,197     4,539,844     12,088,696     12,305,947
North's Restaurants, Inc. company debt for
  which Division is jointly and severally
  liable, net of debt issuance costs, less
  current portion (note 3)................    7,920,126     8,553,302      1,400,000      1,400,000
                                            -----------   ------------  ------------   ------------
          Total liabilities...............    9,457,323    13,093,146     13,488,696     13,705,947
                                            -----------   ------------  ------------   ------------
Division's deficit:
  Division's equity.......................    3,369,616     4,246,750      4,042,411      3,919,865
  North's Restaurants, Inc. company debt
     for which Division is jointly and
     severally liable, net of debt
     issuance costs (note 3)..............   (8,792,142)  (12,445,384)   (12,863,301)   (13,046,084)
                                            -----------   ------------  ------------   ------------
          Net Division's deficit..........   (5,422,526)   (8,198,634)    (8,820,890)    (9,126,219)
Commitments and contingencies (note 5)
Subsequent event (note 8)
                                            -----------   ------------  ------------   ------------
                                            $ 4,034,797   $ 4,894,512   $  4,667,806   $  4,579,728
                                            ===========   ============  ============   ============


                See accompanying notes to financial statements.

                              NORTH'S RESTAURANTS
                   (A DIVISION OF NORTH'S RESTAURANTS, INC.)

                STATEMENTS OF OPERATIONS AND DIVISION'S DEFICIT


                                                                                   SIX
                                                                                  MONTHS         THREE
                                              YEAR ENDED JUNE 30,                 ENDED         MONTHS
                                    ----------------------------------------   DECEMBER 31,      ENDED
                                       1994          1995           1996           1996        MARCH 31,
                                    -----------   -----------   ------------   ------------      1997
                                                                                              -----------
                                                                                              (UNAUDITED)
Total revenues....................  $ 4,676,004   $ 7,762,322   $ 10,533,999   $  4,843,690   $ 2,303,490
                                    -----------   -----------   ------------   ------------   -----------
Costs and expenses:
  Food costs......................   (1,646,917)   (2,710,982)    (3,792,056)    (1,797,685)     (869,485)
  Labor costs.....................   (1,400,190)   (2,317,741)    (3,203,674)    (1,446,367)     (693,269)
  Occupancy and other expenses....     (811,335)   (1,301,373)    (1,786,573)      (880,150)     (442,249)
  General and administrative
     expenses.....................     (408,406)     (810,362)    (1,022,339)      (393,080)     (246,606)
  Depreciation and amortization...     (198,091)     (346,650)      (613,260)      (265,111)     (110,922)
                                    -----------   -----------   ------------   ------------   -----------
          Total costs and
            expenses..............   (4,464,939)   (7,487,108)   (10,417,902)    (4,782,393)   (2,362,531)
                                    -----------   -----------   ------------   ------------   -----------
Income (loss) from operations.....      211,065       275,214        116,097         61,297       (59,041)
Interest expense..................      (80,251)     (212,842)      (459,407)      (273,188)     (132,268)
                                    -----------   -----------   ------------   ------------   -----------
Income (loss) before income tax
  expense benefit (provision).....      130,814        62,372       (343,310)      (211,891)     (191,309)
Income tax expense benefit
  (provision) (note 4)............      (50,363)      (24,013)       128,558         59,396            --
                                    -----------   -----------   ------------   ------------   -----------
Net income (loss).................       80,451        38,359       (214,752)      (152,495)     (191,309)
Division's deficit at beginning of
  period..........................   (1,537,726)   (2,434,748)    (5,422,526)    (8,198,634)   (8,820,890)
Contributions (distributions).....      (98,026)    2,345,244      1,091,886        (51,844)       68,763
Net additions in North's
  Restaurants, Inc. company debt
  for which Division is jointly
  and severally liable............     (879,447)   (5,371,381)    (3,653,242)      (417,917)     (182,783)
                                    -----------   -----------   ------------   ------------   -----------
Division's deficit at end of
  period..........................  $(2,434,748)  $(5,422,526)  $ (8,198,634)  $ (8,820,890)  $(9,126,219)
                                    ===========   ===========   ============   ============   ===========


                See accompanying notes to financial statements.

                              NORTH'S RESTAURANTS
                   (A DIVISION OF NORTH'S RESTAURANTS, INC.)

                            STATEMENTS OF CASH FLOWS


                                                                                                THREE
                                                                               SIX MONTHS       MONTHS
                                              YEAR ENDED JUNE 30,                 ENDED         ENDED
                                     --------------------------------------   DECEMBER 31,    MARCH 31,
                                       1994         1995           1996           1996           1997
                                     ---------   -----------   ------------   -------------   ----------
                                                                                              (UNAUDITED)
Cash flows from operating
  activities:
  Net income (loss)................  $  80,451   $    38,359   $   (214,752)   $   (152,495)  $ (191,309)
  Adjustments to reconcile net
     income (loss) to net cash
     provided by (used in)
     operating activities:
     Depreciation and
       amortization................    198,091       346,650        613,260         265,111      110,922
     Changes in operating assets
       and liabilities:
       Trade accounts receivable...      1,749       (48,633)        49,314          (7,673)       1,294
       Inventories.................      2,988        (9,265)       (27,680)          4,726       (1,088)
       Preopening costs............    (37,261)      (99,909)      (169,093)         (2,641)          (3)
       Other assets................     42,824        28,379             40          (3,534)      (1,923)
       Accounts payable and accrued
          expenses.................    (65,258)      368,059        (17,419)        (22,367)      34,468
                                     ---------   -----------   ------------     -----------   ----------
          Net cash provided by
            (used in) operations...    223,584       623,640        233,670          81,127      (47,639)
                                     ---------   -----------   ------------     -----------   ----------
Cash flows from investing
  activities:
  Capital expenditures.............   (134,787)   (2,937,638)    (1,321,025)        (31,727)     (23,919)
                                     ---------   -----------   ------------     -----------   ----------
Cash flows from financing
  activities:
  Contributions (distributions)....    (98,026)    2,345,244      1,091,886         (51,844)      68,763
                                     ---------   -----------   ------------     -----------   ----------
          Net increase (decrease)
            in cash and cash
            equivalents............     (9,229)       31,246          4,531          (2,444)      (2,795)
Cash and cash equivalents at
  beginning of period..............     14,362         5,133         36,379          40,910       38,466
                                     ---------   -----------   ------------     -----------   ----------
Cash and cash equivalents at end of
  period...........................  $   5,133   $    36,379   $     40,910    $     38,466   $   35,671
                                     =========   ===========   ============     ===========   ==========
Supplemental disclosure of cash
  flow information:
     Cash paid for interest........  $  45,275   $   184,698   $    242,252    $    136,938   $       --
                                     =========   ===========   ============     ===========   ==========


                See accompanying notes to financial statements.

                              NORTH'S RESTAURANTS
                   (A DIVISION OF NORTH'S RESTAURANTS, INC.)

                         NOTES TO FINANCIAL STATEMENTS
    JUNE 30, 1995 AND 1996, DECEMBER 31, 1996 AND MARCH 31, 1997 (UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a) Basis of Presentation

     The financial statements present the financial position and operations of North's Restaurants (the Division), a division of North's Restaurants, Inc.
(NRI). The Division consists of seven of NRI's twenty buffet style restaurants located in California, Idaho, Oregon, Utah and Washington. The Division has no separate legal status or existence.

     As of June 30, 1995 the Division operated six restaurants and operated seven restaurants at June 30, 1996 and December 31, 1996.


     The Division's corporate administrative functions, including accounting, data processing and other corporate services, were combined with the administrative functions of NRI. The cost of these administrative functions was allocated to the Division in proportion to the revenues of the Division in relation to the total revenues of NRI. Management believes this allocation method is reasonable; however, such allocated costs may not necessarily be indicative of the cost of obtaining such services if the Division operated on a stand-alone basis. Included in general and administrative expenses is approximately $403,000, $787,000, $974,000, $371,000 and $235,000 in fiscal years 1994, 1995, 1996, the six months ended December 31, 1996 and the three months ended March 31, 1997 (unaudited), respectively, of allocated costs.


     (b) Fiscal Year

     The accompanying financial statements cover the fifty-two/fifty-three-week periods ended June 27, 1994, July 3, 1995 and July 1, 1996, the six months (twenty-four weeks) ended December 16, 1996 and the three months (twelve weeks) ended March 10, 1997 (unaudited). For clarity of presentation, all periods are presented as if the period ended on the last day of the month-end.

     (c) Cash and Cash Equivalents

     Cash and cash equivalents include amounts on hand at restaurant locations.

     (d) Inventories

     Inventories consist of food and beverages and are stated at the lower of cost or market, determined on the first-in, first-out method.

     (e) Pre-opening costs

     Certain costs associated with hiring, training, and other direct costs as incurred in connection with opening new restaurants are capitalized and amortized over the first year of the restaurants' operations. Accumulated amortization at June 30, 1995 and 1996, December 31, 1996 and March 31, 1997 (unaudited) was approximately $47,000, $42,000, $-0- and $-0-, respectively.

     (f) Property and Equipment

     Property and equipment are recorded at cost. Depreciation and amortization are being accounted for primarily on the straight-line method over the estimated useful lives of the assets for financial reporting purposes. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the term of the related lease. Depreciation begins on construction in progress at the time the related asset is placed in service.

     Maintenance and repairs, including replacement of minor items, are expensed as incurred.

                              NORTH'S RESTAURANTS
                   (A DIVISION OF NORTH'S RESTAURANTS, INC.)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
    JUNE 30, 1995 AND 1996, DECEMBER 31, 1996 AND MARCH 31, 1997 (UNAUDITED)

     (g) Advertising Costs

     Advertising costs are expensed when incurred. Advertising expense, included in general and administrative expenses, was approximately $79,000, $186,000, $169,000, $72,000 and $34,000 for the years ended June 30, 1994, 1995 and 1996, the six months ended December 31, 1996 and the three months ended March 31, 1997 (unaudited), respectively.

     (h) Income Taxes

     The Division, or any restaurant individually contained therein, presented in the accompanying financial statements is not a separate legal or taxable entity. The taxable income or loss from the Division is included in the federal and state tax returns of NRI. Income tax expense is calculated on a separate basis as if the Division were a stand alone entity. Any current or deferred assets and liabilities have been recorded through net divisional equity.

     (i) Use of Estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (j) Financial Instruments

     The carrying amounts of cash equivalents, trade accounts receivable, and accounts payable approximate fair value because of the short-term nature of these instruments. The fair value of long-term debt was estimated by discounting the future cash flows using market interest rates and does not differ significantly from the carrying value reflected in the combined balance sheet.

     Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

     (k) Impairment of Long-Lived Assets

     In March 1995, Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", was issued. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During the six months ended December 31, 1996, the Division adopted this statement and determined that no impairment loss need be recognized for property and equipment.

                              NORTH'S RESTAURANTS
                   (A DIVISION OF NORTH'S RESTAURANTS, INC.)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
    JUNE 30, 1995 AND 1996, DECEMBER 31, 1996 AND MARCH 31, 1997 (UNAUDITED)

(2) PROPERTY AND EQUIPMENT


                                                JUNE 30,     JUNE 30,     DECEMBER 31,    MARCH 31,
                                                  1995         1996           1996          1997
                                               ----------   -----------   ------------   -----------
                                                                                         (UNAUDITED)
Equipment....................................  $2,831,595   $ 3,526,944   $  3,553,035   $ 3,576,954
Leasehold improvements.......................   2,113,275     2,529,255      2,544,379     2,544,379
                                               ----------    ----------     ----------    ----------
                                                4,944,870     6,056,199      6,097,414     6,121,333
Less accumulated depreciation................   1,149,386     1,338,477      1,567,186     1,678,105
                                               ----------    ----------     ----------    ----------
                                                3,795,484     4,717,722      4,530,228     4,443,228
Construction in progress.....................      73,215         9,488             --            --
                                               ----------    ----------     ----------    ----------
                                               $3,868,699   $ 4,727,210   $  4,530,228   $ 4,443,228
                                               ==========    ==========     ==========    ==========


(3) LONG-TERM DEBT

     NRI and the Division are jointly and severally liable for the outstanding balance of certain debt of NRI. As such, the Division has reported the outstanding balance for this debt in its financial statements, NRI debt for which the Division is jointly and severally liable, as a liability and reduction of the Division's equity. NRI debt for which the Division is jointly and severally liable, net of debt issuance costs, is comprised of the following:


                                                JUNE 30,     JUNE 30,     DECEMBER 31,    MARCH 31,
                                                  1995         1996           1996          1997
                                               ----------   -----------   ------------   -----------
                                                                                         (UNAUDITED)
Note payable, interest due monthly at 2% over
  the bank's prime rate, collateralized by
  all tangible and intangible, real and
  personal property and stock of NRI,
  guaranteed unconditionally by two
  shareholders of NRI, principal payable on
  October 15, 1997...........................  $3,257,507   $ 2,913,757   $  2,863,757   $ 2,863,757
Note payable, interest due monthly at 2% over
  the bank's prime rate, collateralized by
  all tangible and intangible, real and
  personal property and stock of NRI,
  guaranteed unconditionally by two
  shareholders of NRI, principal payable on
  October 15, 1997...........................   1,350,000     5,030,264      5,030,264     5,030,264
Note payable to Pacific Mezzanine Fund,
  interest due quarterly at 13%,
  collateralized by all tangible and
  intangible, real and personal property and
  stock of NRI, principal payable on October
  15, 1997. NRI is in violation of certain
  financial covenants as of December 31,
  1996.......................................   3,281,240     3,403,813      3,665,958     3,688,923
Subordinated debentures, interest due
  quarterly at 10%...........................   1,400,000     1,400,000      1,400,000     1,400,000
Accrued interest.............................      81,395       298,550        434,800       594,618
Debt issuance costs..........................    (578,000)     (601,000)      (531,478)     (531,478)
                                               ----------   -----------    -----------   -----------
          Total long-term debt...............   8,792,142    12,445,384     12,863,301    13,046,084
Less current portion.........................     872,016     3,892,082     11,463,301    11,646,084
                                               ----------   -----------    -----------   -----------
          Total long-term debt, less current
            portion..........................  $7,920,126   $ 8,553,302   $  1,400,000   $ 1,400,000
                                               ==========   ===========    ===========   ===========

                              NORTH'S RESTAURANTS
                   (A DIVISION OF NORTH'S RESTAURANTS, INC.)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
    JUNE 30, 1995 AND 1996, DECEMBER 31, 1996 AND MARCH 31, 1997 (UNAUDITED)

(4) INCOME TAXES

     The (provision) benefit for income taxes consists of the following:


                                                                           SIX MONTHS
                                            YEAR ENDED JUNE 30,              ENDED        THREE MONTHS
                                      --------------------------------    DECEMBER 31,        ENDED
                                        1994        1995        1996          1996          MARCH 31,
                                      --------    --------    --------    ------------        1997
                                                                                          -------------
                                                                                           (UNAUDITED)
Current:
  Federal...........................  $(21,834)   $ 21,834    $     --      $     --         $    --
  State.............................    (3,971)         --          --            --              --
                                      --------    --------    --------      --------         -------
          Total current.............   (25,805)     21,834          --            --              --
                                      --------    --------    --------      --------         -------
Deferred:
  Federal...........................   (20,680)    (43,090)    108,259        50,018              --
  State.............................    (3,878)     (2,757)     20,299         9,378              --
                                      --------    --------    --------      --------         -------
          Total deferred............   (24,558)    (45,847)    128,558        59,396              --
                                      --------    --------    --------      --------         -------
          Total.....................  $(50,363)   $(24,013)   $128,558      $ 59,396         $    --
                                      ========    ========    ========      ========         =======


     The (provision) benefit for income taxes vary from the amounts computed by applying the federal statutory rate to income before pro forma taxes as follows:


                                                                            SIX MONTHS
                                                YEAR ENDED JUNE 30,           ENDED       THREE MONTHS
                                             --------------------------    DECEMBER 31,       ENDED
                                             1994       1995       1996        1996         MARCH 31,
                                             -----      -----      ----    ------------       1997
                                                                                          -------------
                                                                                           (UNAUDITED)
Federal income tax (provision) benefit
  computed at statutory rates..............  (34.0)%    (34.0)%    34.0%       34.0%           34.0%
State taxes, net of federal benefit........   (4.0)      (4.0)      4.0         4.0             4.0
Increase in valuation allowance............     --         --        --        (9.5)          (37.5)
Other......................................    (.5)       (.5)      (.5)        (.5)            (.5)
                                             -----      -----      ----        ----           -----
Effective tax rate.........................  (38.5)%    (38.5)%    37.5%       28.0%             --%
                                             =====      =====      ====        ====           =====


     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:


                                                        JUNE 30,           DECEMBER
                                                 ----------------------       31,       MARCH 31,
                                                   1995         1996         1996         1997
                                                 ---------    ---------    ---------    ---------
                                                                                        (UNAUDITED)
Deferred tax assets:
  Net operating loss carryforwards.............  $  10,576    $ 214,596    $ 336,950    $ 437,259
                                                 ---------    ---------    ---------    ---------
     Total gross deferred tax assets...........     10,576      214,596      336,950      437,259
  Valuation allowance..........................         --           --      (19,945)     (91,578)
                                                 ---------    ---------    ---------    ---------
     Total deferred tax assets.................     10,576      214,596      317,005      345,681
                                                 ---------    ---------    ---------    ---------
Deferred tax liabilities:
  Property and equipment, principally due to
     differences in depreciation...............   (198,530)    (273,992)    (317,005)    (345,681)
                                                 ---------    ---------    ---------    ---------
     Total gross deferred tax liabilities......   (198,530)    (273,992)    (317,005)    (345,681)
                                                 ---------    ---------    ---------    ---------
     Net deferred tax liability................  $(187,954)   $ (59,396)   $      --    $      --
                                                 =========    =========    =========    =========

                              NORTH'S RESTAURANTS
                   (A DIVISION OF NORTH'S RESTAURANTS, INC.)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
    JUNE 30, 1995 AND 1996, DECEMBER 31, 1996 AND MARCH 31, 1997 (UNAUDITED)

     At December 31, 1996, the Division has net operating carryforwards, to be utilized by NRI, for federal and state purposes of approximately $876,000 and $944,000, respectively, which are available to offset future taxable income, through 2011.

(5) COMMITMENTS AND CONTINGENCIES

     The Division leases restaurant facilities and equipment under several operating leases, expiring through 2010. Most leases contain renewal options. Minimum rentals under operating leases are as follows:

            Year ending December 31:
                 1997..............................................    $  570,811
                 1998..............................................       565,193
                 1999..............................................       563,669
                 2000..............................................       574,015
                 2001..............................................       563,076
                 Thereafter........................................     3,017,420
                                                                       ----------
                                                                       $5,854,184
                                                                       ==========

     Each restaurant facility lease contains a percentage rent clause which requires additional rent based on a percentage of gross sales in excess of specified amounts. Total rent expense for all operating leases is comprised of the following:


                                                                             SIX MONTHS
                                                                               ENDED        THREE MONTHS
                                           YEAR ENDED JUNE 30,                DECEMBER         ENDED
                                  --------------------------------------        31,          MARCH 31,
                                    1994         1995           1996            1996            1997
                                  --------     --------     ------------     ----------     ------------
                                                                                            (UNAUDITED)
Minimum rent....................  $215,700     $326,732       $512,485        $258,228        $129,114
Contingent rent.................    63,359       98,253         81,466          32,523          12,646
                                  --------     --------       --------        --------        --------
                                  $279,059     $424,985       $593,951        $290,751        $141,760
                                  ========     ========       ========        ========        ========


     The Division is subject to various legal proceedings and certain unresolved claims pending of NRI. The ultimate liability, if any, for the aggregate amounts claimed against NRI cannot be determined at this time. Management of NRI and the Division, based on consultation with legal counsel, is of the opinion that there are no matters pending or threatened which are expected to have a material adverse effect on the Division's financial condition or results of operations.

(6) PROFIT-SHARING PLAN

     NRI had a 401(k) profit-sharing plan (the Plan) which covered substantially all of its employees. NRI's annual contribution to the Plan was fixed by a resolution of its Board of Directors. No contributions were made to the Plan for the years 1996 or 1995. The Plan was terminated as of December 29, 1995. Upon termination, all participants became 100% vested. Net plan assets were distributed to participants, according to Plan provisions.

                              NORTH'S RESTAURANTS
                   (A DIVISION OF NORTH'S RESTAURANTS, INC.)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
    JUNE 30, 1995 AND 1996, DECEMBER 31, 1996 AND MARCH 31, 1997 (UNAUDITED)


(7) SELECTED FINANCIAL INFORMATION (UNAUDITED)


     The following statements of operations are provided for informational purposes and are unaudited:


                                                                             SIXTEEN WEEKS ENDED
                                                     TWELVE MONTHS       ---------------------------
                                                         ENDED            APRIL 8,        APRIL 7,
                                                   DECEMBER 31, 1996        1996            1997
                                                   -----------------     -----------     -----------
Total revenues...................................    $  10,830,045       $ 3,440,533     $ 3,136,413
                                                      ------------       -----------     -----------
Costs and expenses:
  Food costs.....................................       (4,013,395)       (1,275,686)     (1,186,698)
  Labor costs....................................       (3,289,756)       (1,058,763)       (943,729)
  Occupancy and other expenses...................       (1,885,141)         (560,052)       (587,255)
  General and administrative expenses............         (970,170)         (388,315)       (346,197)
  Depreciation and amortization..................         (634,965)         (166,063)       (149,221)
                                                      ------------       -----------     -----------
          Total costs and expenses...............      (10,793,427)       (3,448,879)     (3,213,100)
                                                      ------------       -----------     -----------
     Income (loss) from operations...............           36,618            (8,346)        (76,687)
Interest expense.................................         (554,299)         (188,953)       (184,258)
                                                      ------------       -----------     -----------
     Loss before income tax benefit..............         (517,681)         (197,299)       (260,945)
Income tax benefit...............................          174,000            73,987              --
                                                      ------------       -----------     -----------
     Net loss....................................    $    (343,681)      $  (123,312)    $  (260,945)
                                                      ============       ===========     ===========


(8) SUBSEQUENT EVENT

     On July 24, 1997, NRI signed a definitive agreement to sell certain assets and liabilities of the Division to CKE Restaurants, Inc. for $4,500,000, subject to adjustment. The transaction is subject to normal closing conditions and events.

                     [Photos of Representative Restaurants]

======================================================


  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO SUCH CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        -----
Prospectus Summary.....................     3
Risk Factors...........................     8
Use of Proceeds........................    14
Dividend Policy........................    14
Capitalization.........................    15
Dilution...............................    16
Selected Combined Financial Data.......    17
Selected Pro Forma Financial Data......    19
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................    24
Business...............................    30
Management.............................    40
Certain Transactions...................    44
Principal and Selling Stockholders.....    45
Description of Capital Stock...........    46
Shares Eligible for Future Sale........    47
Underwriting...........................    48
Legal Matters..........................    49
Experts................................    49
Available Information..................    50
Index to Financial Statements..........   F-1


                            ------------------------


  UNTIL          , 1997 (25 DAYS AFTER THE DATE OF THIS
PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

======================================================
======================================================
                                2,500,000 SHARES

                                      LOGO


                                  COMMON STOCK
                       ---------------------------------

                                   PROSPECTUS

                       ---------------------------------
                              EQUITABLE SECURITIES
                                  CORPORATION

                            EVEREN SECURITIES, INC.


                          CRUTTENDEN ROTH INCORPORATED

                                           , 1997
======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the Common Stock being registered hereunder. All of the amounts shown are estimates except for the SEC registration fee and the NASD filing fee.

            SEC registration fee......................................  $ 10,455
            NASD filing fee...........................................     3,950
            Nasdaq National Market application fee....................    27,500
            Printing expenses.........................................   125,000
            Legal fees and expenses...................................   200,000
            Accounting fees and expenses..............................   200,000
            Blue sky fees and expenses................................     5,000
            Transfer agent and registrar fees.........................     5,000
            Miscellaneous.............................................   123,095
                                                                        --------
                      Total...........................................  $700,000
                                                                        ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     (a) As permitted by the Delaware General Corporation Law, the Certificate of Incorporation of the Registrant (Exhibit 3.1 hereto) eliminates the liability of directors to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a directors, except to the extent otherwise required by the Delaware General Corporation Law.

     (b) The Certificate of Incorporation provides that the Registrant will indemnify each person who was or is made a party to any proceeding by reason of the fact that such person is or was a director or officer of the Registrant against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith to the fullest extent authorized by the Delaware General Corporation Law. The Registrant's Bylaws (Exhibit 3.2 hereto) provide for a similar indemnity to directors and officers of the Registrant to the fullest extent authorized by the Delaware General Corporation Law.


     (c) The Certificate of Incorporation also gives the Registrant the ability to enter into indemnification agreements with each of its directors and officers. The Registrant has entered into indemnification agreements with certain of its directors and officers (Exhibit 10.4 hereto), which provide for the indemnification of such persons against any an all expenses, judgments, fines, penalties and amounts paid in settlement, to the fullest extent permitted by law.


ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES


     On September     , 1997, the Registrant issued 2,600,000 shares of Common
Stock to CKE in exchange for all the issued and outstanding capital stock of Summit. The foregoing transaction was completed without registration under the Act in reliance upon Section 4(2) of the Act for transactions not involving a public offering, among others, on the basis that such transaction did not involve any public offering and the purchaser was an accredited investor with access to the kind of information registration would provide.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (A) EXHIBITS


    EXHIBIT
      NO.                                        DESCRIPTION
    -------    -------------------------------------------------------------------------------
     1.1       Form of Underwriting Agreement.
     3.1       Certificate of Incorporation of the Registrant.*
     3.2       Bylaws of the Registrant.
     4.1       Form of Common Stock Certificate.**
     5.1       Opinion of Stradling Yocca Carlson & Rauth, a professional corporation.**
    10.1       Star Buffet, Inc. 1997 Stock Incentive Plan (the "1997 Plan").
    10.2       Form of Stock Option Agreement for the 1997 Plan.
    10.3       Commercial and Industrial Lease between Gordon Yates and Tracy Collins Bank and
               Trust dated July 25, 1979 and Sublease Agreement between West One Bank, Utah
               (successor in interest to Tracy Collins Bank and Trust) and Summit Family
               Restaurants Inc. dated May 18, 1995.
    10.4       Form of Indemnification Agreement.*
    10.5       Management Services Agreement with CKE.*
    10.6       Form of Franchise Agreement with HomeTown Buffet, Inc.
    10.7       Asset Purchase Agreement with North's Restaurants, Inc. dated July 24, 1997.*
    10.8       Letter of Intent with Stacey's Buffet, Inc. dated July 18, 1997.*
    10.9       Asset Purchase Agreement between JB's Restaurant, Inc. and Summit Family
               Restaurants Inc. dated September   , 1997.**
    10.10      Contribution Agreement with CKE.**
    10.11      Asset Purchase Agreement with Taco Bueno, Inc. dated September   , 1997.**
    21.1       List of Subsidiaries.
    23.1       Consent of Stradling Yocca Carlson & Rauth, a professional corporation (see
               Exhibit 5.1).**
    23.2       Consents of KPMG Peat Marwick LLP.
    23.3       Consents of director nominees.
    24.1       Power of Attorney.*
    27.1       Financial Data Schedules.*


- ---------------


  * Previously filed.



** To be filed by amendment.


     (B) FINANCIAL STATEMENT SCHEDULES

     All schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

ITEM 17. UNDERTAKINGS

     The Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Salt Lake City, Utah, on the 9th day of September, 1997.


                                          STAR BUFFET, INC.


                                          By: /s/   THEODORE ABAJIAN

                                            ------------------------------------

                                            Theodore Abajian


                                            Chief Financial Officer



     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                   SIGNATURE                                 TITLE                     DATE
- -----------------------------------------------  ------------------------------ -------------------

                       *                             Chairman of the Board      September 9, 1997
- -----------------------------------------------
              William P. Foley II

                       *                            Chief Executive Officer     September 9, 1997
- -----------------------------------------------      President and Director
               Robert E. Wheaton                 (Principal Executive Officer)

             /s/ THEODORE ABAJIAN                   Chief Financial Officer     September 9, 1997
- -----------------------------------------------     (Principal Financial and
               Theodore Abajian                  Principal Accounting Officer)

                       *                                    Director            September 9, 1997
- -----------------------------------------------
              C. Thomas Thompson

           *By: /s/ THEODORE ABAJIAN
- -----------------------------------------------
               Theodore Abajian,
               Attorney-in-fact

                                 EXHIBIT INDEX


                                                                                      SEQUENTIALLY
    EXHIBIT                                                                             NUMBERED
      NO.                                   DESCRIPTION                                   PAGE
    -------     --------------------------------------------------------------------  ------------
     1.1        Form of Underwriting Agreement......................................
     3.1        Certificate of Incorporation of the Registrant.*....................
     3.2        Bylaws of the Registrant............................................
     4.1        Form of Common Stock Certificate.**.................................
     5.1        Opinion of Stradling Yocca Carlson & Rauth, a professional corporation.**......................................................
    10.1        Star Buffet, Inc. 1997 Stock Incentive Plan (the "1997 Plan").......
    10.2        Form of Stock Option Agreement for the 1997 Plan....................
    10.3        Commercial and Industrial Lease between Gordon Yates and Tracy
                Collins Bank and Trust dated July 25, 1979 and Sublease Agreement between West One Bank, Utah (successor in interest to Tracy Collins
                Bank and Trust) and Summit Family Restaurants Inc. dated May 18,
                1995................................................................
    10.4        Form of Indemnification Agreement.*.................................
    10.5        Management Services Agreement with CKE.*............................
    10.6        Form of Franchise Agreement with HomeTown Buffet, Inc...............
    10.7        Asset Purchase Agreement with North's Restaurants, Inc. dated July
                24, 1997.*..........................................................
    10.8        Letter of Intent with Stacey's Buffet, Inc. dated July 18, 1997.*...
    10.9        Asset Purchase Agreement between JB's Restaurant, Inc. and Summit
                Family Restaurants Inc. dated September   , 1997.**.................
    10.10       Contribution Agreement with CKE.**..................................
    10.11       Asset Purchase Agreement with Taco Bueno, Inc. dated September   ,
                1997.**.............................................................
    21.1        List of Subsidiaries................................................
    23.1        Consent of Stradling Yocca Carlson & Rauth, a professional corporation (see Exhibit 5.1).**....................................
    23.2        Consents of KPMG Peat Marwick LLP...................................
    23.3        Consents of director nominees.......................................
    24.1        Power of Attorney.*.................................................
    27.1        Financial Data Schedules.*..........................................


- ---------------


 * Previously filed.



** To be filed by amendment.